SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS     – Departamento de Administração do Capital Social

DFSI – Divisão de Relações com Investidores invest@eletrobras.com.br

www.eletrobras.com

Marketletter – June 2011	Subsidiaries Companies Information

1.    Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies for the first semester:

Company	Net Operating Revenue		Service Result		Income/Losses for the period		EBITDA (R$ million)		MARGEN EBITDA
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Furnas	3,571.3	3,174.1	776.7	656.2	33.3	417.0	489.7	843.60	13.7%	26.6%
Chesf	2,613.4	2,492.7	939.9	1,058.9	787.2	908.2	1,148.6	1,267.83	44.0%	50.9%
Eletronorte	2,351.5	2,297.4	410.1	233.3	157.5	69.9	621	442.2	26.4%	19.2%
Eletronuclear	922.8	869.9	342.9	292.3	223.2	32.1	462.7	407.86	50.1%	46.9%
Eletrosul	467.1	475.6	118.1	182.5	75.5	131.7	119.6	184	25.60%	38.70%
CGTEE	265.7	105.6	84.0	-60.3	79.6	-95.7	129.7	-41.4	48.8%	-39.2%

Company	Current Ratio		Total Liquidity Ratio(1)		Total Debt Ratio(2)		Debt Equity Ratio		Net Profit Margin(3)		Return on Equity		Ebitda / Share
	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10
Furnas	0.75975	0.92251	0.83974	0.89362	0.50717	0.49627	1.02909	0.98520	0.07557	0.09262	0.02033	0.04766	0.00001	0.00002
Chesf	1.00627	1.65346	1.66771	2.03367	0.26746	0.21991	0.36510	0.28190	0.30123	0.40074	0.04772	0.12646	0.02228	0.02633
Eletronorte	1.62183	1.48906	1.08243	1.06488	0.48171	0.47737	0.92942	0.91341	0.06697	0.03233	0.01518	0.01355	0.00457	0.00437
Eletronuclear	2.13644	1.54424	0.37922	0.35625	0.62441	0.62260	1.66247	1.64973	0.24193	(0.08060)	0.07108	(0.04574)	0.00004	0.00005
Eletrosul	1.98052	1.44440	0.96262	1.08255	0.66937	0.62607	2.02461	1.67434	0.16136	0.06329	0.02842	0.02562	0.00239	0.00547
CGTEE	0.46859	0.94684	0.17265	0.19622	0.80782	0.80349	4.20349	4.08874	0.29974	0.07816	0.19473	0.11639	0.00010	0.00007

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – June 2011

Balance Sheet for the period ended on

(In US$)

Assets	06/30/11	06/30/10
Current Assets
Cash and banks	606,270,765	466,856,238
Accounts receivable –rendering of services	762,509,953	737,894,769
Obligations receivable	745,035	731,395
Debtors	1,478,187	1,265,698
Stored materials	6,914,297	7,015,939
Personnel advances	11,105,312	6,070,429
Suppliers advances	29,258,426	4,325,715
Legal deposits	57,164,939	38,533,916
Others	5,565,288	284,140
Total Current Assets	1,481,012,202	1,262,978,239

Non-Current Assets
Long-term assets	23,642,552	40,040,262
Obligations receivable	167,688,769	158,884,605
Legal deposits	33,863,187	38,975,472
	225,194,508	237,900,339

Results to compensate
From previous periods	362,270,439	828,818,259
Result for the period	(318,372,917)	(563,105,814)
	43,897,522	265,712,445
Property, plant and equipment	17,445,625,125	17,416,447,676
Intangible	18,478,654	15,390,666
Total Non-Current Assets	17,733,195,809	17,935,451,126
Total Assets	19,214,208,011	19,198,429,365

Marketletter – June 2011

Liabilities and Stockholders’ Equity	06/30/11	06/30/10
Current Liabilities
Loans and Financing	998,434,875	986,730,681
Charges to pay	2,683,852	3,143,046
Remuneration and reimbursement	410,486,794	369,271,226
Suppliers	35,062,428	26,920,155
Pay roll and social obligations	69,238,533	52,611,533
Labor indemnities	12,709,385	3,308,362
Provision for contigencies	269,791,530	214,352,209
Other obligations	5,336,725	3,835,056
Total Current Liabilities	1,803,744,122	1,660,172,268

Non-Current Liabilities
Loans and financing	15,397,677,625	16,359,975,535
Remuneration and reimbursement	-	-
Labor indemnities	392,891,476	216,951,465
Retirement benefits	1,317,047,379	703,080,365
Provision for contingencies	199,390,330	155,101,574
Other obligations	3,457,079	3,148,158
Total Liabilities	17,310,463,889	17,438,257,097

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S.A.	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	19,214,208,011	19,198,429,365

Marketletter – June 2011

Statement of Income for the period ended on June 30

US$

	2011	2010
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	1,534,811,991	1,539,207,375
Administración Nacional de Electricidad - ANDE	110,694,009	106,298,625
	1,645,506,000	1,645,506,000
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	56,948,764	46,371,759
	56,948,764	46,371,759
Reimbursement of charges – Assured energy
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	36,232,632	1,415,337
Administración Nacional de Electricidad - ANDE	9,533,823	7,675,104
	45,766,455	9,090,441
Operating revenues - total	1,748,221,219	1,700,968,200
Operating Expenses
Remunerations and reimbursements
Capital income	(22,962,745)	(22,074,854)
Remuneration on power assignment	(56,948,764)	(46,371,759)
Assured energy
Royalties	(192,122,198)	(184,424,424)
Reimbursement of charges – administration and supervision	(14,778,630)	(14,186,494)
	(206,900,828)	(198,610,918)
Nonassured energy
Royalties	(42,497,422)	(8,441,124)
Reimbursement of charges – administration and supervision	(3,269,033)	(649,317)
	(45,766,455)	(9,090,441)
	(332,578,792)	(276,147,972)
Operating Expenses
General and administrative expenses
Personnel	(335,875,217)	(237,732,402)
Materials	(6,595,994)	(4,974,847)
Third party services	(33,833,052)	(24,978,149)
Provision for contengencies	(69,304,295)	(35,156,623)
Social-environmental costs	(18,626,753)	(17,966,104)
Other operating expenses	(14,008,763)	(13,410,494)
	(478,244,074)	(334,218,619)
Total of operating expenses	(810,822,866)	(610,366,591)
Result of Service	937,398,353	1,090,601,609
Other revenues / expenses
Sundry Revenues	3,271,638	2,918,529
Sundry Expenses	(1,955,751)	(463,335)
	1,315,887	2,455,194
Financial Revenues
Income from financial applications	34,973,889	38,534,500
Arrears on energy bills	87,171	2,212
Other financial revenues	4,206,056	2,793,772
	39,267,116	41,330,484
Financial Expenses
Financial charges	(555,647,880)	(586,443,244)
Monetary variations	(103,960,550)	15,161,816
Other financial expenses	(9)	(45)
	(659,608,439)	(571,281,473)
Financial Result	(620,341,323)	(529,950,989)
Net income for the period	318,372,917	563,105,814

Marketletter – June 2011

Cash Flow for the period ended on June 30

(US$)

	2011	2010
Operating Activities
Net income for the period	318,372,917	563,105,814
Adjustments
Disposal of Assets - sales	1,817,718	260,620
Monetary Variation on Financing and loans	5,635,483	114,424
Monetary Variation on Estimated Obligations	147,714,725	(25,266,226)
Liabilities provision
Financial charges not to be capitalized	555,647,880	586,443,244
Estimated Obligations	132,571,977	54,789,200
Adjusted Income	1,161,760,700	1,179,447,076
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	7,447,995	24,955,821
Stored Material variation	412,441	(237,135)
Other Credits variation	(35,219,574)	(21,930,971)
Remuneration and reimbursement variation	(5,221,344)	(39,318,830)
Suppliers and other variations	(47,058,228)	(31,431,548)
Payment-roll variation	19,894,448	8,850,844
Payment of the Estimated Obligation	(2,580,962)	(22,812,154)
	(62,325,224)	(81,923,973)
Net Operating Cash Flow	1,099,435,476	1,097,523,103
Investment Activities
Property, plant and equipment and intangible	(16,919,903)	(16,236,414)
Balance of the Investment Activities	(16,919,903)	(16,236,414)
Financing Activities
Loans and financing obtained	7,554,546	-
Amortization of the Loans and Financing	(473,633,876)	(541,616,029)
Payment of interest on Loans and Financing	(555,859,046)	(587,139,131)
Balance of the Financing Activities	(1,021,938,376)	(1,128,755,160)
Total of Cash Effects	60,577,197	(47,468,471)
Cash and cash equivalent – beginning of period	545,693,567	514,324,709
Cash and cash equivalent – end of period	606,270,764	466,856,238
Total of Cash Effects	60,577,197	(47,468,471)

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			2nd qrt / 11	1st SEM / 11
Itaipu Binacional	14,000	8,577	22,845,281	45,871,271

Energy sold

Buyer	2nd qrt / 11		1st SEM / 11
	US$ million	MWh	US$ million	MWh
ANDE	50.4	1,906,259	110.7	3,984,490
ELETROBRAS	772.4	20,763,999	1.534.8	41,534,982
T O T A L	822.8	22,670,258	1.645.5	45,519,472

Losses in generation

2nd qrt / 11	1st SEM / 11
0.77%	0.77%

Average tariff – US$ / KW

2nd qrt / 11	1st SEM / 11
22.60	22.60

Main Investments - US$ milhões

Project	2nd qrt / 11	1st SEM / 11
Permanent	1.5	2.7
Assets	5.8	14.2
T o t a l	7.3	16.9

Loans and Financing – US$ million

Creditor	Balance on 06/30/11	Date	Currency
Eletrobras	6,544.7	2014 / 2023	US$
Federal Gov’t	9,463.7	2023	US$
Bco. Brasil-Rescheduled Debt	326.1	2013 / 2023	US$
FIBRA	55.7	2023	R$
Cajubi	8.5	2022	US$
Total	16,398.7

Contract obligations – US$ thousand

Short-term

Due: 2011	491,353
Due: 2012	509,766
Total	1,001,119

Long-term

Loans and Financing	2012	2013	2014	2015	2016	2017 to 2023
	516,661	1,095,444	1,164,209	1,236,732	1,318,978	10,065,654

Number of employees

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,076	199	375	351	998	342	3,341

Department	Own staff	Others	Total
Field	1,013	2	1,015
Administrative	2,328	22	2,350
Total	3,341	24	3,365

States of the Federation	Number of employees
HEP Itaipu*	2,264
Paraná – Brazil	346
São Paulo - Brazil	2
Brasília - Brazil	4
Paraguay	725
Total	3,341
* Located in Foz do Iguaçu-Paraná-Brazil and Hernandárias-Alto Paraná-Paraguay.

Turnover
1st qrt/11	2nd qrt/11
1.28	1.42

Contracted	Other
181	24

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	06/30/11	12/31/10	06/30/11	12/31/10
Current Assets
Cash and banks	4,505	5,222	289,320	478,504
Financial applications	143,452	535,070	146,089	540,072
Consumers, concessionaires and affiliates	738,648	750,568	774,953	786,404
Loans and financing granted	2,518	2,192	2,518	2,192
Financed energy credits	167,533	148,933	167,533	148,933
Stored materials	11,928	11,896	12,323	11,971
Dividends to receive	7,939	12,570	-	2,020
Tax credits	178,809	58,922	208,773	77,612
Expenses paid in advance	542	3,971	9,370	14,042
Collaterals and linked deposits	35,896	35,893	54,261	59,171
Debtors	120,094	96,691	129,851	98,545
Financial asset - Allowed Annual Revenue amortization	-	-	14,025	13,442
Others	20,766	21,941	26,020	31,897
	1,432,630	1,683,869	1,835,036	2,264,805

Non-Current Assets
Financial applications	-	-	46,293	3,846
Loans and financing granted	12,165	10,917	12,165	10,917
Financed energy credits	545,469	596,826	545,469	596,826
Stored materials	79,024	89,354	79,024	89,354
Tax credits	836,356	727,339	843,174	759,766
Collaterals and linked deposits	233,114	179,536	267,269	210,230
Debtors	162	160	162	1,153
Financial asset indemnified	5,207,045	5,146,170	5,591,049	5,146,170
Financial asset – Allowed Annual Revenue amortization	2,129,608	2,210,119	2,181,343	2,574,274
Expenses paid in advance	-	-	27,273	30,328
Marketable securities	1,603	1,548	1,603	1,548
Others	41,769	41,688	42,390	50,614
	9,086,315	9,003,657	9,637,214	9,475,026
Investments	1,754,407	1,394,891	65,691	98,305
Property, plant and equipment	8,242,104	8,418,529	14,337,672	13,587,875
Intangible	120,870	116,436	1,061,398	1,046,187
	19,203,696	18,933,513	25,101,975	24,207,393
Total Assets	20,636,326	20,617,382	26,937,011	26,472,198

Marketletter – June 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	06/30/11	12/31/10	06/30/11	12/31/10
Current Liabilities
Suppliers	634,612	841,815	769,415	1,026,132
Charges on loans and financing	51,142	37,787	87,302	45,905
Loans and financing	297,569	267,804	578,844	492,124
Complementary pension fund	236,518	221,999	236,518	221,999
Taxes and social contributions	368,164	230,150	386,998	244,847
Personnel obligations	135,616	123,810	138,980	126,253
Research and development	7,075	6,170	11,805	6,209
Provision for social and environmental compensation	-	-	2,872	9,165
Use of public property	-	-	13,720	25,098
Shareholders remuneration	74,814	17,928	74,814	18,747
Income participation	8,780	105,095	8,780	105,095
Creditors	14,214	10,382	24,063	15,217
Others	79,675	107,967	81,207	118,257
	1,908,179	1,970,907	2,415,318	2,455,048

Non-Current Liabilities
Suppliers	-	-	53,622	-
Loans and financing	3,701,889	3,383,361	7,604,263	6,981,905
Complementary pension fund	367,551	536,983	367,551	536,983
Research and development	166,757	150,266	166,757	150,266
Taxes and social contributions	589,930	633,201	589,930	648,171
Provisions for risks with fiscal, labor and civil litigation	578,198	557,731	583,992	560,811
Provision for social and environmental compensation	-	-	2,183	1,669
Debentures	-	-	765,506	710,536
Creditors	6,816	9,795	7,278	40,097
Use of public property	41,587	40,335	1,072,274	1,008,541
Others	-	2	32,918	43,370
	5,452,728	5,311,674	11,246,274	10.682.349

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Equity valuation of affiliate - adjustment	4,723	5,434	4,723	5,434
Conversion in affiliate – accumulated adjustment	(249)	(337)	(249)	(337)
Income Reserves	1,812,970	1,812,970	1,812,970	1,812,970
Additional proposed dividends	-	53,783	-	53,783
Result of the period	33,251	-	33,251	-
Other comprehensive income	(296,813)	(258,586)	(296,813)	(258,586)
	13,275,419	13,334,801	13,275,419	13.334.801
Total Liabilities and Stockholders’ Equity	20,636,326	20,617,382	26,937,011	26,472,198

Marketletter – June 2011

Statement of Income for the period ended, by Activity

(R$ thousand)

	Consolidated
	06/30/2011
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	1,834	-	107,229	109,063
Gross supply of electric energy	1,867,199	-	590,743	2,457,942
Short-term energy	3,055	-	110,686	113,741
O&M revenues	-	396,746	-	396,746
Financing remuneration	-	576,507	-	576,507
Construction revenues	-	219,599	-	219,599
Other revenues	4,253	4,623	-	8,876
	1,876,341	1,197,475	808,658	3,882,474
Deductions to Operating Revenue
Taxes and contributions on revenue	(147,790)	(42,451)	20,743	(169,498)
Global Reversion Reserve	(46,270)	(27,987)	(23,377)	(97,634)
Research and development	(17,060)	(10,919)	(7,750)	(35,729)
Other consumer charges	(8,269)	-	-	(8,269)
	(219,389)	(81,357)	(10,384)	(311,130)
Net operating revenues	1,656,952	1,116,118	798,274	3,571,344

Cost of electric energy service
Cost with electric energy	(172,174)	1,338	(1,240,893)	(1,411,729)
Electric Energy purchased for resale	44,372	-	(1,238,942)	(1,194,570)
Charge on the use of Electric grid	(216,546)	1,338	(1,951)	(217,159)
Construction expenses – transmission	-	(219,599)	-	(219,599)
Operating Expenses	(593,124)	(523,826)	(6,321)	(1,123,271)
Personnel	(175,826)	(341,415)	(513)	(517,754)
Material	(8,596)	(10,696)	(62)	(19,354)
Third party services	(92,707)	(160,305)	(4,555)	(257,567)
Fuel and water for production of electric energy	(11,659)	-	-	(11,659)
Financial compensation for the use of hydro resources	(95,576)	-	-	(95,576)
Depreciation and amortization	(138,324)	(3,616)	(220)	(142,160)
Supervision tax for electric energy services	(5,101)	(5,192)	(27)	(10,320)
Use of public good	(62,881)	-	-	(62,881)
Taxes	(2,454)	(2,602)	(944)	(6,000)
	(765,298)	(742,087)	(1,247,214)	(2,754,599)
Gross operating income (loss)	891,654	374,031	(448,940)	816,745

Operating expenses
Provisions for risks with fiscal, labor and civil litigation	(25,137)	(44,350)	(1,440)	(70,927)
Reversion of operational provisions	50,884	62,511	2,029	115,424
Provision for credits of questionable liquidation	(2,631)	-	-	(2,631)
Other expenses	(37,605)	(39,635)	(4,657)	(81,897)
	(14,489)	(21,474)	(4,068)	(40,031)
Service Result	877,165	352,557	(453,008)	776,714
Other Revenue / Expenses	(425,444)	(3,397)	(37)	(428,878)
Result on the Equity Method	(292)	-	-	(292)

Financing result	(135,547)	(89,001)	(33,260)	(257,808)
Financing Revenue	99,137	11,822	2,656	113,615
Income from financial applications	18,436	1,382	-	19,818
Interest on credits and loans renegotiable and loans granted	36,476	-	-	36,476
Monetary variation on refinancing of credits and loans granted	29,459	-	-	29,459
Monetary variation and arrears – energy sold	13	3,423	-	3,436
Other monetary variation - asset	6,419	6,932	2,656	16,007
Other financing revenue	8,334	85	-	8,419
Financing expense	(234,684)	(100,823)	(35,916)	(371,423)
Charges on loans and financing	(111,653)	(69,369)	(1,729)	(182,751)
Financing charges – other obligations	(13,548)	14,324	(14,533)	(13,757)
Currency and monetary variation – financing and loans	(52,559)	(2,438)	(15,755)	(70,752)
Other monetary variation - liabilities	(4,242)	(3,490)	(2,292)	(10,024)
Other financing expenses	(52,682)	(39,850)	(1,607)	(94,139)
Result before social contribution and income tax	315,882	260,159	(486,305)	89,736
Social Contribution	(54,346)	(22,278)	28,986	(47,638)
Income tax	(160,792)	4,277	7,593	(148,922)
Deferred income	146,246	(6,171)	-	140,075
Net Result for the period	246,990	235,987	(449,726)	33,251

Marketletter – June 2011

	Consolidated
	06/30/2010
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	88,821	88,821
Gross supply of electric energy	1,693,773	-	631,516	2,325,289
Short-term energy	1,660	-	31,053	32,713
O&M revenues	-	353,075	-	353,075
Financing remuneration	-	523,330	-	523,330
Construction revenues	-	94,785	-	94,785
Other revenues	3,472	11,529	84	15,085
	1,698,905	982,719	751,474	3,433,098
Deductions to Operating Revenue
Taxes and contributions on revenue	(119,883)	(25,830)	16,496	(129,217)
Global Reversion Reserve	(44,123)	(24,412)	(21,852)	(90,387)
Research and development	(15,266)	(9,204)	(7,377)	(31,847)
Other consumer charges	-	(7,452)	-	(7,452)
	(179,272)	(66,898)	(12,733)	(258,903)
Net operating revenues	1,519,633	915,821	738,741	3,174,195

Cost of electric energy service
Cost with electric energy	(224,716)	-	(1,099,474)	(1,324,190)
Electric Energy purchased for resale	-	-	(1,099,474)	(1,099,474)
Charge on the use of Electric grid	(224,716)	-	-	(224,716)
Construction expenses – transmission	-	(94,785)	-	(94,785)
Operating Expenses	(504,903)	(432,536)	(10,249)	(947,688)
Personnel	(182,318)	(245,128)	(3,064)	(430,510)
Material	(8,121)	(15,687)	(136)	(23,944)
Third party services	(95,750)	(157,873)	(6,287)	(259,910)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Financial compensation for the use of hydro resources	(89,709)	-	-	(89,709)
Depreciation and amortization	(116,292)	(6,758)	(234)	(123,284)
Supervision tax for electric energy services	(4,864)	(4,896)	(26)	(9,786)
Use of public good	-	-	-	-
Taxes	(1,167)	(2,194)	(502)	(3,863)
	(729,619)	(527,321)	(1,109,723)	(2,366,663)
Gross operating income (loss)	790,014	388,500	(370,982)	807,532

Operating expenses
Provisions for risks with fiscal, labor and civil litigation	(17,926)	(35,735)	(1,172)	(54,833)
Reversion of operational provisions	-	-	-	-
Provision for credits of questionable liquidation	(5,512)	(5,965)	(789)	(12,266)
Other expenses	(36,136)	(37,863)	(10,275)	(84,274)
	(59,574)	(79,563)	(12,236)	(151,373)
Service Result	730,440	308,937	(383,218)	656,159
Other Revenue / Expenses	67,783	(20)	16	67,779
Result on the Equity Method	(3,625)	-	-	(3,625)

Financing result	(34,506)	(92,483)	(19,114)	(146,103)
Financing Revenue	95,106	7,275	3,153	105,534
Income from financial applications	15,548	160	-	15,708
Interest on credits and loans renegotiable and loans granted	38,379	-	-	38,379
Monetary variation on refinancing of credits and loans granted	35,395	-	-	35,395
Monetary variation and arrears – energy sold	-	1,826	-	1,826
Other monetary variation - asset	2,411	3,639	3,081	9,131
Other financing revenue	3,373	1,650	72	5,095
Financing expense	(129,612)	(99,758)	(22,267)	(251,637)
Charges on loans and financing	(44,110)	(52,709)	(2,488)	(99,307)
Financing charges – other obligations	-		(15,878)	(15,878)
Currency and monetary variation – financing and loans	(12,045)	(10,686)	(601)	(23,332)
Other monetary variation - liabilities	(23,820)	(2,908)	(1,448)	(28,176)
Other financing expenses	(49,637)	(33,455)	(1,852)	(84,944)
Result before social contribution and income tax	760,092	216,434	(402,316)	574,210
Social Contribution	(45,025)	(20,597)	31,247	(34,375)
Income tax	(125,072)	(57,261)	86,842	(95,491)
Deferred income	-	(27,367)	-	(27,367)
Net Result for the period	589,995	111,209	(284,227)	416,977

Marketletter – June 2011

Cash Flow for the period ended on June 30

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	2011	2010	2011	2010
Net income for the period	75,830	569,964	89,736	574,210
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	110,797	113,593	141,584	124,204
Monetary and currency variation	11,393	17,407	85,512	63,120
Income from financial investment	(13,715)	(11,141)	(15,898)	(11,141)
Financing charges	167,827	94,757	224,787	108,152

Equity Method

	37,738	20,656	26	1,184
Provision for credit of questionable liquidation	2,631	12,266	2,631	12,266
Provisions for risks with fiscal, labor and civil litigation	70,927	54,833	71,237	54,833
Reversal of provision for reduction of the recoverable value of assets (impairment)	409,000	-	409,000	-
Result of operations with derivative financial instruments	-	-	166	(68)
Reversal of provision for loss on investments	-	-	-	-
Reversion – operational provisions	(115,424)	-	(115,424)	-

Provision for complementary pension fund

	-	39,781	-	39,781
Write-off of fixed assets	(661)	-	(429)	47
Investment shareholder participation - losses	-	43,482	-	43,482
Provision for investment losses	-	-	-	-
RGR - charges	14,818	90,222	14,818	90,222
Income participation	-	-	-	-
Other retirement benefits	-	-	-	-
Actuarial provision - retirement benefits	-	-	-	-
Reversion - actuarial provision - retirement benefits	-	-	-	-
Others	13,906	-	49,093	78,411
Subtotal	785,067	1,045,820	956,839	1,178,703
Variation in operating assets / liabilities	(48,031)	(160,693)	(175,547)	(164,253)
Payment of financial charges	(179,475)	(107,832)	(179,475)	(107,832)
Payment of RGR charges	(102,038)	(119,650)	(102,038)	(119,650)
Financial charges receivable	5,826	8,943	5,826	8,943
Payment of income tax and social contribution	(138,568)	(56,700)	(138,838)	(56,700)
Collaterals and linked deposits	(56,052)	(68,092)	(58,320)	(67,977)
Related parties	-	-	29	-
Renegotiated energy credits-received	92,589	80,868	92,589	80,868
Payment of income participation	(96,407)	(77,431)	(96,407)	(77,431)
Subtotal	(474,125)	(339,894)	(476,634)	(339,779)
Net cash of operational activities	262,911	545,233	304,658	674,671
Financing Activities
Loans and financing obtained	381,688	40,227	700,462	517,105
Loans and financing payable - principal	(76,169)	(31,072)	(120,320)	(70,385)
Payment of shareholders remuneration	-
Amount received on debentures	-	-	-	-
Payment of shareholders remuneration	-	-	(2,497)	(12,665)
Payment of refinanced taxes and social contribution - principal	(35,370)	(35,747)	(35,370)	(35,747)
Funding payment	-	(73,106)	-	(73,106)
Complementary security fund payment – debt (FRG)	(111,239)	(95,495)	(111,239)	(95,495)
Others	-	-	736	(74)
Net cash of financing activities	158,910	(195,193)	431,772	229,633
Investment Activities
Loans and financing - granted	(2,595)	-	(2,595)	-
Loans and financing granted - receivable	1,082	52,167	1,082	52,167
Fixed income and equities	405,333	-	382,353	21
Acquisition of financial assets	(86,017)	-	(118,540)	(2,779)
Acquisition of property, plant and equipment	(341,902)	(319,845)	(1,163,896)	(1,057,177)
Acquisition of intangible assets	(5,243)	(8,835)	(5,290)	(8,847)
Acquisition of equity participation investment	(403,914)	(88,423)	(11,761)	(67,723)
Investment receivables	10,718	11,692	12,219	11,692
Others	-	-	(931)	(10)
Net cash of investment activities	(422,538)	(353,244)	(907,359)	(1,072,656)
Total of cash effects	(717)	(3,204)	(170,929)	(168,352)
Cash and cash equivalent – beginning of period	5,222	13,273	460,249	476,262
Cash and cash equivalent – end of period	4,505	10,069	289,320	307,910
	(717)	(3,204)	(170,929)	(168,352)

Marketletter – June 2011

Analysis of the consolidated result

Net income

The Company presented in the second quarter of 2011 a net loss of R$ 71 million. In the second quarter of 2010, the result was positive by R$ 223 million.

In the first half, net income recorded in 2011 was 92% lower than that recorded in the same period of 2010, from R$ 417 million in 2010 to R$ 33 million in 2011. The net income of the first half of 2011 represents 0.2% of net assets, against 3.2% recorded in the same period of 2010, a decrease of 60%.

Operating revenue

In generation:

The Company presented, in the first half of 2011, generating revenues 10.4% higher than the same period in 2010, going from R$ 1,699 million in 2010 to R$ 1,876 million in 2011, mainly due to:

The supply of electricity increased by 10.2% from R$ 1,694 million in the first half of 2010 to R$ 1,867 million in the first half of 2011 due to startup of SPE'S Chapecoense and Serra do Facão.

Other operating income increased 80% from R$ 5 million in the first half of 2010 to R$ 9 million in the first half of 2011 due to changes in cost structure.

In transmission:

In the first half of 2011 the Company presented a transmission revenue 21.8% higher than in the same period in 2010, going from R$ 983 million in 2010 to R$ 1,197 million in 2011, mainly due to:

Construction revenue increased by 131.7% from R$ 95 million in the first half of 2010 to R$ 220 million in the first half of 2011 due to ongoing works at the SPE’s.

Income from operation and maintenance increased by 12.4% from R$ 353 million in the first half of 2010 to R$ 397 million in the first half of 2011 due to operations related to operating transmission.

Other operating income showed an increase of 8.4% from R$ 535 million in the first half of 2010 to R$ 580 million in the first half of 2011, due to the seasonality of income of services rendered.

In Commercialization:

The Company presented, the first half of 2011, revenue from energy trading 7.7% higher than in the same period in 2010, going from R$ 751 million in 2010 to R$ 809 million in 2011, mainly due to energy sales in the short term.

Operating revenue deductions

In generation:

Taxes and contributions increased by 23.3% from R$ 120 million in the first half of 2010 to R$ 148 million in the first half of 2011 due to increased revenue.

Charges for use of the electric grid showed a decrease of 3.4% from R$ 225 million in the first half of 2010 to R$ 216 million in the first half of 2011 due to an increase in the usage rate.

In transmission:

Taxes and contributions increased by 64.3% from R$ 26 million in the first half of 2010 to R$ 42 million in the first half of 2011 due to increased revenue.

In Commercialization:

Taxes and contributions increased by 26% from R$ 16 million in the first half of 2010 to R$ 20million in the first half of 2011, due to increased revenue

Cost of electricity service

The main determinants of the evolution of costs in the period were:

In generation:

The Construction Cost line item showed an increase of 131.7%, going from R$ 95 million in the first half of 2010 to R$ 220 million in the first half of 2011 due to ongoing work at the Special Purpose Entities.

Electricity purchased for resale increased,  from R$ 0 million in first half 2010 to R$ 44 million in the first half of 2011, because of energy purchase by Serra do Facão SPE.

The Charges for the use of the transmission system showed a decrease of 3.4% from R$ 225 million in the first half of 2010 to R$ 216 million in the first half of 2011, due to the increase of the rate of use.

Third party services had a decrease of 3.1% from R$ 96 million in the first half of 2010 to R$ 93 million in the first half of 2011 due to seasonality of services.

The personnel line item decreased by 3.2% from R$ 182 million in the first half of 2010 to R$ 176 million in the first half of 2011 due to the transfer of personnel.

Marketletter – June 2011

The materials line item increased by 5.8% from R$ 8 million in the first half of 2010 to R$ 9 million in the first half of 2011 due to seasonality.

The fuel for production of electricity increased by 74.5% from R$ 6 million in the first half of 2010 to R$ 11 million in the first half of 2011, due to the use of thermal plants by Furnas.

The financial compensation line item for the use of water increased by 6.5% from R$ 90 million in the first half of 2010 to R$ 95 million in the first half of 2011, due to the increase in reference tariffs.

The depreciation and amortization showed an increase of 18.9% from R$ 116 million in the first half of 2010 to R$ 138 million in the first half of 2011 due to the beginning of operation of SPE's Serra Facão and Chapecoense, plus the application of fees.

Provisions and reversals showed a decrease of 255% from negative R$ 23 million in the first half of 2010 to a positive R$ 13 million in the first half of 2011, due to reversals of operational provisions.

Other costs line item increased 1,353% from R$ 32 million in the first half of 2010 to R$ 465 million in the first half of 2011, due to the increase of evaluation costs of projects under construction.

In transmission:

The Construction Costs line item showed an increase of 131.7% from R$ 95 million in the first half of 2010 to R$ 220 million in the first half of 2011 due to ongoing works at the Special Purpose Entities.

Third-party services increased by 1.2% from R$ 158 million in the first half of 2010 to R$ 160 million in the first half of 2011, due to seasonality.

The Personnel line item increased by 42.0% from R$ 245 million in the first half of 2010 to R$ 348 million in the first half of 2011 due to hiring of personnel.

The materials line item decreased by 31.2% from R$ 16 million in the first half of 2010 to R$ 11 million in the first half of 2011 due to seasonality.

The depreciation and amortization line item decreased by 42.8%, from R$ 7 million in the first half of 2010 to R$ 4 million in the first half of 2011, due to adjustments related to the application of new accounting practices.

Provisions and reversals showed a decrease of 167% from negative R$ 42 million in the first half of 2010 to positive R$ 28 million in the first half of 2011 due to reversals of operational provisions.

Other costs line item increased by 7.9% from R$ 38 million in the first half of 2010 to R$ 41 million in the first half of 2011, due to seasonality.

In Commercialization:

Electricity purchased for resale increased by 12.7% from R$ 1,099 million in the first half of 2010 to R$ 1,239 million in the first half of 2011 due to the variation in prices and increased demand by the SPE 's.

Third party services decreased by 27.5%, from R$ 6.3 million in the first half of 2010 to R$ 4.6 million in the first half of 2011, due to seasonality.

The Personnel line item decreased by 83.3%, from R$ 3.1 million in the first half of 2010 to R$ 513 thousand in the first half of 2011 due to allocation of costs among activities.

Provisions and reversals showed a decrease of 50%, going from R$ 2 million in the first half of 2010 to R$ 1 million in the first half of 2011.

Other costs decreased 50%, from R$ 10 million in the first half of 2010 to R$ 5 million in the first half of 2011.

Operating revenue (expense)

In generation:

The general and administrative expenses decreased 3.1% from R$ 286 million in the first half of 2010 to R$ 277 million in the first half of 2011 due to seasonality.

Provisions and reversals showed a decrease of 255% from a negative R$ 23 million in the first half of 2010 to a positive R$ 13 million in the first half of 2011, due to reversals of operational provisions.

Other costs increased 1,353% from R$ 32 million in the first half of 2010 to R$ 465 million in the first half of 2011, due to the increase of the cost of projects under construction.

In Transmission:

The general and administrative expenses increased 22.5% from R$ 418 million in the first half of 2010 to R$ 512 million in the first half of 2011 due to increased staffing, as well as seasonality of operating costs.

Provisions and reversals showed a decrease of 167% from a negative R$ 42 million in the first half of 2010 to a positive R$ 28 million in the first half of 2011, due to reversals of operational provisions.

Other costs increased by 7.9% from R$ 38 million in the first half of 2010 to R$ 41 million in the first half of 2011, due to seasonality.

Marketletter – June 2011

In Commercialization:

The general and administrative expenses decreased by 44.4%, from R$ 9 million in the first half of 2010 to R$ 5 million in the first half of 2011, due to seasonality.

Provisions and reversals showed a decrease of 50% from R$ 2 million in the first half of 2010 to R$ 1 million in the first half of 2011.

Other costs decreased 50% from R$ 10 million in the first half of 2010 to R$ 5 million in the first half of 2011.

Financial results

In generation:

Financial revenues increased 4.2% from R$ 95 million in the first half of 2010 to R$ 99 million in the first half of 2011, due to application of cash resources.

Financial Expenses increased 87.6% from R$ 129 million in the first half of 2010 to R$ 242 million in the first half of 2011 due to increased fundraising and market rates.

In transmission:

Financial revenues increased 71.4% from R$ 7 million in the first half of 2010 to R$ 12 million in the first half of 2011 due to application of cash resources.

Financial Expenses increased 8% from R$ 100 million in the first half of 2010 to R$ 108 million in the first half of 2011 due to the increase in market rates.

In Commercialization:

The financial income showed no change, remaining during the two periods in the amount of R$ 3 million.

Financial Expenses decreased 4.5% from R$ 22 million in the first half of 2010 to R$ 21 million in the first half of 2011 due to seasonality.

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated – MWh – 2011			Beginning of operation	End of concession
			1st qrt	2nd qrt	1st Sem
Hydroelectric
Integral Participation
Furnas	1,216	598	1,419,915	1,455,309	2,875,224	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,221,629	1,104,599	2,326,228	1969	07/07/2015
Mascarenhas de Moraes	476	295	790,614	765,758	1,556,372	1973*	31/10/2023
Porto Colômbia	320	185	554,585	504,191	1,058,776	1973	16/03/2017
Marimbondo	1,440	726	2,027,792	2,142,887	4,170,679	1975	07/03/2017
Itumbiara	2,082	1,015	1,027,607	1,688,205	2,715,812	1980	26/02/2020
Funil	216	121	385,981	286,667	672,648	1969*	07/07/2015
Corumbá I	375	209	684,869	561,547	1,246,416	1997	29/11/2014
Shared participation
Partnership
Serra da Mesa (48.46%)	1,275	671	503,182	526,026	1,029,208	1998	07/05/2011
Manso (70%)	212	92	150,812	135,794	286,606	2000	09/02/2035
• SPC
Peixe Angical (40%)	452	271	-	-	-	2006	06/11/2036
Baguari (15%)	140	80,2	-	-	-	2009	14/08/2041
Retiro Baixo (49%)	82	38,5	-	-	-	2010	14/08/2041
Serra do Facão (49.5%)	212,58	182,4	-	-	-	2010	06/11/2036
Foz do Chapecó (40%)	855	432,0	-	-	-	2010	06/11/2036
Thermal
Integral Participation
Santa Cruz	932	496	23,442	34,231	57,673	1967	07/07/2015
Roberto Silveira (Campos)	30	21	-	-	-	1977*	20/07/2027
São Gonçalo (out of operation)	-	-	-	-	-		Extension denied **

Note: Energy generated (MWh) – includes 100% of the energy of plants totally owned by Eletrobras and only the percentage of Furnas in the case of partnerships, like HEP Serra da Mesa and Manso. In case of SPC -  HEP Peixe Angical, Baguari, Retiro Baixo, Serra do Facão e Foz do Chapecó – the generated energy belongs 100% to the SPE Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Serra do Facão Energia.

*Date of incorporation to Furnas

**Decision of Ministry of Mines and Energy (MME) yet to be published in the Diário Oficial da União.

Energy generated - MWh

	1st qrt /2011	2nd qrt /2011	1st Sem/2011
Total	8,790,428	9,205,214	17,995,642

Electric energy purchased for resale

Eletrobras System

	1st qrt /2011	2nd qrt /2011	1st Sem/2011
MWh	3,299,772	3,332,488	6,632,260
R$ million	480.05	491.37	971.42

Other

	1st qrt /2011	2nd qrt /2011	1st Sem/2011
MWh	918,425	928,119	1,846,544
R$ million	121.17	122.45	243.62

Total

	1st qrt /2011	2nd qrt /2011	1st Sem/2011
MWh	4,218,197	4,260,607	8,478,804
R$ million	601.22	613.82	1,215.04

*Includes the purchase of energy from SPE Serra do Facão Energia, as of July of 2010 until December of 2011.

Energy sold

Eletrobras System

Sales Model	1st qrt /2011		2nd qrt /2011		1st Sem/2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Through auction	40.51	482,295	39.96	480,245	80.47	962,540

Others

Sales Model	1st qrt /2011		2nd qrt /2011		1st Sem/2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Through auction	1,068.13	12,420,126	1,026.26	11,980,715	2,094.39	24,400,841
Through free market agreements or bilateral contracts	96.27	968,492	90.58	910,475	186.85	1,878,967
Total	1,164.40	13,388,618	1,116.84	12,891,190	2,281.24	26,279,808

Marketletter – June 2011

Total

Sales Model	1st qrt /2011		2nd qrt /2011		1st Sem/2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Through auction	1,108.64	12,902,421	1,066.22	12,460,960	2,174.86	25,363,381
Through free market agreements or bilateral contracts	96.27	968,492	90.58	910,475	186.85	1,878,967
Total	1,204.91	13,870,913	1,156.80	13,371,435	2,361.71	27,242,348

Fuel used to produce electricity

		1st qrt /2011		2nd qrt /2011		1st Sem/2011
Type	Unit	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million
Special Diesel Oil	liter	-	-	4,000,000	8,469	4,000,000	8,469
Fuel Oil type B1	ton	-	-
Comum Diesel Oil	liter	-	-
Gas	m3	-	-	4,866,400	3,190	4,866,400	3,190
Total		-	-		11,659		11,659

Losses in generation - %

1st qrt /2011	2nd qrt /2011	1st Sem/2011
3	3	3

Losses in transmission - %

1st qrt /2011	2nd qrt /2011	1st Sem/2011
3	3	3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 06/30/11

Concession Area	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2	323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3	331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1	265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2	264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3	272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1	305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2	304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3	312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV	1,612.0
Adrianópolis - Cachoeira Paulista 1	171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende	115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende	56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3	177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú	55.0	500	12.15.77	07.07.2015
Adrianópolis - São José	33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista	103.0	500	06.04.77	07.07.2015
Angra - Zona Oeste *	97.5	500	03.14.11	07.07.2015
Grajaú - Zona Oeste *	79.0	500	03.14.11	07.07.2015
Angra - São José	133.0	500	12.21.98	07.07.2015
Araraquara - Campinas	171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas	176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas	223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá	53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté	83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto	181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna	112.0	500	03.10.03	07.07.2015
Gurupi - Miracema	255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão	166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha	172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1	195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2	194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá	139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi	256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1	249.0	500	03.09.98	07.07.2015
Serra da Mesa - Samambaia 2	248.5	500	01.23.99	07.07.2015
Tijuco Preto - Taubaté	13.0	500	03.29.84	07.07.2015
Ibiúna - Bateias Circuito 1	332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2	332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV	4,570.5
Adrianópolis - Itutinga 1	199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2	199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1	38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2	38.0	345	08.24.70	07.07.2015
Adrianópolis - Venda das Pedras *	107.0	345	11.29.10	07.07.2015
Macaé - Venda das Pedras *	122.0	345	11.29.10	07.07.2015
Adrianópolis - Macaé *	177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1	157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2	155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos	88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas	126.0	345	10.03.72	07.07.2015
Campos - Macaé 1	89.0	345	11.18.01	07.07.2015
Campos - Macaé 2	89.0	345	09.16.02	07.07.2015
Campos - Macaé 3	90.0	345	06.02.10	03.03.2035
Campos - Viana	199.0	345	12.19.05	07.07.2015
Viana - Vitória	26.0	345	12.19.05	07.07.2015
Campos - Vitória	224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul	254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara	79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1	198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2	199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes	104.0	345	05.15.68	07.07.2015
Furnas - Estreito	112.0	345	02.28.70	07.07.2015
L.C.Barreto - Estreito 2	24.0	345	02.28.70	07.07.2015
Furnas - Pimenta	66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1	131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2	131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1	75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2	75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste	30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1	182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2	184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1	97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2	97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1	180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2	180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia	201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito	13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1	24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1	198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2	197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande	112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia	77.0	345	10.25.75	07.07.2015
Mogi - Nordeste	20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas	204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória	383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro	198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande	45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1	12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2	15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV	6,220.5
Barro Alto - Niquelândia	87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2	13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes	40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1	13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto	132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada	44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)	208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2	202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2	240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis	257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1	240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1	175.0	230	12.20.86	07.07.2015
Serra da Mesa - Niquelândia	105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2	20.0	230	09.04.73	07.07.2015
Manso - Nobres	66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV	1,949.0
Adrianópolis - Cepel 1	1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2	1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1	48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2	48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1	19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2	20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3	20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis	19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)	34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga	34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz	96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2	105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1	106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2	106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão	110.0	138	02.10.73	07.07.2015
Campos - Iriri	97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão	13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1	105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco	10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos	24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto	16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares	28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN	33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar	44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)	36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar	20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto	13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2	174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1	108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2	108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco	31.0	138	12.15.67	07.07.2015
Santa Cruz – ZIN – Cosmos*	17.0	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1	20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2	13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá	38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1	14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2	14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN	5.0	138	11.24.72	07.07.2015
São José - Imbariê 1	18.0	138	12.19.98	07.07.2015
São José - Imbariê 2	18.0	138	12.20.98	07.07.2015
São José - Magé 1	46.0	138	06.17.01	07.07.2015
São José - Magé 2	46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1	1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2	1.0	138	07.24.87	07.07.2015
Manso - Nobres	70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1	67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2	67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV	165.0
Total	19,419.0
The TL returned to its original configuration. It was disconnected from TKCSA.  The supply to TKCSA is made through the Western zone, in 500kV.

Marketletter – June 2011

Average price – R$/MWh

1st qrt /2011	2nd qrt /2011	1st Sem/2011
86.67	86.51	86.69

Main investments - R$ million

Project	1st qrt /2011		2nd qrt /2011		1st Sem/2011
Transmission	Budgeted	Accomplished	Budgeted	Accomplished	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	16.1	7.4	16.1	3.8	32.2	11.2
Transmission System Itaipu – SP – Reforços Torres	0.3	0.0	1.7	0.0	2.0	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.3	0.1	0.3	0.0	0.6	0.1
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	11.2	1.3	11.2	4.9	22.4	6.2
Installation of Transmission System Mascarenhas - Linhares	6.5	0.3	7.6	0.2	14.1	0.5
Reinforcement of Transmission System RJ and ES	14.1	5.6	12.2	3.3	26.3	8.9
Reinforcement of Transmission System SP and MG	30.9	15.4	30.9	26.2	61.8	41.6
Reinforcement of Transmission System GO - MT - DF	17.2	4.4	18.0	5.4	35.2	9.8
Transmission System maintenance	22.4	5.1	27.4	6.0	49.8	11.1
Subtotal	119.0	39.6	125.4	49.8	244.4	89.4
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	13.3	0.1	13.2	1.6	26.5	1.7
Installation of HPU Batalha (Paulista)	45.6	20.0	45.7	38.3	91.3	58.3
Installation of HPU Simplício and SHU Anta	116.1	51.2	91.5	161.3	207.6	212.5
Modernization of HPU Furnas (MG)	12.8	1.4	12.7	8.7	25.5	10.1
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0	0.1	0.0	0.1	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	13.3	3.5	13.3	5.3	26.6	8.8
Modernization HPU Funil	0.0	0.0	0.1	0.0	0.1	0.0
Modernization HPU Porto Colômbia	0.0	0.0	0.1	0.0	0.1	0.0
Generation System maintenance	5.8	2.9	6.5	3.0	12.3	5.9
Subtotal	206.9	79.1	183.2	218.2	390.1	297.3
Other
Maintenance of real estate	4.6	1.5	5.5	1.2	10.1	2.7
Maintenance of real estate. vehicles. machinery and equipment	6.7	1.9	6.6	1.5	13.3	3.4
Maintenance of info technology assets	7.5	4.4	11.2	3.0	18.7	7.4
Environmental preservation and conservation of generation and transmission	7.3	0.7	7.3	0.7	14.6	1.4
Subtotal	26.1	8.5	30.6	6.4	56.7	14.9
Total	352.0	127.2	339.2	274.4	691.2	401.6

Marketletter – June 2011

New investments

Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for turbine 1 - 05/2013 turbine 2 - 06/2013	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: turbine 1 - 11/2011 Machine 2 - 12/2011 turbine 3 - 02/2012 Anta: turbine 1 – 03/2012 turbine 2 – 04/2012	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan

**The enterprise includes UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla). Total of investment under examination for presentation and approval by the Board of Directors of Furnas.

Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
LT 345 kV Campos – Macaé 3 *	RJ	52.68 Basis: Nov/04	90	02.06.2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti and TL 345 kV Itapeti– Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 12.2011 and 10 months after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 06/2012	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67.2 Basis: Nov/09	99	Estimated for 07/2012	07.12.2040

 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s present business plan

**   The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterprise’s present business plan

*** Includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.,

****Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract nº 006/2010 was signed on July 12, 2010. It consists of TL 230 kV Mascarenhas – Linhares plus SE Mascarenhas (Escelsa) and Linhares (Escelsa).  The environmental licenses dates were altered, and a new previous license is scheduled for October 2011

Loans and Financing – R$ million

Local Currency

Creditor	03/31/11	06/30/11	Due	Obs.
Eletrobras - ECF 2506	103.24	99.91	12.30.2018
Eletrobras - ECF 2717	19.13	18.12	12.30.2015
Eletrobras - ECF 2695	2.54	2.37	10.30.2014
Eletrobras - ECF 2776	328.84	331.23	06.30.2030
Eletrobras - ECF 2801	630.73	634.88	11.30.2029
Eletrobras - ECF 2815	2.27	4.01	11.30.2029	*
Eletrobras - ECF 2822	199.17	200.60	12.30.2030
Eletrobras - ECF 2882	409.10	615.59	12.30.2021	**
Fundação Real Grandeza	327.98	286.30	12.29.2012
Fundação Real Grandeza - Plano	242.19	235.58	12.01.2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.83	27.13	10.14.2011
Banco do Brasil S.A. - CCB 05/06/08	32.90	32.08	11.04.2011
Banco UBS Pactual S.A. - CCB 07/09	16.62	16.20	11.04.2011
Banco UBS Pactual S.A. - CCB 10/11/13	27.53	26.79	12.05.2011
Banco do Brasil S.A. - CCB 12	12.67	12.33	12.05.2011
Banco do Brasil S.A. - Contrato 093	108.98	112.16	10.25.2012
Caixa Econômica Federal	206.49	212.49	07.25.2012
Banco do Brasil S.A. - Contrato 099	82.95	85.35	10.15.2012
Banco da Amazônia S.A.	195.56	201.15	02.15.2013
BNDES – Simplício	900.38	885.51	07.15.2026	**
BNDES – Baguari	57.53	56.59	07.15.2026	**
BNDES - Batalha	179.48	179.74	12.15.2025	**
  Obs.: *Contract for transfer of resources from RGR to Prefeitura de Jataí, in the scope of Projeto Reluz, in the disbursement phase.
  **Contract in the disbursement phase.

Marketletter – June 2011

Foreign Currency

Creditor	03/31/11	06/30/11	Due	Currency
Eletrobras - ECR 258/98	43.39	38.82	04.04.2018	US$
Eletrobras - ECR 261/98	222.64	205.47	04.04.2018	Yen

Contract obligations – R$ million

Loans and Financing		2011	2012	2013	2014	2015	2016	After 2016
	1st qrt	4,098	3,332	2,939	2,731	2,497	2,325	2,137
	2nd qrt	3,395	2,645	2,269	2,087	1,888	1,760	1,736

Energy Purchase Contracts			2011	2012	2013	2014	2015	2016	After 2016
	1st qrt/11	GWh	4,135	3,985	3,941	3,941	8	8	8
		R$ million	589	566	560	560	1	1	1
	2nd qrt/11	GWh	4,179	3,983	3,983	3,229	8	8	8
		R$ million	596	566	566	470	1	1	1

Note: Includes energy purchased from Eletronuclear and HEU of Serra da Mesa, which expire in 2014, and HEU Manso expires in 2035.  It also considers the purchase of energy from SPE Serra do Facão Energia (Sefac), from July 2010 to December 2011.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation (%)	Investment R$MM	Other Shareholders (%)	Installed Capacity MW	Assured Energy (MW average)	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A. *	HEU Peixe Angical e LT Associada	40	2,052.16	Energias do Brasil - 60	452	271.0	-	06.27.2006	03.2002	11.06.2036
SPE Baguari Geração de Energia S.A.	HEU Baguari	**	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	08.14.2041
SPE Retiro Baixo Energética S.A.	HEU Retiro Baixo	49	389.0	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	08.14.2041
SPE Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	40	2,642.7 Basis: Dec/08	CPFL - 51 CEEE - 9	855	432.0	-	10.14.2010	03.2007	11.06.2036
SPE Serra do Facão Energia S.A.	HEU Serra do Facão	49.5	944.4 Basis: Oct/05	Alcoa - 35 DME - 10 Camargo Correa - 5.5	212.58	182.4	-	07.13.2010	02.2007	11.06.2036
SPE Madeira Energia S.A. ***	HEU Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura - 17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	12.15.2011	09.2008	06.13.2043
SPE Inambari Geração de Energia S.A.	HEU Inambari (Peru)	19.6	53.13 Basis: Oct/08 ****	Construtora OAS - 51 Eletrobrás - 29.4	2,000
SPE Brasventos Eolo Geradora de Energia S.A. *****	EOL Rei dos Ventos 1	24.5	229.4 Base: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	Dic/11		2046
SPE Rei dos Ventos 3 Geradora de Energia S.A. *****	EOL Rei dos Ventos 3	24.5	233.7 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	Feb/12		2046
SPE Brasventos Miassaba 3 Geradora de Energia S.A. *****	EOL Miassaba 3	24.5	245.07 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	50.4	22	-	Mar/12		2046
Consórcio Teles Pires Energia Eficiente ******	HEU Teles Pires	24.5	3,723.9 Basis: Dec/10	Neoenergia - 50.1 Eletrosul - 24.5 Odebrecht - 0.9	1,820	957.4	-	Forecast: april/2015		Forecast: June/2046

Note: Energy generated (MWh): in the case of the Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó and Serra do Facão Hydro Plants the energy generated belongs totally to the Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Foz do Chapecó Energia and Serra do Facão Energia Special Purpose Companies.
For the projects in operation: the value of the investment, based on the position of the Balance Sheets of the Special Pupoose Companies, as at June 30, 2011 (sum of the net property, plant and equipment and the accrued depreciation).
For projects under construction: value of the estimated investment in the Special Purpose Company.
*   The Special Purpose Company Enerpeixe had a write-off of R$6.1 million due to adjust of CPC 27, in December 2010, cancelling some expenses which were included in Property Plant and Equipment.  The R$ 0,67 difference concerns the investments made in 2011.
** FURNAS owns 30.6% of Baguari Energia S.A. Special Purpose Company (partner: Cemig – 69.4%), which has a 49% participation in the Baguari Geração de Energia S.A. SPC.
*** SPC Madeira energia S.A. owns 100% of the Santo Antonio Energia S.A. SPC
**** Value refers only to the development of feasibility studies of the project.
***** Wind Energy Projects obtained at the Reserve Energy Auction – LER nº 003/2009 on November 23, 2010 and signed on June 03, 2011. Corporate restructuring awaiting approval from Aneel.
****** Project concerning the Aneel Auction held on December 17, 2010.  Concession Contract should be signed by June 2011.

Marketletter – June 2011

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	149.72	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	96.13	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	83.76	operating	Transminas - 41 Cemig – 24.5 Orteng – 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2 345 kV - 62,7 km	49	53.9	operating	Cemig – 51
Interligação Elétrica do Madeira S.A. (IE Madeira)	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	Forecast: Nov/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica do Madeira S.A. (IE Madeira)	Rectificated Station Rectificated CA/CC, 500/±600 kV, and Inverted Station CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Forecast: Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A.	Connecting Plants Biomass and Small Hydro Power (SHP) to SIN (3 TL and 3 SE 230 kV /10 TL and 5 SE 138 kV)	49	279.1 Basis: Nov/08	Forecast: LO Nov/2011	Delta – 25.5 J. Malucelli – 25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	Forecast: Apr/2012	J. Malucelli – 51.0
Transenergia Goiás S.A.	TL 230 kV Serra da Mesa - Niquelândia (100 km) and Niquelândia - Barro Alto (88 km)	49	70.3 Basis: Apr/09	Forecast: Jan/2012	J. Malucelli – 51.0
Goiás Transmissão S.A.	TL 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	349.2 Basis: Nov/09	Forecast: Jul/2012	J. Malucelli – 25.5 Desenvix – 25.5
MGE Transmissão S.A.	TL 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	247.01 Basis: Nov/09	Forecast: Jul/2012	J. Malucelli – 25.5 Desenvix – 25.5
Consorcio Caldas Novas *	SE Corumbá 345/138 kV - 2 x 75 MVA	49.9	25.9 Basis: Dec/2010	Forecast: Feb/13	Desenvix Energias Renováveis- 25.05 Santa Rita Comércio e Instalações – 12.525 CEL Engenharia – 12.525
  Note: Note: Due to the new accounting rules, the investment of the transmission projects in operation are now considered as the registered value of the financial asset which is indemnifiable, on June 30, 2011.
  For projects under construction: investment value estimated at the SPE,
  ICG – transmission installation of generation for shared connection purposes,
  IEG – installation of exclusive interest and individual characteristics of generation
  When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km
  *Enterprise relating to Lot C of Aneel Auction No. 008, of 12.09.2010.

Marketletter – June 2011

Number of employees

Composition of employees by tenure (years)

	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
03,31,11	930	1,236	253	39	706	1,792	4,956
06,30,11	916	1,291	261	38	687	1,808	5,001

Department	Number of employees 03,31,11	Number of employees 06,30,11
Administrative	1,355	1,350
Operational	3,601	3,651

Complementary work force

	Contracted	Other
03,31,11	1,576	12
06,30,11	1,560	12

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Assets
Current Assets
Cash and banks	1,861	9,541	135,141	10,693
Open market investment	988,687	1,252,162	1,130,234	1,449,606
	990,548	1,261,703	1,265,375	1,460,299
Credits, values and realizable goods
Consumers and concessionaires	780,330	942,314	793,343	949,481
(-)Provision for credits of questionable liquidation	(93,733)	(85,339)	(93,733)	(85,339)
Taxes and contributions to recover	280,105	191,311	286,221	194,633
Personnel	92,449	16,849	92,488	16,849
Stored materials	86,699	91,563	86,699	91,563
Services in course	92,180	80,642	92,747	80,915
Collaterals and linked deposits	11,003	12,003	37,110	12,003
Financial assets - Allowed Annual Revenue	241,018	189,187	311,076	255,222
Others	55,979	70,663	62,491	119,595
	2,536,578	2,770,896	2,933,817	3,095,221

Non-Current Assets
Fiscal credits – social contribution deferred	106,634	97,556	111,397	102,993
Fiscal credits – taxes deferred	217,014	210,986	230,246	226,087
Property and right for sale	11,085	11,107	11,091	11,113
Legal deposits	217,817	213,430	222,756	216,898
Collaterals and linked deposits	43,329	41,129	44,559	45,556
Financial assets - Allowed Annual Revenue	1,512,813	1,516,534	2,259,551	2,105,996
Financial asset indemnified	4,087,054	3,970,371	4,126,081	3,982,522
Others	38,488	27,274	105,239	83,520
	6,234,234	6,088,387	7,110,920	6,774,685
Investments	1,103,242	788,446	73,261	65,175
Property, plant and equipment	10,964,469	11,008,860	12,353,750	12,082,538
Intangible	28,928	32,100	48,204	51,796
	18,330,873	17,917,793	19,586,135	18,974,194
Total Assets	20,867,451	20,688,689	22,519,952	22,069,415

Marketletter – June 2011

	Parent Company		Consolidate
	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Liabilities
Current Liabilities
Suppliers	186,081	268,592	270,407	359,158
Payment-roll	9,217	13,713	9,838	14,286
Taxes and social contribution	231,900	301,749	240,000	310,962
Loans and financing	301,668	39,499	609,953	269,807
Debt charges	7,955	7,213	8,386	9,021
Income participation	91,241	91,241	91,241	91,372
Shareholders remuneration	1,360,162	431,282	1,360,162	431,282
Estimated obligations	133,777	121,454	134,348	121,604
Private security fund	26,827	38,809	26,827	38,809
Early retirement plan	-	53,355	-	53,355
Consumer charges to collect	49,821	46,586	49,968	46,821
Research & Development	53,875	55,113	55,377	56,438
Financial compensation for the use of hydro resources	30,630	34,438	30,630	34,438
Others	24,481	25,045	28,392	34,617
	2,507,635	1,528,089	2,915,529	1,871,970

Non-Current Liabilities
Taxes and social contribution	12,346	10,282	41,751	33,028
Loans and financing	499,943	646,514	1,672,305	1,622,699
Fiscal debts	54,689	44,677	72,982	57,090
Early retirement plan	299,137	323,882	299,137	323,882
Consumer charges to collect	15,572	31,144	15,572	31,144
Research & Development	149,414	134,555	149,414	134,555
Provisions for contingencies	826,540	748,165	827,499	749,124
Concession to pay	-	-	18,725	17,808
Others	5,297	5,220	10,160	11,954
	1,862,938	1,944,439	3,107,545	2,981,284

Stockholders’ Equity
Social Capital	7,720,760	7,720,760	7,720,760	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,484,723	4,778,516	3,484,723	4,778,516
Other comprehensive income	(410,091)	(367,509)	(410,091)	(367,509)
Additional dividends	-	168,195	-	168,195
Accrued income	785,287	-	785,287	-
	16,496,878	17,216,161	16,496,878	17,216,161
Total Liabilities	20,867,451	20,688,689	22,519,952	22,069,415

Marketletter – June 2011

Statement of Income for the period ended, by activity

(R$ thousand)

	Parent Company
	06/30/2011			06/30/2010
	Generation	Transmission	TOTAL	Generation	Transmission	TOTAL
Operating Revenue
Supply of electric energy	373,440	-	373,440	371,662	-	371,662
Gross supply of electric energy	1,681,464	-	1,681,464	1,627,662	-	1,627,662
Transmission system and O & M	-	292,898	292,898	-	235,486	235,486
Short-term electric energy (CCEE)	(75,834)	-	(75,834)	15,174	-	15,174
Construction revenue	-	223,997	223,997	-	168,105	168,105
Financing revenue	-	285,068	285,068	-	348,357	348,357
Other operating revenues	1,473	4,446	5,919	1,871	4,538	6,409
	1,980,543	806,409	2,786,952	2,016,369	756,486	2,772,855
Deductions to Operating Revenue
Global Reversion Reserve	(41,921)	(13,258)	(55,179)	(31,106)	(15,232)	(46,338)
ICMS tax on electric energy sale	(45,083)	-	(45,083)	(41,209)	-	(41,209)
Service tax - ISS	(75)	(232)	(307)	(90)	(224)	(314)
Research and Development	(16,310)	(5,819)	(22,129)	(17,455)	(5,030)	(22,485)
Fuel consumption account - CCC	-	(63,183)	(63,183)	-	(37,453)	(37,453)
Energetic development account - CDE	-	(8,349)	(8,349)	-	(9,739)	(9,739)
PROINFA	-	(17,374)	(17,374)	-	(27,245)	(27,245)
PIS/PASEP	(34,295)	(4,965)	(39,260)	(33,324)	(3,805)	(37,129)
COFINS	(157,973)	(22,889)	(180,862)	(153,518)	(17,525)	(171,043)
	(295,657)	(136,069)	(431,726)	(276,702)	(116,253)	(392,955)
Operating Revenue	1,684,886	670,340	2,355,226	1,739,667	640,233	2,379,900
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	-	-	(23,899)	-	(23,899)
Charges on the use of electric grid	(374,370)	-	(374,370)	(392,062)	-	(392,062)
Cost with operation			-
Personnel	(35,850)	(108,248)	(144,098)	(32,917)	(81,130)	(114,047)
Material	(1,398)	(4,168)	(5,566)	(1,126)	(2,531)	(3,657)
Fuel for production of electric energy	(960)	-	(960)	(1,861)	-	(1,861)
Third party services	(5,313)	(19,029)	(24,342)	(6,533)	(16,648)	(23,181)
Financial compensation for the use of hydro resources	(103,587)	-	(103,587)	(96,907)	-	(96,907)
Depreciation and amortization	(171,311)	-	(171,311)	(173,910)	-	(173,910)
Inspection fee	(6,497)	(4,415)	(10,912)	(1,472)	(4,283)	(5,755)
Others	23,456	(3,448)	20,008	23,926	513	24,439
	(675,830)	(139,308)	(815,138)	(706,761)	(104,079)	(810,840)
Construction costs	-	(223,997)	(223,997)	-	(168,104)	(168,104)
Cost of service rendered to third parties	734	-	734	(3,267)	-	(3,267)
Gross operating income	1,009,790	307,035	1,316,825	1,029,639	368,050	1,397,689
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(6,778)	(2,349)	(9,127)	(5,799)	(1,387)	(7,186)
Consumers and concessionaires - losses	(8,530)	-	(8,530)	(9,108)	(873)	(9,981)
Free energy – losses	(8,096)	-	(8,096)	1,333	-	1,333
Other	8,069	(85)	7,984	(59)	(145)	(204)
Administrative and general expenses			-
Personnel	(45,508)	(161,378)	(206,886)	(49,676)	(139,521)	(189,197)
Material	(1,150)	(3,759)	(4,909)	(1,609)	(3,748)	(5,357)
Third party services	(18,363)	(33,490)	(51,853)	(19,214)	(29,824)	(49,038)
Depreciation and amortization	(24,828)	(12,575)	(37,403)	(22,323)	(11,818)	(34,141)
Provision for contingencies	(16,938)	(51,538)	(68,476)	(17,389)	(42,941)	(60,330)
Other	(8,842)	(21,852)	(30,694)	(5,793)	(10,328)	(16,121)
	(130,964)	(287,026)	(417,990)	(129,637)	(240,585)	(370,222)
Result of Service	878,826	20,009	898,835	900,002	127,465	1,027,467
Financial Revenue (Expense)
Income from financial applications	48,143	19,980	68,123	24,859	6,867	31,726
Monetary variation and arrears –energy sold	51,786	3,141	54,927	29,216	2,482	31,698
Other monetary variation – asset	276	846	1,122	168	406	574
Other financial revenues	34,322	20,466	54,788	20,989	14,009	34,998
PIS/Pasep/Cofins	(3)	(1)	(4)	(3)	(1)	(4)
Debt charges	(14,775)	(16,566)	(31,341)	(11,380)	(19,786)	(31,166)
Monetary variation on loans and financing	-	(731)	(731)	(738)	(318)	(1,056)
Other monetary variations – liability	(54)	(9)	(63)	51	(96)	(45)
Other financial expenses	(112,368)	(5,739)	(118,107)	(23,051)	(5,043)	(28,094)
	7,327	21,387	28,714	40,111	(1,480)	38,631
Other revenues (expenses)
Revenues	43	590	633	(3)	167	164
Expenses	(70)	(288)	(358)	(7)	(2)	(9)
	(27)	302	275	(10)	165	155
Operational Result	886,126	41,698	927,824	940,103	126,150	1,066,253
Social contribution	(78,529)	(2,787)	(81,316)	(86,005)	(8,980)	(94,985)
Income tax	(214,747)	(3,015)	(217,762)	(228,222)	1,973	(226,249)
Fiscal incentives	149,336	9,162	158,498	165,054	(1,866)	163,188
Net income for the period	742,186	45,058	787,244	790,930	117,277	908,207
Net income per share (R$)	14.39	0.88	15.27	18.96	2.81	21.77

Marketletter – June 2011

	Consolidated
	06/30/2011			06/30/2010
	Generation	Transmission	TOTAL	Generation	Transmission	TOTAL
Operating Revenue
Supply of electric energy	373,440	-	373,440	371,662	-	371,662
Gross supply of electric energy	1,681,464	-	1,681,464	1,627,662	-	1,627,662
Transmission system and O & M	-	293,319	293,319	-	235,955	235,955
Short-term electric energy (CCEE)	(75,834)	-	(75,834)	15,174	-	15,174
Construction revenue	-	450,574	450,574	-	242,154	242,154
Financing revenue	-	323,808	323,808	-	381,256	381,256
Other operating revenues	1,497	10,088	11,585	1,871	13,742	15,613
	1,980,567	1,077,789	3,058,356	2,016,369	873,107	2,889,476
Deductions to Operating Revenue
Global Reversion Reserve	(41,921)	(14,130)	(56,051)	(31,106)	(16,026)	(47,132)
ICMS tax on electric energy sale	(45,087)	-	(45,087)	(41,209)	-	(41,209)
Service tax - ISS	(75)	(232)	(307)	(90)	(426)	(516)
Research and Development	(16,310)	(6,117)	(22,427)	(17,455)	(5,324)	(22,779)
Fuel consumption account - CCC	-	(63,183)	(63,183)	-	(37,453)	(37,453)
Energetic development account - CDE	-	(8,349)	(8,349)	-	(9,739)	(9,739)
PROINFA	-	(17,374)	(17,374)	-	(27,245)	(27,245)
PIS/PASEP	(34,295)	(7,108)	(41,403)	(33,324)	(4,253)	(37,577)
COFINS	(157,975)	(32,768)	(190,743)	(153,518)	(19,589)	(173,107)
	(295,663)	(149,261)	(444,924)	(276,702)	(120,055)	(396,757)
Operating Revenue	1,684,904	928,528	2,613,432	1,739,667	753,052	2,492,719
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	-	-	(23,899)	-	(23,899)
Charges on the use of electric grid	(374,370)	-	(374,370)	(392,062)	-	(392,062)
Cost with operation			-
Personnel	(35,850)	(109,078)	(144,928)	(32,917)	(82,104)	(115,021)
Material	(1,398)	(4,405)	(5,803)	(1,126)	(3,551)	(4,677)
Fuel for production of electric energy	(960)	-	(960)	(1,861)	-	(1,861)
Third party services	(5,313)	(20,129)	(25,442)	(6,533)	(24,909)	(31,442)
Financial compensation for the use of hydro resources	(103,587)	-	(103,587)	(96,907)	-	(96,907)
Depreciation and amortization	(171,311)	(13)	(171,324)	(173,910)	(885)	(174,795)
Inspection fee	(6,497)	(4,550)	(11,047)	(1,472)	(4,422)	(5,894)
Others	23,456	(3,602)	19,854	23,926	408	24,334
	(675,830)	(141,777)	(817,607)	(706,761)	(115,463)	(822,224)
Construction costs	-	(425,491)	(425,491)	-	(231,715)	(231,715)
Cost of service rendered to third parties	734	-	734	(3,267)	-	(3,267)
Gross operating income	1,009,808	361,260	1,371,068	1,029,639	405,874	1,435,513
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(6,778)	(2,349)	(9,127)	(5,799)	(1,387)	(7,186)
Consumers and concessionaires - losses	(8,530)	-	(8,530)	(9,108)	(873)	(9,981)
Free energy – losses	(8,096)	-	(8,096)	1,333	-	1,333
Other	8,069	(85)	7,984	(59)	(145)	(204)
Administrative and general expenses			-			-
Personnel	(48,298)	(162,744)	(211,042)	(51,654)	(140,644)	(192,298)
Material	(1,293)	(3,801)	(5,094)	(1,609)	(3,794)	(5,403)
Third party services	(20,158)	(38,344)	(58,502)	(19,234)	(31,451)	(50,685)
Depreciation and amortization	(24,847)	(12,582)	(37,429)	(22,323)	(11,822)	(34,145)
Provision for contingencies	(16,938)	(51,538)	(68,476)	(17,389)	(42,941)	(60,330)
Other	(9,687)	(23,177)	(32,864)	(7,085)	(10,638)	(17,723)
	(136,556)	(294,620)	(431,176)	(132,927)	(243,695)	(376,622)
Result of Service	873,252	66,640	939,892	896,712	162,179	1,058,891
Financial Revenue (Expense)
Income from financial applications	51,933	22,573	74,506	25,252	7,358	32,610
Monetary variation and arrears –energy sold	51,786	3,141	54,927	29,216	5,938	35,154
Other monetary variation – asset	276	846	1,122	168	406	574
Other financial revenues	34,139	(7,291)	26,848	20,989	(7,971)	13,018
PIS/Pasep/Cofins	(3)	(1)	(4)	(3)	(1)	(4)
Debt charges	(14,775)	(30,493)	(45,268)	(11,380)	(26,430)	(37,810)
Monetary variation on loans and financing	-	(731)	(731)	(738)	(3,127)	(3,865)
Other monetary variations – liability	(54)	(9)	(63)	51	(96)	(45)
Other financial expenses	(110,957)	(8,382)	(119,339)	(21,895)	(7,830)	(29,725)
	12,345	(20,347)	(8,002)	41,660	(31,753)	9,907
Other revenues (expenses)
Revenues	43	593	636	(3)	402	399
Expenses	(70)	(288)	(358)	(7)	(6)	(13)
	(27)	305	278	(10)	396	386
Operational Result	885,570	46,598	932,168	938,362	130,822	1,069,184
Social contribution	(78,384)	(4,844)	(83,228)	(85,544)	(10,717)	(96,261)
Income tax	(214,336)	(8,661)	(222,997)	(226,942)	(3,597)	(230,539)
Fiscal incentives	149,336	11,965	161,301	165,054	769	165,823
Net income for the period	742,186	45,058	787,244	790,930	117,277	908,207
Net income per share (R$)	14.39	0.88	15.27	18.96	2.81	21.77

Marketletter – June 2011

Cash Flow for the period ended on June 30

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Net income for the period	927,824	1,066,253	932,168	1,069,184
Expenses (revenues) not affecting cash
Depreciation and amortization	208,714	208,051	208,753	208,941
Net monetary and currency variations	(16,218)	(7,013)	(16,218)	(7,013)
Shareholders equity	(31,220)	(19,005)	(8,274)	365
Provision for contingencies	68,476	60,330	68,476	60,330
Provision for credits of questionable liquidation	8,393	10,453	8,393	10,453
Post-employment benefits	(5,387)	(32,532)	(5,387)	(32,532)
Legal deposits adjustment	(7,036)	(5,480)	(7,036)	(5,480)
Adjustment of rural debt bonds	(131)	(1,764)	(131)	(1,764)
Construction revenue	(223,997)	(168,105)	(450,574)	(242,154)
Financial income	(285,068)	(348,357)	(323,808)	(381,256)
Financial charges	133,801	31,166	140,304	45,562
Pension plan - actuarial adjustment	(53,355)	(9,612)	(53,355)	(9,612)
Others	-	(3,181)	-	(2,052)
	724,796	781,204	493,311	712,972
Financial charges paid to shareholders and related parties	(5,482)	(9,949)	(5,482)	(9,949)
Financial charges paid to financial institutions and other parties	(24,248)	(19,774)	(31,045)	(21,462)
Private security fund	(58,553)	(142,405)	(58,553)	(142,405)
Payment of taxes and social contributions payment	(257,942)	(190,086)	(258,594)	(190,234)
Legal linked deposits	2,649	(1,719)	1,178	(1,719)
Income participation	-	(72,145)	(131)	(72,145)
Variation in current assets and liabilities
Consumers, concessionaires and permit holders	161,984	(105,023)	156,134	(103,710)
Stored materials	4,864	(8,471)	4,864	(8,471)
Taxes and contributions to recover	(39,217)	(79,653)	(39,264)	(91,362)
Advances to employees	(75,600)	(8,429)	(75,618)	(8,434)
Collaterals and linked deposits	(1,200)	(3,171)	18,618	(33,327)
Fiscal credits	(15,106)	1,475	(7,563)	9,329
Services in course	(11,538)	(3,835)	(11,832)	(3,965)
Suppliers	(82,511)	(66,935)	(88,759)	(17)
Estimated obligations	12,323	19,737	12,743	19,861
Consumer charges to collect	(12,337)	(17,292)	(12,425)	(18,141)
Research & Development	13,621	13,906	13,798	13,767
Financial compensation for utilization of hydro resources	(3,808)	(8,091)	(3,808)	(8,091)
Provision for contingencies	9,899	92,269	9,899	93,153
Other operating assets and liabilities	(11,441)	31,269	(29,796)	20,178
	(393,643)	(578,322)	(405,636)	(557,144)
Total of operating activities	331,153	202,882	87,675	155,828
Investment Activities
Application in property, plant and equipment	(159,582)	(217,671)	(475,221)	(445,464)
Application in intangible assets	(1,736)	(1,813)	(2,721)	(1,813)
Transmission financial assets	364,802	438,092	360,983	438,092
Financial asset indemnified	-	-	80,959	29,292
Permanent shareholding participations	(305,624)	(97,971)	-	-
Dividends received	17,790	1,622	-	1,622
Property, plant and equipment and intangible discharges	2,032	1,395	2,032	1,395
Other	-	(114)	4,510	(55,135)
	(82,318)	123,540	(29,458)	(32,011)
Financing Activities
Loans and financing obtained in the long-term	130,780	106,617	392,859	298,250
Payments of short-term instalments of long-term loans and financing	(15,204)	(51,896)	(33,179)	(57,189)
Shareholders remuneration	(635,566)	(607,867)	(635,566)	(607,867)
Others	-	-	21,568	(3,862)
	(519,990)	(553,146)	(254,318)	(370,668)
Total of cash effects	(271,155)	(226,724)	(196,101)	(246,851)
Cash and cash equivalent – beginning of period	1,261,703	796,158	1,461,478	980,202
Cash and cash equivalent – end of period	990,548	569,434	1,265,377	733,351
Cash variation	(271,155)	(226,724)	(196,101)	(246,851)

Marketletter – June 2011

Analysis of the results

Net Income

The Company presented in the second quarter 2011 Net Income 34.4%, lower than recorded in the same period of 2010 from R$ 448.0 million in 2010 to R$ 293.8 million in 2011.

In the first half, net income recorded in 2011 was 13.3% lower than that recorded in the same period of 2010 from R$ 908.2 million in 2010 to R$ 787.2 million in 2011. The first half of this net income represents 4.8% of net assets, compared to 6.7% recorded in the same period of 2010, representing a decrease of 28.4%.

Operating Revenues

In generation:

The Company presented the first half of 2011, generating revenues of less than 1.8% recorded in the same period of 2010 from R$ 2,016.4 million in 2010 to R$ 1,980.6 million in 2011, mainly due to the following factors:

•          The supply of electricity directly to industries, an increase of 0.5%, from R$ 371.7 million in the first half of 2010 to R$ 373.4 million in the first half of 2011, driven by the entry of new contracts for maturities of contracts auctions of energy;

•          The supply of electricity to distribution companies and distributors, increased by 3.3%, from R$ 1,627.7 million in the first half of 2010 to R$ 1,681.5 million in the first half of 2011 due to entry new contracts in auctions Free Contracting Environment - ACL and the Regulated Contracting Environment - ACR and the adjustments provided for in existing contracts;

•          Other operating income had a negative change of 435%, from R$ 17.0 million in the first half of 2010 to R$ -74.4 million in the first half of 2011 due to the recalculation of the settlements within the House Energy Trading - CCEE, the short-term market.

In transmission:

The Company presented the first half of 2011 a transmission revenue 23.4% higher than recorded in the same period of 2010 from R$ 873.1 million in 2010 to R$ 1,077.8 million in 2011, mainly due to the following:

Revenue from construction increased by 86.0% from R$ 242.2 million in the first half of 2010 to R$ 450.6 million in the first half of 2011 due to new investments in the transmission system;

The transmission revenue - operation and maintenance, increased by 24.5% from R$ 235.6 million in the first half of 2010 to R$ 293.3 million in the first half of 2011 due to adjustments of existing contracts and the entry of new enterprises;

Financial revenues decreased 15.1% from R$ 381.3 million in the first half of 2010 to R$ 323.8 million in the first half of 2011, due to the reflection of the financial asset update transmission.

Other operating income showed no material variation.

Operating revenue deductions

In generation:

Taxes, levies and charges sectoral classified in this group showed an increase of 6.9% from R$ 276.7 million in the first half of 2010 to R$ 295.7 million in the first half of 2011 due to growth revenue supply and electricity supply;

In transmission:

Taxes, levies and charges sectoral classified in this group showed an increase of 24.3% from R$ 120.1 million in the first half of 2010 to R$ 149.3 million in the first half of 2011 due to growth in revenues this activity.

Cost of electricity service

The main determinants of the evolution of costs in the period were:

In generation:

The reduction of 4.5% in charges for use of electric, from R$ 392.1 million in the first half of 2010 to R$ 374.4 million in the first half of 2011.

A reduction of 100% in spending on electricity purchased for resale, whose total expenditure in the first half of 2010 was R$ 23.9 million.

The increase of 6.9% in line financial compensation for the use of water resources, from R$ 96.9 million in the first half of 2010 to R$ 103.6 million in the first half of 2011 due to generation power of the period.

The other items, on average, did not show significant variations.

In transmission:

The 83.6% increase in construction costs, from R$ 231.7 million in the first half of 2010 to R$ 425.5 million in the first half of 2011 due to new investments in transmission system.

Personnel expenses, which increased 32.9%, from R$ 82.1 million in the first half of 2010 to R$ 109.1 million in the first half of 2011 was due to ACT implementation in 2010/2011 and again Career and Compensation plan.

The other items, on average, did not show significant variations.

Marketletter – June 2011

Operating Revenue (expense)

In generation

The general and administrative expenses showed an increase of 2.7%, corresponding to R$ 3.7 million, from R$ 132.9 million in the first half of 2010 to R$ 136.6 million in the first half of 2011, mainly due to changes in personnel expenses and provisions for bad debts and losses - consumers / dealers and free energy.

Transmission:

The general and administrative expenses showed an increase of 20.9%, corresponding to R$ 50.9 million, from R$ 243.7 million in the first half of 2010 to R$ 294.6 million in the first half of 2011, mainly due to changes in personnel expenses [+15.9% (R$ 22.3 million)], due to the deployment of ACT 2010/2011 and the new Career and Compensation Plan; third-party services [+24, 4% (R$ 7.5 million)], due to new contracts and updating existing ones, and provisions for contingencies [+20.0% (R$ 8.6 million)], motivated by the entry of new lawsuits against the closure of existing processes.

Financial results

In generation:

Financial revenues increased 82.7% from R$ 75.6 million in the first half of 2010 to R$ 138.1 million in the first half of 2011 due to increased income from financial investments and arrears surcharges and monetary variation of energy sold.

Financial expenses showed an increase of 270%, from R$ 34.0 million in the first half of 2010 to R$ 125.8 million in the first half of 2011 due to the restatement of dividends for the year 2010, approved in Assembly.

In transmission:

Financial revenues increased 236.3% from R$ 5.7 million in the first half of 2010 to R$ 19.3 million in the first half of 2011 due to the increase in income from financial investments.

Financial Expenses increased 5.6% from R$ 37.5 million in the first half of 2010 to R$ 39.6 million in the first half of 2011 due to increased charges on loans and financing.

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh			Beginning of operation	End of concession
			1st qrt/11	2nd qrt/11	2011
Funil	30.00	14.73	11,880.228	16,603.344	28,483.572	Mar/62	7/7/2015
Pedra	20.00	6.84	2,580.949	2,790.700	5,371.649	Apr/78	7/7/2015
Araras	4.00	-	0.005	-	0.005	Feb/67	7/7/2015
Curemas	3.52	1.90	2,659.449	2,784.734	5,444.183	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,140,821.501	3,626,437.288	7,767,258.789	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	947,669.834	1,032,209.135	1,979,878.969	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,849,809.123	1,686,066.994	3,535,876.117	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	392,128.880	331,474.097	723,602.977	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4,608,670.268	4,033,497.681	8,642,167.949	Apr/94	10/2/2015
Piloto	2.00	-	-	-	-	Feb/49	7/7/2015
Camaçari	346.80	229.80	331.995	299.741	631.736	Feb/79	8/10/2007

Energy settled through CCEE

	1st qrt/11	2nd qrt/11	2011
MWh	2,930,354.04	2,025,466.23	4,955,820.27
R$ million	61.63	(137.46)	(75.83)

Energy sold

Sale	1st qrt/11		2nd qrt/11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Industrial supply	178.09	1,605,432.81	195.35	1,808,803.00	373.44	3,414,235.81
Energy supply
Eletrobras System
CGTEE	26.70	126,295.00	2.72	46,800.00	29.42	173,095.00
CEAL	14.92	152,717.86	14.40	142,912.82	29.32	295,630.68
CEPISA	11.03	149,221.55	11.18	151,196.48	22.21	300,418.03
Other	751.51	10,188,235.47	475.56	9,981,031.67	1,227.07	20,169,267.14
	804.16	10,616,469.88	503.86	10,321,940.97	1,308.02	20,938,410.85
Total	982.25	12,221,902.69	699.21	12,130,743.97	1,681.46	24,352,646.66

Fuel for production of electric energy

Type	Metric unit	1st qrt/11		2nd qrt/11		2011
		Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
	M³ L	106,584 -	0.113 0.725	114,401 -	0.122 0.725	220,985 -	0.235 0.725
Natural gas
Diesel oil

Losses in generation - %

1st qrt/11	2nd qrt/11	2011
2.63	2.69	2.66

Extension of transmission lines (km) – 06/30/11

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PARAISO - AÇU II	135.00	230	sep/10	6/14/2037
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,792.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,723.42

Marketletter – June 2011

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
79.14	89.58	84.36

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Transmission	41.79	41.17	82.96
Extension of the Northeast Transmission System	15.61	12.42	28.03
Reinforcement and improvement of the transmission system	16.35	17.6	33.95
Maintenance of transmission system	6.3	5.37	11.67
SUAPE II / SUAPE III - enterprise	3.53	5.78	9.31
Generation	6.38	7.24	13.62
Maintenance of generation system	5.37	6.82	12.19
Casa Nova (wind energy)	1.01	0.42	1.43
Resettlement of Itaparica	24.93	30.74	55.67
Infra-structure	4.34	4.73	9.07
Real Estate	1.16	1.03	2.19
Maintenance of equipment/vehicles/furniture	0.77	1.27	2.04
Maintenance of info assets.	2.41	2.43	4.84
Total	77.44	83.88	161.32

Marketletter – June 2011

New investments

Transmission

Project	State	Total	Extension of the lines - Km	Beginning of Operation	End of concession
		Investment R$ million
TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	02/28/2013	10/16/2038
TL 230 kV Funil/Itapebi C3	BA	49.3	198	11/30/2011	04/20/2037
TL 230 kV Ibicoara/Brumado C1	BA	82	95	04/30/2011	06/14/2037
TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	10/25/2011	03/17/2038
TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	07/15/2011	06/14/2037
SE Suape II 500/230 kV and SE Suape III 230/69 kV, with sectioning TL 500 kV Messias/Recife II C1 and 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv	10/28/2011	01/28/2039
			10.8 km CD 230 kV
TL 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	02/28/2013	08/03/2039
TL 230 KV Pau Ferro - Santa Rita II	PE, PB, AL, RN	148.28	116.3	05/03/2012	08/03/2039
TL 230 KV Paulo Afonso III - Zebu
SE 230/69KV - 300 MVA - Santa Rita II
SE 230/69KV - 200MVA - Zebu
SE 230/69KV - 300MVA - Natal III
TL 500 KV associated with SE Camaçari IV	BA	80.84	2	05/12/2012	07/12/2040
SE 500/230KV - 2400 MVA - Camaçari IV

Generation

Project	State	Total Investment R$ million	Installed Capacity MW	Assured energy MW	Beginning of Operation	End of concession
Parque Eólico Casa Nova (*)	Bahia	800	180 MW	61.4	jan/2013	feb/2046

(*) Purpose of the Second Auction of Alternative Sources, held on August 26, 2010. Concession granting scheduled for April 30, 2011.

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Date due	Currency
ELETROBRAS
ECF-2561/2009	136.9	09/30/2018	R$
ECF-2684/2008	0.6	05/30/2015	R$
ECF-2685/2008	0.4	05/30/2016	R$
ECF-2619/2007	3.5	02/28/2017	R$
ECF-2622/2007	2.8	04/30/2016	R$
ECF-2648/2007	0.5	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.7	02/16/2012	R$
Banco do Brasil - 343.400.338	151.9	02/16/2012	R$
Banco do Brasil - 343.400.342	15.3	02/26/2012	R$
Banco do Brasil - 343.400.348	15.6	03/26/2012	R$
Banco do Brasil - 343.400.353	15.9	04/26/2012	R$
Banco do Brasil - 343.400.359	15.7	05/26/2012	R$
Banco do Brasil - 343.400.363	16.6	06/26/2012	R$
Banco do Brasil - 343.400.367	12.1	07/26/2012	R$
Banco do Nordeste - Maq/Equip/Benf	389.0	06/30/2020	R$
Banco do Nordeste - Finame (PSI-BK)	18.1	02/15/2020	R$
TOTAL GERAL	809.6

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation %	Enterprise Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51.00	01/01/2011	01/10/2009	07/03/2042
						Eletronorte	24.50
ESBR Participações S.A.	UHE Jirau	3,450 MW	1.975.40	20.0	12,560	Suez Energy Ltda	50.10	01/31/2013	04/30/2009	08/13/2043
						Camargo Correa	9.90
						Eletrosul	20.00
Norte Energia S.A.	UHE Belo Monte	11,233.1MW	4.571.00	15.0	25,885	Eletrobras	15.00	02/28/2015	04/30/2011	08/26/2045
						Eletronorte	19.98
						Construtora Queiroz Galvão	2.51
						Contern Construções	1.25
						Petros	10.00
						Cetenco Engenharia	1.25
						Galvão Engenharia	1.25
						J. Malucelli Construtora	1.00
						Mendes Junior Trading	1.25
						Serveng - Civilsan	1.25
						J. Malucelli Energia	0.25
						Gaia Energia	9.00
						Caixa FI Cevix	5.00
						Sinobras	1.00
						Funcef	2.50
						Construtora OAS	2.51
						Bolzano Participa-ções	10.00
São Pedro do Lago S.A.	EOL São Pedro do Lago	30 MW	13.5	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	09/20/2012	10/01/2011	02/28/2046
Pedra Branca S.A	EOL Pedra Branca	30 MW	12.2	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	09/20/2012	10/01/2011	02/28/2046
Sete Gameleiras S.A.	EOL Sete Gameleiras	30 MW	12.6	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	09/20/2012	10/01/2011	02/28/2046

Marketletter – June 2011

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/	546 km	49.0	516.2	Alusa	51.0	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A.	TL (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12.0	500.0	Fundo de Investimentos em Participações Brasil Energia – FIP	51.0	X
					Eletronorte	37.0
Manaus Transmissora de Energia S.A.	TL - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,509.1	Eletronorte	30.0		X
	TL- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV and SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	TL - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, CC, +/- 600kV	2,375 km	24.5	2,975.1	Furnas	24.5		X
	Rectificated Station Rectificated Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51.0
	Inverted Station Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
TDG - Transmissora Delmiro Gouveia S.A.	TL - São Luiz II / São Luiz III (MA), 230 kv	96	49	244.79	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Marketletter – June 2011

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Operating Revenue (expense)

Number of employees

Global
Composition of employees by tenure (years)
to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
681	822	124	1	1,226	2,457	5,311

Department	Number of employees
Field	3,320
Administrative	1,991

States of the federation	Number of employees
Bahia	1,991
Pernambuco	2,629
Ceará	352
Piauí	339

Turnover

1st qrt/2011	2nd qrt/2011
3.15	0.14

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	06/30/11	12/31/10	06/30/11	12/31/10
Current Assets
Cash and banks	577,299	717,577	927,440	844,287
Accounts receivable	928,166	857,366	705,573	722,792
Accounts receivable from related parties	591,944	467,320	558,998	432,320
Compensation rights	299,057	287,729	372,096	337,521
Debtors	64,798	38,301	70,772	43,070
Derivative financial instruments	310,172	283,220	310,172	284,488
Concession financial assets	540,254	540,254	598,798	572,708
Stored materials	71,434	81,611	74,334	84,731
Other credits	90,480	78,606	103,322	75,336
	3,473,604	3,351,984	3,721,505	3,397,253
Non-Current Assets
Long-term Assets
Accounts receivable from related parties	18,859	27,687	44,783	51,513
Legal deposits	398,155	388,969	402,324	393,007
Debtors	33,882	44,727	34,553	47,545
Derivative financial instruments	249,981	297,020	249,981	297,916
Concession financial assets	4,112,921	4,142,809	5,808,802	5,546,463
Deferred Taxes	13,307	160,353	65,701	202,676
Other credits	6,843	8,410	16,002	16,835
Property for sale	73,764	73,868	73,782	73,886
Advance for shareholding	276,915	564,130	18,780	7,763
	5,184,627	5,707,973	6,714,708	6,637,604
Investments	1,300,114	684,638	193,467	175,359
Property, plant and equipment	9,248,078	9,459,024	9,367,759	9,510,535
Intangible	5,161	6,491	17,620	19,542
	15,737,980	15,858,126	16,293,554	16,343,040
Total Assets	19,211,584	19,210,110	20,015,059	19,740,293

Marketletter – June 2011

	Parent Company		Consolidated
Liabilities and Stockholders Equity	06/30/11	12/31/10	06/30/11	12/31/10
Current Liabilities
Payment to suppliers	373,101	544,266	477,611	620,355
Payment-roll	115,056	81,318	117,302	88,242
Loans and financing	388,928	427,104	754,872	669,263
Consumer charges to collect	58,665	50,573	65,744	53,712
Taxes to collect	77,458	72,552	86,378	82,806
Shareholders remuneration	485	33,644	498	33,644
Income participation	33,194	33,194	33,194	36,994
Research and development	107,639	95,304	111,025	98,856
Pre-sale of energy	44,098	39,362	44,592	39,362
Covenants	58,362	48,858	58,362	48,858
Provisions	142,525	123,714	189,026	195,875
Derivative financial instruments	297,020	228,020	297,020	237,209
Other payable accounts	206,262	192,178	59,011	76,299
	1,902,793	1,970,087	2,294,635	2,281,475
Non-Current Liabilities
Loans and financing	4,029,686	4,097,296	4,369,789	4,249,984
Deferred taxes	13,729	175,667	54,225	189,462
Research and development	16,123	15,288	18,610	17,040
Pre-sale of energy	902,349	928,653	902,349	928,653
Provisions	863,150	718,985	863,224	719,059
Derivative financial instruments	249,981	297,020	249,981	303,331
Retirement benefit	57,032	57,032	57,039	57,039
Resources for capital increase	801,620	631,793	814,847	631,793
Other payable accounts	1,500	1,474	16,739	45,642
	6,935,170	6,923,208	7,346,803	7,142,003
	8,837,963	8,893,295	9,641,438	9,423,478
Stockholders’ Equity
Social Capital	8,200,406	8,200,406	8,200,406	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	22,185	122,850	22,185	122,850
Accrued income (losses)	157,471	-	157,471	-
Equity Adjustment	(17,901)	(17,901)	(17,901)	(17,901)
	10,373,621	10,316,815	10,373,621	10,316,815
TOTAL	19,211,584	19,210,110	20,015,059	19,740,293

Marketletter – June 2011

Statement of Income for the period ended, by activity

	Parent Company
	06/30/11
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	1,707,529	-	72,317	-	1,779,846
Construction revenues	-	90,116	-	-	90,116
Operation and maintenence revenues	-	215,046	-	-	215,046
Financial assets remuneration	-	161,475	-	-	161,475
Other operating income	223,983	16,910	133	-	241,026
	1,931,512	483,547	72,450	-	2,487,509
Deductions to operating income
Taxes and contributions	(153,558)	(28,077)	(21,785)	-	(203,420)
Sectorial charges	(278,669)	(17,059)	(1,960)	-	(297,688)
	(432,227)	(45,136)	(23,745)	-	(501,108)
Net operating revenue	1,499,285	438,411	48,705	-	1,986,401
Cost of electric energy service
Construction cost	-	(90,116)	-	-	(90,116)
Electric energy purchased for resale	(10,812)	-	(27,592)	-	(38,404)
Charges on the use of electric grid	(260,007)	-	-	-	(260,007)
Personnel	(89,332)	(157,676)	(7,266)	-	(254,274)
Material	(9,079)	(7,472)	(72)	-	(16,623)
Third party services	(51,178)	(24,607)	(897)	-	(76,682)
Fuel for production of electric energy	-	-	-	-	-
Financial compensation for the use of hydro resources	(125,841)	-	-	-	(125,841)
Depreciation and amortization	(206,330)	1,160	(2,224)	-	(207,394)
Provisions and reversions	(74,175)	(4,681)	(397)	-	(79,253)
Others	6,190	(9,893)	(590)	-	(4,293)
	(820,564)	(293,285)	(39,038)	-	(1,152,887)
Gross income	678,721	145,126	9,667	-	833,514
Operating expenses (revenues)
Administrative and general expenses	(217,275)	(66,591)	(7,090)	-	(290,956)
Provisions and reversions	(107,419)	(33,519)	(3,320)	-	(144,258)
Revenue from multi-media communication	-	-	-	16,724	16,724
Other operating expenses (revenues)	(5,982)	(2,150)	(296)	-	(8,428)
	(330,676)	(102,260)	(10,706)	16,724	(426,918)
Result on the Equity Method	-	-	-	(29,147)	(29,147)
Financing result
Financing revenues	114,721	8,114	15,618	27,428	165,881
Financing expenses	(287,698)	(8,611)	8,082	-	(288,227)
	(172,977)	(497)	23,700	27,428	(122,346)
Income before taxes and participations	175,068	42,369	22,661	15,005	255,103
Taxes	(67,523)	(13,917)	(7,651)	(8,541)	(97,632)
Income (Loss) before participations	107,545	28,452	15,010	6,464	157,471
Income participation	-	-	-	-	-
Net income (Loss) for the period	107,545	28,452	15,010	6,464	157,471
Income (Loss) per share - R$	0.79	0.21	0.11	0.05	1.16

Marketletter – June 2011

	Parent Company
	06/30/10
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	1,592,724	-	42,808	-	1,635,532
Construction revenues	-	82,156	-	-	82,156
Operation and maintenence revenues	-	226,498	-	-	226,498
Financial assets remuneration	-	143,692	-	-	143,692
Other operating income	141,486	16,278	57	-	157,821
	1,734,210	468,624	42,865	-	2,245,699
Deductions to operating income
Taxes and contributions	(145,750)	(27,010)	(13,944)	-	(186,704)
Sectorial charges	(195,924)	(16,412)	(1,134)	-	(213,470)
	(341,674)	(43,422)	(15,078)	-	(400,174)
Net operating revenue	1,392,536	425,202	27,787	-	1,845,525
Cost of electric energy service
Construction cost	-	(82,156)	-	-	(82,156)
Electric energy purchased for resale	(629)	-	(21,285)	-	(21,914)
Charges on the use of electric grid	(274,149)	-	-	-	(274,149)
Personnel	(75,686)	(131,582)	(5,844)	-	(213,112)
Material	(7,808)	(6,818)	(1,469)	-	(16,095)
Third party services	(31,681)	(21,086)	(1,135)	-	(53,902)
Fuel for production of electric energy	-	-	-	-	-
Financial compensation for the use of hydro resources	(118,687)	-	-	-	(118,687)
Depreciation and amortization	(208,655)	3,362	(829)	-	(206,122)
Provisions and reversions	(97,697)	1,102	56	-	(96,539)
Others	4,614	(7,490)	156	-	(2,720)
	(810,378)	(244,668)	(30,350)	-	(1,085,396)
Gross income	582,158	180,534	(2,563)	-	760,129
Operating expenses (revenues)
Administrative and general expenses	(98,779)	(138,193)	(6,454)	-	(243,426)
Provisions and reversions	(17,397)	(21,622)	(877)	-	(39,896)
Revenue from multi-media communication	-	-	-	7,391	7,391
Other operating expenses (revenues)	(11,146)	(17,274)	(434)	-	(28,854)
	(127,322)	(177,089)	(7,765)	7,391	(304,785)
Result on the Equity Method	-	-	-	2,935	2,935
Financing result
Financing revenues	79,538	8,910	10,882	-	99,330
Financing expenses	(204,563)	(197,057)	(4,320)	-	(405,940)
	(125,025)	(188,147)	6,562	-	(306,610)
Income before taxes and participations	329,811	(184,702)	(3,766)	10,326	151,669
Taxes	(79,303)	-	-	(2,484)	(81,787)
Income (Loss) before participations	250,508	(184,702)	(3,766)	7,842	69,882
Income participation	-	-	-	-	-
Net income (Loss) for the period	250,508	(184,702)	(3,766)	7,842	69,882
Income (Loss) per share - R$	1.84	(1.36)	(0.03)	0.06	0.51

Marketletter – June 2011

	Consolidated
	06/30/11
	Generation	Transmission	Comercializacion	Distribution	Other	Total
Operating Income
Supply of electric energy	1,663,675	-	72,317	83,749	-	1,819,741
Construction revenues	-	365,837	-	2,811	-	368,648
Operation and maintenence revenues	-	218,386	-	-	-	218,386
Financial assets remuneration	-	233,021	-	-	-	233,021
Other operating income	223,983	18,472	133	1,416	-	244,004
	1,887,658	835,716	72,450	87,976	-	2,883,800
Deductions to operating income
Taxes and contributions	(153,558)	(29,987)	(21,785)	(20,521)	-	(225,851)
Sectorial charges	(285,770)	(13,258)	(1,960)	(5,496)	-	(306,484)
	(439,328)	(43,245)	(23,745)	(26,017)	-	(532,335)
Net operating revenue	1,448,330	792,471	48,705	61,959	-	2,351,465
Cost of electric energy service
Construction cost	-	(373,537)	-	-	-	(373,537)
Electric energy purchased for resale	(10,812)	-	(27,592)	-	-	(38,404)
Charges on the use of electric grid	(260,007)	-	-	-	-	(260,007)
Personnel	(89,332)	(158,473)	(7,266)	(28,411)	-	(283,482)
Material	(9,079)	(9,342)	(72)	(762)	-	(19,255)
Third party services	(51,178)	(28,629)	(897)	(10,176)	-	(90,880)
Fuel for production of electric energy	-	-	-	-	-	-
Financial compensation for the use of hydro resources	(125,841)	-	-	-	-	(125,841)
Depreciation and amortization	(206,330)	(2,021)	(2,224)	-	-	(210,575)
Provisions and reversions	(74,175)	(4,681)	(397)	(21,865)	-	(101,118)
Others	6,190	(11,248)	(590)	-	-	(5,648)
	(820,564)	(587,931)	(39,038)	(61,214)	-	(1,508,747)
Gross income	627,766	204,540	9,667	745	-	842,718
Operating expenses (revenues)
Administrative and general expenses	(217,275)	(67,994)	(7,090)	(3,128)	-	(295,487)
Provisions and reversions	(107,419)	(33,658)	(3,320)	-	-	(144,397)
Revenue from multi-media communication	-	-	-	-	16,724	16,724
Other operating expenses (revenues)	(5,982)	(2,200)	(296)	(983)	-	(9,461)
	(330,676)	(103,852)	(10,706)	(4,111)	16,724	(432,621)
Result on the Equity Method	-	53,651	-	-	(29,147)	24,504
Financing result
Financing revenues	114,721	21,824	15,618	13,204	27,428	192,795
Financing expenses	(287,698)	(68,702)	8,082	(24,712)	-	(373,030)
	(172,977)	(46,878)	23,700	(11,508)	27,428	(180,235)
Income before taxes and participations	124,113	107,461	22,661	(14,874)	15,005	254,366
Taxes	(62,757)	(19,889)	(7,651)	-	(6,598)	(96,895)
Income (Loss) before participations	61,356	87,572	15,010	(14,874)	8,407	157,471
Income participation	-	-	-		-	-
Net income (Loss) for the period	61,356	87,572	15,010	(14,874)	8,407	157,471
Income (Loss) per share - R$	0.45	0.64	0.11	(0.11)	0.06	1.16

Marketletter – June 2011

	Consolidated
	03/30/2010
	Generation	Transmission	Comercializacion	Distribution	Other	Total
Operating Income
Supply of electric energy	1,564,774	-	42,808	78,822	-	1,686,404
Construction revenues	-	542,560	-	2,448	-	545,008
Operation and maintenence revenues	-	195,856	-	-	-	195,856
Financial assets remuneration	-	150,038	-	-	-	150,038
Other operating income	175,830	13,387	57	1,074	-	190,348
	1,740,604	901,841	42,865	82,344	-	2,767,654
Deductions to operating income
Taxes and contributions	(146,846)	(34,598)	(13,944)	(15,294)	-	(210,682)
Sectorial charges	(234,981)	(19,164)	(1,134)	(4,257)	-	(259,536)
	(381,827)	(53,762)	(15,078)	(19,551)	-	(470,218)
Net operating revenue	1,358,777	848,079	27,787	62,793	-	2,297,436
Cost of electric energy service
Construction cost	-	(524,314)	-	-	-	(524,314)
Electric energy purchased for resale	(6,373)	-	(22,499)	-	-	(28,872)
Charges on the use of electric grid	(267,822)	-	-	-	-	(267,822)
Personnel	(75,686)	(172,252)	(5,844)	(17,202)	-	(270,984)
Material	(7,808)	(26,137)	(1,469)	(752)	-	(36,166)
Third party services	(31,681)	(43,678)	(1,135)	(6,500)	-	(82,994)
Fuel for production of electric energy	-	-	-	(10,862)	-	(10,862)
Financial compensation for the use of hydro resources	(86,558)	-	-	-	-	(86,558)
Depreciation and amortization	(208,655)	572	(829)	-	-	(208,912)
Provisions and reversions	(97,697)	(48,791)	56	(13,934)	-	(160,366)
Others	4,614	(21,580)	156	-	-	(16,810)
	(777,666)	(836,180)	(31,564)	(49,250)	-	(1,694,660)
Gross income	581,111	11,899	(3,777)	13,543	-	602,776
Operating expenses (revenues)
Administrative and general expenses	(98,779)	(194,081)	(6,454)	(3,286)	-	(302,600)
Provisions and reversions	(17,397)	(22,598)	(877)	-	-	(40,872)
Revenue from multi-media communication	-	-	-	-	6,186	6,186
Other operating expenses (revenues)	(11,146)	(19,178)	(434)	(1,450)	-	(32,208)
	(127,322)	(235,857)	(7,765)	(4,736)	6,186	(369,494)
Result on the Equity Method	-	-	-	-	4,892	4,892
Financing result
Financing revenues	79,538	5,892	10,882	20,536	-	116,848
Financing expenses	(183,200)	(7,057)	(4,320)	(17,607)	-	(212,184)
	(103,662)	(1,165)	6,562	2,929	-	(95,336)
Income before taxes and participations	350,127	(225,123)	(4,980)	11,736	11,078	142,838
Taxes	(59,903)	(9,671)	(3,382)	-	-	(72,956)
Income (Loss) before participations	290,224	(234,794)	(8,362)	11,736	11,078	69,882
Income participation	-	-	-	-	-	-
Net income (Loss) for the period	290,224	(234,794)	(8,362)	11,736	11,078	69,882
Income (Loss) per share - R$	2.14	(1.73)	(0.06)	0.09	0.08	0.51

Marketletter – June 2011

Cash Flow for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	06/30/11	06/30/10	06/30/11	06/30/10
Income (Loss) before income tax	255,103	151,669	254,366	142,838
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation and amortization	212,426	212,813	213,060	213,454
Accruals arrears	(56,287)	(51,710)	(56,287)	(51,710)
Assets monetary variation	(63,226)	(54,240)	(63,226)	(54,240)
Monetary and currency variation	55,449	126,261	57,557	126,462
Financial charges	165,690	178,435	194,063	184,753
Financial charges granted	(1,356)	(1,892)	(1,358)	(1,892)
Equity method	29,147	10,127	29,147	10,127
Provision for credits of questionable liquidation	93,880	98,404	114,847	111,701
Liability provision	148,823	38,032	149,722	38,669
Property, plant and equipment sales	1,014	14,709	3,916	17,514
Derivatives	42,048	138,770	42,048	138,770
Financing assets - TIR	(161,475)	(72,506)	(161,475)	(72,506)
Amortization - Allowed Annual Revenue	281,412	118,688	281,192	118,688
Deferred tributes	-	-	(1,984)	3,124
Others	-	-	(79,095)	(1,955)
	1,002,648	907,560	976,493	923,797
Variation of operational asset
Accounts receivable	(14,513)	(233,748)	(15,505)	(234,223)
Accounts receivable from related parties	(124,542)	(45,067)	(161,275)	(78,439)
Credit taxes	(11,328)	-	(11,328)	-
Debtors	(42,051)	(78,941)	(42,823)	(78,861)
Derivatives	(21,962)	-	(21,962)	-
Financing assets	(90,048)	-	(92,325)	(1,555)
Other	147,020	(156,600)	123,469	(158,043)
	(157,424)	(514,356)	(221,749)	(551,121)
Variation of operational liability
Suppliers	(171,165)	(251,853)	(79,088)	(226,540)
Payment-roll	33,739	(5,986)	33,649	(4,012)
Regulatory taxes	8,092	2,033	9,559	3,374
Taxes and social contributions to collect	4,907	17,900	4,816	18,529
Research and development	13,168	9,670	13,737	10,089
Pre-sale of energy	(21,567)	(19,350)	(21,567)	(19,350)
Agreement	9,504	-	9,504	-
Derivatives	21,962	-	21,962	-
Others	(367,153)	(99,783)	(194,067)	(198,677)
	(468,513)	(347,369)	(201,495)	(416,587)
Operating activities	376,711	45,835	553,249	(43,911)
Financial charges payable	(169,066)	(165,974)	(171,819)	(167,055)
Financial charges receivable	1,603	1,892	1,603	1,892
Taxes payable	-	-	(1,627)	(16)
Legal deposits	(9,186)	(15,800)	(9,186)	(15,800)
	(176,649)	(179,882)	(181,029)	(180,979)
Net operating activities	200,062	(134,047)	372,220	(224,890)
Financing Activities
Loans and financing obtained	57,844	82,178	207,118	113,810
Loans and financing payable – principal	(213,684)	(205,544)	(218,292)	(206,777)
Shareholders remuneration	-	-	(1,716)	-
Advance for probable capital increase	169,827	279,861	204,135	353,617
Others	-	-	37,179	6,627
Net financing activities	13,987	156,495	228,424	267,277
Investment Activities
Loans and Financing - granted	-	-	(74)	-
Receivables from loans and financing granted	4,244	2,998	154,873	2,998
Acquisition of permanent assets	(2,480)	(104,266)	(313,997)	(204,379)
Intangible	1,317	-	(885)	(1,691)
Advance equity	287,215	-	287,215	-
Equity participation	(644,623)	(235,170)	(644,623)	(235,170)
Equity investment receivables	-	5,678	-	5,678
Net investment activities	(354,327)	(330,760)	(517,491)	(432,564)
Increase in cash and cash equivalent	(140,278)	(308,312)	83,153	(390,177)
Cash and cash equivalent – beginning of period	717,577	802,333	844,287	812,321
Cash and cash equivalent – end of period	577,299	494,021	927,440	422,144
Increase in cash and cash equivalent	140,278	308,312	(83,153)	390,177

Marketletter – June 2011

Analysis of the result

Net Income

The Company presented in the second quarter of 2011 Net Profit 113.5% lower than recorded in the same period of 2010 from a profit of R$ 34.9 million in 2010 to a loss of R$ 4.7 million in 2011.

In the first half, net income recorded in 2011 was 125.3% more than the same period in 2010, rising from R$ 69.8 million in 2010 to R$ 157.4 million in 2011. The first half of this net income represents 1.5% of net assets, against 1.0% recorded in the same period of 2010, representing an increase of 0.5%.

Operating Revenue

In generation:

The Company presented the first half of 2011 a generating revenue of 8.4% more than the same period in 2010 from R$ 1,740.6 million in 2010 to R$ 1,887.6 million in 2011, mainly due to:

The supply and electricity supply had increased by 6.3% from R$ 1,564.7 million in the first half of 2010 to R$ 1,663.6 million in the first half of 2011 mainly due to increases of 14.6% in the supply and 6.5% in the energy supply in Eletronorte.

Other operating income showed an increase of 27.4% from R $ 175.8 million in the first half of 2010 to R $ 223.9 million in the first half of 2011 due to increased in generation of energy, impacting revenue (CCC) billed to hight voltage consumers.

In transmission:

The Company presented the first half of 2011 a transmission revenue 7.3% lower than recorded in the same period of 2010 from R$ 901.9 million in 2010 to R$ 835.7 million in 2011, mainly due to:

Revenue from construction has decreased by 32.5% from R$ 542.5 million in the first half of 2010 to R$ 365.8 million in the first half of 2011 with a view that some SPEs had higher revenue in 2010, mainly Transmitter Power station SA

Operation and maintenance revenue had increased by 11.5% from R$ 195.8 million in the first half of 2010 to R$ 218.4 million in the first half of 2011 primarily due to revenues from services of the parent.

The remuneration of the financial asset, the internal rate of return, increased by 55.3% from R$ 150.0 million in the first half of 2010 to R$ 233.0 million in the first half of 2011 due mainly to the SPEs.

Other operating income showed an increase of 43.3% from R$ 13.5 million in the first half of 2010 to R$ 18.4 million in the first half of 2011 due mainly to the SPEs.

In Commercialization:

The Company presented the first half of 2011 revenues of marketing 69.0% more than the same period in 2010, rising from $ 42.8 million in 2010 to $ 72.4 million in 2011 due to increased revenue Eletronorte marketing for Boa Vista Energia.

In Distribution:

The Company presented the first half of 2011 a revenue distribution 6.9% more than the same period in 2010, rising from R$ 82.2 million in 2010 to R$ 87.9 million in 2011 due mainly to increased revenue in Boa Vista Energia.

Operating revenue deductions

In generation:

Taxes and contributions had increased/decreased 4.5% from R$ 146.8 million in the first half of 2010 to R$ 153.5 million in the first half of 2011 due to increased revenue.

Burdens sector showed an increase of 21.6% from R$ 234.9 million in the first half of 2010 to R$ 285.7 million in the first half of 2011 due to increased revenue.

In transmission:

Taxes and contributions showed a decrease of 13.3% from R$ 34.5 million in the first half of 2010 to R$ 29.9 million in the first half of 2011 due to reduced revenue.

In Commercialization:

Taxes and contributions had increased by 56.1% from R$ 13.9 million in the first half of 2010 to R$ 21.7 million in the first half of 2011 due to increased revenue.

In Distribution:

Taxes and contributions had increased by 34.1% from R$ 15.2 million in the first half of 2010 to R$ 20.5 million in the first half of 2011 due to increased revenue.

Cost of electricity service

The main determinants of the evolution of costs in the period were:

In generation:

Marketletter – June 2011

Bill Electricity purchased for resale increased by 71.4% from  R$ 6.3 million in first half 2010 to R$ 10.8 million in the first half of 2011 due to increased purchasing power in the CCEE Eletronorte.

The Charges for the use of the transmission system showed a decrease of 2.9% from R$ 267.8 million in the first half of 2010 to R$ 260.0 million in the first half of 2011 due to decreased transmission revenue.

The third-party service increased by 61.5% from R$ 31.6 million in the first half of 2010 to R$ 51.1 million in the first half of 2011 due to new contracts for services and contractual adjustments in the period.

The Personnel account increased by 18.0% from R$ 75.6 million in the first half of 2010 to R$ 89.3 million in the first half of 2011 due to salary adjustments during the period.

The material has increased by 16.2% from R$ 7.8 million in the first half of 2010 to R$ 9.0 million in the first half of 2011 due to new hires during in this period.

The financial compensation account for the use of water resources increased by 45.3% from R$ 86.5 million in the first half of 2010 to R$ 125.8 million in the first half of 2011 due to increased revenue generation.

Provisions and reversals showed a decrease of 24.0% from R R$ 97.6 million in the first half of 2010 to R$ 74.1 million in the first half of 2011 due to lower occurrence of contingencies in Eletronorte this period, in relation to previous period.

In transmission:

The account had a decrease on Construction Cost of 28.7% from R$ 524.3 million in the first half of 2010 to R$ 373.5 million in the first half of 2011 due to some SPEs had a higher cost in 2010 mainly Transmitter Power Station.

The third-party service had a decrease of 34.4% from R$ 43.6 million in the first half of 2010 to R$ 28.6 million in the first half of 2011 due to the higher volume of contracts for services rendered by the SPEs in the first half of 2010.

The personnel account has decreased by 8.0% from R$ 172.2 million in the first half of 2010 to R$ 158.4 million in the first half of 2011 due to mainly due to higher volume in the cost of SPEs in the first half of 2010.

The material has had a decrease of 64.2% from R$ 26.1 million in the first half of 2010 to R$ 9.3 million in the first half of 2011 due to decrease this cost in the SPEs.

Provisions and reversals showed a decrease of 90.4% from R$ 48.7 million in the first half of 2010 to R$ 4.6 million in the first half of 2011 due to lower occurrence of contingencies during this period in the previous period.

Other costs showed a decrease of 47.8% from R$ 21.5 million in the first half of 2010 to R$ 11.2 million in the first half of 2011 due to the reduction of these costs in the period.

In Commercialization:

Electricity purchased for resale account increased by 22.6% from R$ 22.4 million in the first half of 2010 to R$ 27.5 million in the first half of 2011 due to increased purchased power and energy in the CCEE imported from Venezuela.

Personnel account increased by 24.3% from R$ 5.8 million in the first half of 2010 to R$ 7.2 million in the first half of 2011 due to to salary adjustments during the period as a result of PCR.

The depreciation and amortization showed an increase of 168.2% from R$ 0.8 million in the first half of 2010 to R$ 2.0 million in the first half of 2011 due to the entry into operation of new facilities in the period.

In Distribution:

Personnel account increased by 65.1% from R$ 17.2 million in the first half of 2010 to R$ 28.4 million in the first half of 2011 due to salary adjustments during the period as a result of PCR and ACT.

The third-party service account increased by 56.6% from R$ 6.5 million in the first half of 2010 to R$ 10.1 million in the first half of 2011 due to new contracts for services and contractual adjustments in the period.

Provisions and reversals showed an increase of 56.9% from R$ 13.9 million in the first half of 2010 to R$ 21.8 million in the first half of 2011 due to higher occurrence of contingencies during this period in the previous period.

Operating Revenue (expense)

In generation:

The general and administrative expenses increased 120% from R$ 98.7 million in the first half of 2010 to R$ 217.2 million in the first half of 2011 due mainly to the increase in staff costs and rental and leasing in the parent Eletronorte.

Provisions and reversals showed an increase of 517.4% from R$ 17.3 million in the first half of 2010 to R$ 107.4 million in the first half of 2011 due to provision made in the face of changing the degree of risk, possible to probable, the shares of the expropriated Balbina UHE, due to new positioning of the judiciary in relation to the settlement of actions.

Other income (expense) showed a decrease of 46.3% from R$ 11.1 million in the first half of 2010 to R$ 5.9 million in the first half of 2011 due to reduced expenses and increased revenues in the deactivation and sales of goods in this period in the previous period.

Transmission:

The general and administrative expenses decreased 64.9% from R$ 194.0 million in the first half of 2010 to R$ 67.9 million in the first half of 2011 mainly due to higher volume in the cost of SPEs in the first half of 2010.

Marketletter – June 2011

Provisions and reversals showed an increase of 48.9% from R$ 22.5 million in the first half of 2010 to R$ 33.6 million in the first half of 2011 due to non-occurrence of such reversal in this period of the previous period.

Other income (expense) showed a decrease of 88.5% from R$ 19.1 million in the first half of 2010 to R$ 2.2 million in the first half of 2011 due to reduced expenses and increased revenues in the deactivation and sales of goods in this period in the previous period.

In Commercialization:

The general and administrative expenses increased 9.8% from R$ 6.4 million in the first half of 2010 to R$ 7.0 million in the first half of 2011 due to increase in these expenses at the parent Eletronorte this period.

Financial result

The financial result increased by 89.0% from R$ 95.3 million to R$ 180.2 million mainly due to variations in the generation segment as follows

In generation:

Financial revenues increased 44.2% from R$ 79.5 million in the first half of 2010 to R$ 114.7 million in the first half of 2011 due to increased income, monetary assets and arrears surcharges.

Financial expenses increased 41.3% from R$ 204.5 million in the first half of 2010 to R$ 289.1 million in the first half of 2011 due to increased monetary and debt charges.

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW		Energy generated MWh			Energy generated above the guaranteed energy- MWh			Beginning of operation (Eletrobras)	End of concession	Beginning of concession / authorization (Eletrobras Eletronorte)
		1st qrt/11	2nd qrt/11	1st qrt/11	2nd qrt/11	1st sem/11	1st qrt/11	2nd qrt/11	1st sem/11
UHE Coaracy Nunes	76.95			143,921.69	162,692.32	306,614.01				10/01/1975	07/08/2015	Regulation 038, of 02.13.92 (Decree 35,701 of 06.23.1954)
Complexo de Tucuruí	8,370.00	4,036.97	4,083.98	12,641,745.22	13,834,395.59	26,476,140.80	12,637,708.25	13,830,311.61	26,471,957.26	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	81.97	80.67	158,663.47	230,938.91	389,602.38	158,581.50	230,858.24	389,515.23	07/26/1989	09/14/2029	Concession Decree 83,975 09.14.1979 Extension of concession Regulation nº 89-MME dated March 11, 2010
UHE Curuá-Una	30.30	24.25	23.12	62,685.98	45,350.05	108,036.03	62,661.73	45,326.93	108,012.26	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005,
UTE Electron Cedida em comodato para a Amazonas Energia	120.00			-	-	-				01/01/2005	Indefinida	Regulation 156 of 07/06/1990, authorizes ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35			-	-	-				04/01/1968	Indefinida	Regulation MME 1,130 of 09/08/1988 authorizes ELETRONORTE to build Rio Madeira plant.
UTE Santana	177.74			149,921.99	155,002.00	304,923.99				01/01/1993	Indefinida	Regulation 414 of 12/2/1994 authorized ELETRONORTE to build Santana plant.
UTE Rio Branco I	18.65			-	-	-				02/01/1998	Indefinida	Regulation 156 of 07/06/1990, authorized ELETRONORTE to build for regularization purposes
UTE Rio Branco II	32.75			-	-	-				04/01/1981	Indefinida	Regulation 156 of 07/06/1990, authorizes ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49			5,220.00	-	5,220.00				04/01/1994	Indefinida

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 05/19/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10,000 kW); Regulation DNAEE 606 of 08/31/1994 overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW

UTE Senador Arnon Afonso Farias de Mello Cedida em comodato para a Boa Vista Energia As of Feb. 10, 2010	85.99				-
	9,293.97			13,162,158.34	14,428,378.87	27,590,537.21	12,858,951.47	14,106,496.79	26,969,484.76
Total UHE	8,694.00
Total UTE	599.97

Marketletter – June 2011

Net energy generated above the physical energy

	Plant	1st qrt/11 MWh	2nd qrt/11 MWh

Guaranteed Energy	UHE TUCURUI	8,723,903	8,919,412
	UHE SAMUEL	177,129	176,180
	UHE Curuá-Una	52,405	50,492
Total		8,953,436	9,146,084
Net energy generated	UHE TUCURUI	12,547,352	13,723,219
	UHE SAMUEL	150,060	220,863
	UHE Curuá-Una	60,426	43,793
Total		12,757,837	13,987,875
Above guaranteed energy	UHE TUCURUI	3,823,449	4,803,808
	UHE SAMUEL	-27,069	44,683
	UHE Curuá-Una	8,021	-6,699
Total		3,804,401	4,841,792

Electric energy purchased for resale

System		1st qrt/11	2nd qrt/11	2011
Eletrobras	MWh	0	0	0
	R$ million	0,0	0,0	0
Others	MWh	171,185	167,470	338,655,0
	R$ million	25.0	13.4	38.4

Energy sold

Buyer	Tipo de venda	1st qrt/11		2nd qrt/11		2011
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Other	Through auction	355.95	3,925,816.71	330.41	3,382,289.32	686.36	7,308,106.03
	Through free market agreements or bilateral contracts	546.81	5,492,881.16	507.25	5,192,569.99	1,054.06	10,685,451.15
Eletrobras System	Through auction			39.42	403,480.68	39.42	403,480.68
	Through free market agreements or bilateral contracts	-	-	-	-	-	-
Total	Through auction	355.95	3,925,816.71	369.83	3,785,770.00	725.78	7,711,586.71
	Through free market agreements or bilateral contracts	546.81	5,492,881.16	507.25	5,192,569.99	1,054.06	10,685,451.15

Fuel for production of electric energy

Type	Metric unit	1st qrt/11		2nd qrt/11		2011
		Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Diesel oil	Litre	40,117,000	21.626	40,366,000	14.679	80,483,000	36.305
PTE oil	litre	98,072,500	52.867	104,537,000	38.016	202,609,500	90.883
TOTAL:		138.189.500	74,493	144.903.000	52,695	283.092.500	127,188

CCEE liquidation – Sold

Type of contract	UNIT	1st qrt/11	2nd qrt/11	2011
CCEE	R$ million	216.28	71.54	287.81
	MWh	4,478,681.89	5,601,048.24	10,079,730.13
	MWaverage	2,072.50	2,564.58	4,637.09
Purchase	R$ million	135.73	10.48	146.20
	MWh	1,039,230.06	491,863.51	1,531,093.57
	MWaverage	480.90	225.21	706.11
Net	R$ million	80.55	61.06	141.61
	MWh	3,439,451.83	5,109,184.73	8,548,636.56
	MWaverage	1,591.60	2,339.37	3,930.97

Losses in generation - %

1st qrt/11	2nd qrt/11	2011
0.08	0.07	0.08

Losses in transmission - % - (Isolated system)

1st qrt/11	2nd qrt/11	2011
1.37	2.03	1.71

Marketletter – June 2011

Extension of transmission lines (km) – 06/30/11

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated System
Boa vista	Santa Elena	190.20	230	July	2001	July 2015
Sub-total 230 kV		190.20
Coaracy nunes	Santana	108.00	138	October	1975	July 2015
Coaracy nunes	Santana	109.00	138	February	2005	July 2015
Santana	Portuária	4.00	138	April	1996	July 2015
Coaracy nunes	Tartarugalzinho	87.00	138	June	2000	July 2015
Sub-total 138 kV		308.00
Santana	Macapá II	20.00	69	November	1996	July 2015
Santana	Equatorial	13.00	69	August	2000	July 2015
Tartarugalzinho	Calçoene	130.00	69	June	2001	July 2015
Tartarugalzinho	Amapá	17.00	69	February	2002	July 2015
Equatorial	Macapá	0.00	69	November	2005	July 2015
Santana	Santa Rita	12.60	69	June	2007	July 2015
Equatorial	Santa Rita	5.09	69	September	2008	July 2015
Sub-total 69 kV		197.69
Total		695.89
Interconnected System
Colinas	Miracema	173.97	500	June	1999	July 2015
Imperatriz	Colinas	342.60	500	June	1999	July 2015
Imperatriz	Marabá	181.09	500	April	1981	July 2015
Imperatriz	Marabá	181.82	500	June	1988	July 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	July 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	July 2015
Tucuruí	Marabá	222.14	500	October	1981	July 2015
Tucuruí	Marabá	221.70	500	February	1988	July 2015
Pres. Dutra	Boa esperança	205.39	500	October	1982	July 2015
São luiz II	Pres. Dutra	0.00	500	July	1984	July 2015
Miranda II	Pres. Dutra	195.50	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
São Luiz II	Pres. Dutra	0.00	500	June	1986	July 2015
Miranda II	Pres. Dutra	195.80	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
Tucuruí	Vila do conde	327.10	500	June	1981	July 2015
Tucuruí ( usina )	Tucuruí ( SE )	10.71	500	November 1984 to May 2005
Sub-total 500 kV		3,243.32
Altamira	Rurópolis	330.02	230	October	1988	July 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	July 2015
Rondonópolis	Coxipó	187.80	230	September	1988	July 2015
Rondonópolis	Coxipó	187.80	230	July	1984	July 2015
Coxipó	Nobres	105.00	230	April	2001	July 2015
Nobres	Sinop **	346.00	230	August	2008	July 2015
Guamá	Utinga	19.40	230	June	1981	July 2015
Guamá	Utinga	19.40	230	June	1981	July 2015
Imperatriz	Porto Franco	110.10	230	October	1994	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Miranda II	Peritoró	94.20	230	June	2002	July 2015
Pres. Dutra	Peritoró	115.00	230	June	2003	July 2015
Peritoró	Coelho Neto	223.00	230	July	2006	July 2015
Coelho neto	Teresina	127.10	230	September	2006	July 2015
São Luiz II	Miranda II	105.30	230	November	2002	July 2015
São Luiz II	São Luiz i	18.60	230	January	1983	July 2015
São Luiz II	São Luiz i	19.00	230	September	1988	July 2015
São Luiz II	São Luiz iii	35.94	230	May	2010	July 2016
Tucuruí	Altamira	317.60	230	June	1998	July 2015
Utinga	Santa Maria	93.02	230	June	1994	July 2015
Vila do conde	Guamá	49.30	230	April	1981	July 2015
Vila do conde	Guamá	49.30	230	June	1982	July 2015
Marabá	Carajás	145.00	230	October	2004	July 2015
Barra peixe	Rondonópolis	217.00	230	May	2008	July 2015
Rio verde (Couto Magalhães)	Rondonópolis	177.83	230	July	1983	July 2015
São Luiz II	UTE São Luiz	0.05	230	January	1982	July 2015
Carajás	Integradora	83.00	230	August	2008	July 2015
Abunã	Rio branco	302.00	230	November	2002	July 2015
Ariquemes	Jarú	83.82	230	September	1997	July 2015
Jarú	Ji-paraná	80.69	230	September	1997	July 2015
Samuel	Ariquemes	151.60	230	August	1994	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel ( usina )	Samuel ( SE )	2.85	230	July	1989	July 2015
Porto Velho	Abunã	188.00	230	May	2002	July 2015
Ji-paraná	Pimenta Bueno	117.80	230	June	2008	July 2015
Pimenta Bueno	Vilhena	160.20	230	October	2008	July 2015
Sub-total 230 kV		5,292.61
Tucuruí-vila	Cametá	214.21	138	August	1998	July 2015
Coxipó	Rondonopolis-Cemat	0.00	138	July	1981	July 2015
Coxipó	São Tadeu	44.17	138	January	2010	July 2015
São Tadeu	Jaciara	77.92	138	January	2010	July 2015
Jaciara	Rondonopolis-Cemat	70.00	138	January	2010	July 2015
Couto Magalhães	Rondonopolis-Cemat	176.00	138	April	1981	July 2015
Curuá-Una	Tapajós-Celpa	68.80	138	January	2006	July 2015
Abunã	Guajará Mirim	0.00	138	May	2002	July 2015
Rio Branco	Epitaciolândia	194.48	138	June	2008	July 2015
Ji-Paraná	Rolim de Moura	0.00	138	August	2008	July 2015
Sub-total 138 kV		845.58
Tucuruí	Tucuruí Vila	2.30	69	July	1997
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	June	1985
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Ji-Paraná	Rolim De Moura	0.00	69	June	1999	July 2015
Porto Velho	Areal	0.00	69	April	1999	July 2015
Porto Velho	Areal	0.00	69	September	1999	July 2015
Rio Branco	Sena Madureira	152.00	69	August	2008	July 2015
Porto Velho	Tiradentes	0.00	69	November	1989	July 2015
Porto Velho	Tiradentes	0.00	69	November	2007	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Sub-total 69 kV		157.10
Sub-total 13,8 kV		0.00
Total Interconnected System		9,538.61
Total Geral		10,234.50

Marketletter – June 2011

Average Tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
95.85	92.80	118.81

Main investments – R$

Projects	1st qrt/11	2nd qrt/11	2011
Transmission	32,429,121	53,814,212	86,243,333
TS Amapá	83,295	362,458	445,753
Reinforcement of the Isolated System	497,079	499,807	996,886
TS North/Northeast-Maranhão	1,060,293	1,085,712	2,146,005
Transmission system maintenance	1,787,778	2,275,109	4,062,887
TS North/Northeast-Pará	26,313	110,605	136,918
TL Maranhão Implantation	6,017	5,154	11,171
TL Rib. Gonçalves/Balsas Implantation	365,365	5,957,942	6,323,307
SE Miranda II Implantation	1,916,513	82,867	1,999,380
Reinforcement interconnected system	26,686,468	43,434,558	70,121,026
Generation	1,618,140	3,714,163	5,332,303
HPU Coaracy 2nd stage	215,504	220,204	435,708
Generation system maintenance	1,166,096	2,309,656	3,475,752
HPU Tucuruí	5,023	1,036,216	1,041,239
HPU Curuá-Una-Amplia	231,517	148,087	379,604
Others	9,799,844	10,976,796	20,776,640
Preservation and conservation	5,481,407	7,626,099	13,107,506
Infrastructure	93,356	211,702	305,058
Infrastructure	3,825,081	2,338,995	6,164,076
Infrastructure	400,000	800,000	1,200,000
TOTAL	43,847,105	68,505,171	112,352,276

New own investments

Transmission

Enterprise	State	Total of Investment R$ million	Extension - KM	Beginning of Operation	End of Concession
TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Ribeiro Gonçalves*	MA/PI	Conc. Contr. = 118.31; Current = 102.04	95	ANEEL schedule 7/1/2010 Eletronorte schedule Jul/2011 (Delay of licenses Vegetation Removal and Installation)	2039 (30-yr concession contract signed on 01.28.2009)
TL Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	Conc. Contr. = 35.15; Current = 27.00	30	oct/11	2040 (30-yr concession contract signed on 07.12.2010)
(*) The projects above started in 2000, going through 2010.

Marketletter – June 2011

New owner investments - Transmission (SE's)

Enterprise	State	Total of	Transformation Total (MVA)	Beginning of Operation	End of Concession
		Investiment – R$ million
SE Lucas do Rio Verde	MT	Conc.Contr. = not signed Being budgeted	75	24 months after concession contract signature (not signed yet, anticipating May/2011)	2041 (30-yr concession; preview signature of the Concession Agreement: May/2011)

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	Periodicity
Eletrobras
ECR - 257/97 - BID	US$	288.3	04/06/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	37.8	08/04/2014	Semi-annual installments
		326.1
ECR - 260/98 - Eximbank	Yen	154.1	04/06/2024	Semi-annual installments
		154.1
ECF-1424/96	RGR	21.5	06/30/2018	Monthly installments
ECF-1545/97	RGR	79.0	03/30/2018	Monthly installments
ECF-1554/97 RN	RGR	17.2	06/30/2018	Monthly installments
ECF-1630/97 RN	RGR	1.1	04/30/2018	Monthly installments
ECF-1659/97 RN	RGR	1.9	06/30/2018	Monthly installments
ECF-1674/97 RN	RGR	0.0	03/30/2011	Monthly installments
ECF-1679/97 RN	RGR	0.5	08/30/2013	Monthly installments
ECF 2794/09	IPCA	266.6	12/30/2029	Monthly installments
ECF-2092/01 N	RGR	526.8	09/30/2023	Monthly installments
RES-765/02	RGR	127.2	10/29/2018	Monthly installments
RES-766/02	RGR	16.9	10/29/2017	Monthly installments
ECF-2710/08 RGR	RGR	101.2	12/31/2015	Monthly installments
ECF-2757/08 IPCA	IPCA	26.6	03/30/2021	Monthly installments
ECF-2758/08 IPCA	IPCA	1,671.7	03/30/2021	Monthly installments
ECF-2785/09 IPCA	IPCA	37.1	09/30/2021	Monthly installments
ECF-2818/10 IPCA	IPCA	81.5	11/30/2021	Monthly installments
ECF-2894/10 IPCA	IPCA	333.6	12/30/2013	Single installment
		3,310.4
Total		3,790.6
Financial Institution
Credit Balbina-0111- Fretes	Euro	0.0	12/31/2013	Semi-annual installments
Credit National-0118- Balbina	Euro	0.1	12/31/2015	Semi-annual installments
Credit National- 0122-Samuel	Euro	0.7	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	1.9	04/15/2014	Semi-annual installments
Total		2.7
BNDES - 03.2.782.3.1	R$	536.2	09/15/2016	Monthly installments
BNDES - 09.2.13551.1	R$	40.7	11/15/2024	Monthly installments
BNDES - 09.2.13551.1	R$	13.1	11/15/2024	Monthly installments
Banco do Brasil		7.8
Total		597.8
Supplier
Petrobras Distribuidora S/A	R$	27.4	07/31/2011	Monthly installments
Total		27.4
Total General		4,418.5

Contractual obligations on the last day of the quarter-R$ million
Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016	Total
Generation	169.2	268.5	294.9	652.3	315.8	315.8	1,450.6	3,467.1
Transmission	36.1	79.3	58.7	56.6	54.3	52.1	188.4	525.5
Commercialization	10.7	9.2	8.9	8.3	0.0	0.0		37.1
Total	216.0	357.0	362.5	717.2	370.1	367.9	1,639.0	4,029.7

Energy Purchase Contract - R$ million

Energy Purchase Contract		2011	2012	2013	2014	2015	2016	After 2016
Edelca	MWh	650,056	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$	58,754,912	49,620,460	53,728,718.8	58,193,574.4	58,595,511	68,319,573	438,188,137

Marketletter – June 2011

Energy sales contract – R$ million

Energy sales contract	Company		2010	2011	2012	2013	2014	2015	2016 - 2024
Regulated Environment		MWh	14,991,206	14,991,206	15,032,278	9,502,209	6,762,720	981,120	0
		R$	1,384,722,209.0	1,280,660,238.0	1,361,219,030.0	1,003,737,800,5	801,153,675.4	126,912,880	0
Bilateral agreement	Free consumer – long term	MWh	16,024,843	16,024,843	15,101,103	15,341,563	15,288,040	15,086,560	127,758,667
		R$	1,177,888,226	1,247,439,244	1,238,672,304	1,336,327,008	1,408,929,605	1,457,455,090	16,066,502,280
	Captive consumers	MWh	2,085,230	1,904,599	1,903,405	1,890,408	1,890,408	1,890,408	10,928,990
		R$	195,982,979	154,011,335	163,151,913	154,758,925	164,044,461	156,649,333	958,126,127
	Free consumers – médium term	MWh	464,280	464,280	289,872	0	0	0	0
		R$	63,646,387	71,399,876	50,581,945	0	0	0	0
TOTAL		MWh	33,565,560	33,384,929	32,326,658	26,734,180	23,941,168	17,958,088	138,687,658
		R$	2,822,239,800.8	2,753,510,692.9	2,813,625,193,3	2,494,823,734.3	2,374,127,741.7	1,741,017,303.6	17,024,628,407.3

Partnership

Generation

SPC/Consortium / Object	Assured Energy	Participation %	Enterprise Value R$ million	Partnership		Energy Generated (*)			Concession		Construction Begining	Begining of Operation
				Partners	%	1st qrt/11	2nd qrt/11	2011	Begining	Duration (years)
EAPSA - Enerigia Águas da Pedra S.A. UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	Conc.Contr. = 760; Real = 760.8	Neoenergia	51	Under construction			07/03/2007	7/3/2042 (35 yr)	completed	2011 (aguardando a LT da EBTE)
				Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (installed capacity **) 21 MW (assured energy ***)	49	Real = 84.7	MPX Energia S.A	51	UTE Serra do Navio 36.281,84 MWh	UTE Serra do Navio 35.165,61 MWh	UTE Serra do Navio 71.447,45 MWh	05/20/2008	5/20/2037 (29 yr)	completed	11/01/2008
	PCH Capivara 29.8 Mw (installed capacity)		anticipated = 210			Feasibility studies			05/20/2008	5/20/2037 (29 yr)	Feasibility studies	01/30/2012
Brasventos Miassaba 3 Geradora de Energia S.A. Parque Eólico Miassaba 3	50.4MW (installed capacity)	24.5	anticipated = 245.7	Furnas	24.5	Under construction			08/19/2010	8/19/2045 (35 yr)	07/20/2011	06/30/2012
				J. Marucelli	51
Brasventos Eolo Geradora de Energia S.A. Parque Eólico Rei dos Ventos 1	48.6MW (installed capacity)	24.5	anticipated. = 229.4	Furnas	24.5	Under construction			12/09/2010	12/9/2045 (35 yr)	09/20/2011	06/30/2012
				J. Malucelli	51
Rei dos Ventos 3 Geradora de Energia S.A. Parque Eólico Rei dos Ventos 3	48.6MW (installed capacity)	24.5	anticipated = 233.7	Furnas	24.5	Under construction			12/09/2010	12/9/2045 (35 yr)	09/20/2011	06/30/2012
				J. Malucelli	51
Norte Energia S.A. UHE Belo Monte	11,233MW (installed capacity)	19.98	action = 19.000.00 Basic project = 23.624.00 Real = 25.885.00	Eletrobrás	15	Under construction			08/26/2010	8/26/2010 (35 yr)	05/31/2011	02/28/2015
				Chesf	15
				Petros	10
				Bolzano Partic.	10
				Gaia (autoprod.)	9
				Caixa FI Cevix	5
				Queiroz Galvão	2.51
				OAS	2.51
				Funcef	2.5
				Contern	1.25
				Cetenco	1.25
				Galvão	1.25
				Mendes Junior	1.25
				Serveng	1.25
				J.Malucelli Const.	1
				Sinobras (autopro)	1
				J.Malucelli Energia	0.25
(*)For projcts in operation
(**)Amount contracted with supplier
(***)Amount of contract between Amapari and Anglo Ferrous do Brasil

Transmission

SPE/Consortium			Enterprise	Partnership		In operation		Concession
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No	Begining	Duration (years)
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó – Cuiabá -Rondonópolis (MT), 230 KV 193 Km SE Seccionadora Cuiabá	49	Conc. Contr. = 152; Real = 116	Bimetal Indústria e Metalúrgica Ltda.	26.99	X		02/18/2004	30
				Alubar Cabos SA Linear Partic.e Incorporações Ltda	10.76 13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), 500KV 695 Km	37	Conc. Contr.= 637; Real = 500	Fundo de Investimento em Participação Brasil Energia Chesf	51.00 12.00	X		04/27/2006	30
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), both 230 kV, SE Juba and SE Maggi – 230 / 138 kV 402 Km	49.71	Conc. Contr.= 234; Real = 238	Transmissora Aliança de Energia Elétrica S.A. Bimetal Indústria e Metalúrgia Ltda.	38.67 11.62	X		03/17/2008	30
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, 586 Km, SE Itacoatiara and SE Cariri	30	Conc. Contr.= 1,289.5; Atual = 1,421.36	Chesf Abengoa Concessões Brasil Holding S.A.	19.50 50.50		X	10/16/2008	30
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV 2,375 Km	24.5	Conc. Contr.= 1,801.5; Atual = 1,787.7	Eletrosul Abengoa Concessões Brasil Holding S.A.	24.50 51.00		X	02/26/2009	30
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), 987 Km, 230 KV.30	49	Conc. Contr.= 412; Atual = 412.15	Abengoa Concessões Brasil Holding S.A. CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50 25.50		x	11/19/2009	30
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), 348 Km and SE Jauru, 500KV	49	Conc. Contr.= 302.8; Atual = 302.8	Alupar Investimento S.A. Mavi Engenharia (Ex-Bimetal Ind. Metalúrgica Ltda)	46.00 5.00		X	11/19/2009	30

Marketletter – June 2011

Number of employees

Generation

Composition of employees	Number of employees	Number of employees
by tenure (Years)	03/31/11	06/30/11
Up to 5	544	544
6 to 10	89	89
11 to15	0	0
16 to 20	15	13
21 to 25	341	341
over 25	324	324
Total	1,313	1,311

Department	Number of employees	Number of employees
Department	03/31/11	06/30/11
Field	579	579
Administrative	734	732
Total	1,313	1,311

Transmission

Composition of employees	Number of employees	Number of employees
by tenure (Years)	03/31/11	06/30/11
Up to 5	787	782
6 to 10	154	154
11 to15	63	63
16 to 20	25	25
21 to 25	689	689
over 25	817	817
Total	2,535	2,530

Department	Number of employees	Number of employees
	03/31/11	06/30/11
Field	1,120	1,117
Administrative	1,415	1,413
Total	2,535	2,530

Total

Composition of employees	Number of employees	Number of employees
by tenure (Years)	03/31/11	06/30/11
Up to 5	1,331	1326
6 to 10	243	243
11 to15	63	63
16 to 20	40	38
21 to 25	1,030	1,030
over 25	1,141	1,141
Total	3,848	3,841

Department	Number of employees	Number of employees
	03/31/11	06/30/11
Field	1,699	1,696
Administrative	2,149	2,145
Total	3,848	3,841

Marketletter – June 2011

Complementary work force

1st qrt/11		2nd qrt/11
Contracted	Other (*)	Contracted	Other (*)
543	29	538	30

(*) Employees from other companies of the Eletrobras System

Turnover

1st qrt/11	2nd qrt/11
(0.12%)	(0.25%)

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	06/30/11	12/31/10 reclassified
Current Assets
Cash and banks	253,140	79,371
Concessionaires and affiliates	247,959	176,872
Debtors	23,226	25,103
Storage
- Nuclear fuel elements	297,972	297,972
- Stored goods	35,361	40,468
Fiscal credits	12,750	41,436
Prepaid expenses	16,175	2,968
Other rights	2,710	5
	889,293	664,195
Non-Current Assets
Long-term assets
Concessionaires and affiliates	91,710	91,710
Debtors	23,903	23,903
Stored materials
- Uranium concentrate	99,064	65,179
- Nuclear fuel elements	241,346	392,133
- Stored goods	288,295	275,599
Service in course – nuclear fuel	179,413	66,645
	116,346	102,613
Linked deposits	33,628	32,536
Other rights	16,913	17,021
	1,090,618	1,067,339
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,346,831	6,039,900
(-) Obligations linked to the concession	(130)	(142)
	6,346,701	6,039,758
Intangible	33,721	34,170
	7,472,305	7,142,532
Total Assets	8,361,598	7,806,727

Marketletter – June 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	06/30/11	06/30/10
Current Liabilities
Suppliers	146,209	186,302
Debt charges	190	263
Loans and financing	68,805	50,337
Taxes and social contributions	57,275	65,289
Fundação Real Grandeza (pension fund) – debt	32,263	30,264
Income participation	-	3,459
Payment-roll obligations	21,349	19,913
Provisions for vacations	68,103	61,541
Taxes provisions	5,244	-
Other obligations	16,811	12,742
	416,249	430,110
Non-Current Liabilities
Loans and Financing	934,432	548,771
Taxes and social contributions	47,151	55,333
Fundação Real Grandeza – debt	39,215	53,471
Nucleos – actuarial provision	34,494	34,494
Liability for decommissioning	386,442	375,968
Advances for future capital increase	3,311,226	3,309,744
Provision for legal contingencies	44,427	44,874
Income tax and social contribution - deferred	7,121	6,703
Other obligations	301	1,019
	4,804,809	4,430,377
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Accrued losses	(82,122)	(305,361)
Other comprehensive income	(73,370)	(44,431)
	3,140,540	2,946,240
Total Liabilities and Stockholders’ Equity	8,361,598	7,806,727

Marketletter – June 2011

Statement of Income for the period ended on June 30

(R$ thousand)

	2011	2010 (reclassified)
Operating Revenue
Supply of electric energy	983,528	927,415
Other net revenues	147	268
Deductions to operating revenue
Taxes and contributions on sales	(35,945)	(33,889)
Global Reversion Reserve	(24,969)	(23,880)
Net Operating Revenue	(60,914)	(57,769)
Cost of electric energy service	922,761	869,914
Personnel
Material	(163,768)	(141,317)
Raw materials – fuel consumption	(11,238)	(10,380)
Third party services	(150,788)	(154,770)
Depreciation and amortization	(44,750)	(28,941)
Charges on the use of electric grid	(115,307)	(111,477)
Other costs	(24,802)	(26,156)
	(12,656)	(12,847)
Gross operating income	(523,309)	(485,888)
Operating Expense	399,452	384,026
Personnel
Third party services	(46,385)	(49,008)
Depreciation and amortization	(26,755)	(27,752)
Supervision tax - ANEEL	(4,486)	(4,085)
Taxes	(4,536)	(3,943)
Actuarial provision (reversion) – pension fund	(552)	(1,725)
Provision (reversion) for legal contigencies	38,629	5,240
Other operating expenses	(516)	644
	(11,955)	(11,102)
Operating income	(56,556)	(91,731)
Financial Revenue (Expense)	342,896	292,295
Debt charges
Currency variations – loans and financing and debt	(29,235)	(188,833)
Currency variations – liability for decommissioning	(8,984)	35,097
Monetary variation – loans and financing and debt	-	(11,197)
Adjustment of descommissioning to present value	(670)	(99,722)
Others	(10,475)	(10,490)
	2,591	(2,127)
Income before participation	(46,773)	(277,272)
Income tax	296,123	15,023
Social contribution	(53,590)	12,583
Net income for the period	(19,294)	4,528
Net income per 1000 shares - R$	223,239	32,134

Marketletter – June 2011

Cash Flow for the period ended on June 30

(R$ thousand)

Operating Activities	2011	2010
Net income for the period	296,123	15,023
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation of permanent assets	116,259	112,802
Property, plant and equipment discharges (residual value)	452	841
Intangible amortization	3,534	2,760
Intangible discharges (residual value)	22	-
Raw material consumption and stored material	162,461	165,709
Monetary Variations – decommissioning	-	11,197
Monetary Variations- loans and financing - Eletrobras	3,423	75,186
Monetary Variations – suppliers and other	9,868	(15,278)
Monetary variations - dividends	-	4,717
Debt charges – loans and financing - Eletrobras	29,235	188,833
Income fund decommissioning	5,700	(2,277)
Post-employment benefit– actuarial provision	(38,629)	(5,240)
Income participation	25,277	15,258
Vacation provisions	404	(864)
Provision (reversion) for credits of questionable liquidation	1,735	41
Adjustment to present value of the decommissioning liability	10,475	10,490
Other adjustments	(11,240)	4,091
	615,099	583,289
Variation - (increase) and decrease in operating assets
Concessionaires and affiliates - Furnas	(71,087)	5,748
Stored materials	(165,916)	(127,851)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	28,686	(17,431)
Decommissioning Fund	(19,433)	(19,589)
Other operating assets	2,669	(46,190)
	(225,081)	(205,313)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(47,453)	(167,313)
Taxes (except Income tax and Social Contribution)	(17,629)	(16,033)
Payment-roll obligations and vacation provision	7,594	8,589
Income participation	(28,736)	3,280
Other operating liabilities	(53,675)	1,324
	(139,899)	(170,153)
Resources from operating activities	250,119	207,823
Loans and Financing Activities
Long-term loans and financing obtained - Eletrobras	419,687	110,522
Financing payments on a short-term basis Eletrobras	(27,119)	(26,161)
Payment of IOF and debt charges to Eletrobras	(24,695)	(69,143)
Payment to Fundação Real Grandeza	(17,474)	(8,712)
Resources from loans and financing activities	350,399	6,506
Investment Activities
Acquisition of property, plant and equipment assets	(423,642)	(151,783)
Acquisition of intangible	(3,107)	(2,311)
Resources applied in investment activities	(426,749)	(154,094)
Icrease in cash and cash equivalent	173,769	60,235
- Cash and cash equivalent – beginning of period	79,371	71,389
- Cash and cash equivalent – end of period	253,140	131,624
Increase in cash and cash equivalent	173,769	60,235

Marketletter – June 2011

Analysis of the result

Net Income

The Company presented in the second quarter 2011 Net Income 4.5% lower than recorded in the same period of 2010 from R$ 112.4 million in 2010 to R$ 107.3 million in 2011.

In the first half, net income recorded in 2011 was 595.3% higher than the same period in 2010, rising from R$ 32.1 million in 2010 to R$ 223.2 million in 2011. The first half of this net income represents 7.1% of net assets, against 1.1% recorded in the same period of 2010, representing an increase 6.0%.

This variation of net income is primarily due to increased financial result, from (R$ 277.3) million loss in 2010 to (R$ 46.8) million loss in 2011, obtained by the drop in the financial burden of ELETROBRAS debt, due to its conversion to an advance for future capital increase carried out in the second half of 2010, the updated value of R$ 3,311.2 million.

The main determinants of the evolution of net revenue in the first half were:

The Company presented the first half of 2011 revenue from sales of energy 6.05% higher than the same period in 2010 from R$ 927.4 million in 2010 to R$ 983.5 million in 2011. This increase in net revenue was primarily due to update tariff of 7.3%, which occurred on December 5th, 2010, from R$ 135.63/MWh to R$ 145.48/MWh.

The average price of selling energy carried increased by 10.0% in the first half of 2011 compared to the first half of 2010.

Cost of Electric service

The Cost of electric service increased by 7.7%, from R$ 485.9 million in 2010 to R$ 523.3 million in 2011, due to the following factors:

a) increased personnel costs, resulting the implementation of PCR Career Plan, increased profit sharing and salary adjustments,

b) increase in third party services, related to the maintenance of facilities and equipment and services contract,

c) increase in the amount of depreciation in the first half of 2011, immobilization due to cost of improvements and additions of plants Angra 1 and 2, in the month of December 2011.

Operating Revenue (expenses)

The Personal account changed negatively by 5.5%, from R$ 49.0 million in the first half of 2010 to R$ 46.4 million in the first half of 2011, due to the application of CPC 33, amending the procedures actuarial accounting of the results of Fundação Real Grandeza and NUCLEOS  and passing the contributions to the foundations to be accounted for as prepaid expenses in current assets, while the actuarial valuation report a surplus.

The service of others showed negative growth of 3.6%, from R$ 27.8 million in the first half of 2010 to R$ 26.8 million in the first half of 2011, without specific highlights.

The depreciation and amortization were up by 9.8%, from R$ 4.1 million in first half 2010 to R$ 4.5 million in the first half of 2011 due to immobilization of costs of improvements and additions in the month December 2011.

The inspection fee ANEEL presented a variation of 15.3%, from R$ 3.9 million in the first half of 2010 to R$ 4.5 million in the first half of 2011 on account of adjustment established by Aneel.

The provision account showed an increase of 545.8%, from a positive value of R$ 5.9 million in the first half of 2010 to a positive value of R$ 38.1 million in the first half of 2011, due to the positive difference from R$ 33.4 million in the reversal of provisions, arising from the application of new accounting procedures on the outcome of the actuarial report of the Royal Greatness Foundation and Nuclear, established in CPC 33.

Other income (expense) 7.6% ranged from R$ 11.1 million in first half 2010 to R$ 11.9 million in the first half of 2011 due to increased provision for doubtful settlements worth R$ 1.6 million.

Financial Revenues (expenses)

In the first half of 2010, financial revenues in the first half of 2011 decreased 100.7% from R$ 28.9 million in 2010 to R$ 14.4 million in 2011. This result has two main factors: cost recovery of monetary and exchange variation on the debt of R$ 20.3 million compared to 2010, an increase in income from the investment of R$ 2.7 million in 2010 to R$ 8.7 million in 2011.

Financial expenses in the first half of 2011 fell by 80.0% over the same period last year from R$ 306.2 million in 2010 to R$ 61.2 million in 2011. This variation is due to fall in the value of the financial burden of debt and monetary variation with ELETROBRAS, due to its conversion to an advance for future capital increase carried out in the second half of 2010, the updated value of R$ 3,311.2 million.

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy - GWh		Energy generated - MWh		Beginning of operation	End of concession
		2º tri/11	2011	2nd qrt/11	2011
Angra I	640	829.2	3,215	1,222,921.06	2,496,353.55	01/1985	No concession
Angra II	1,350	2,503.3	9,706	2,623,675.14	5,295,957.72	09/2000	No concession
TOTAL	1,990	3,332.5	12,921	3,846,596.20	7,792,311.27

Energy sold

Sale	2nd qrt/11		2011
	R$ million	MWh	R$ million	MWh
Through contracts on the free market or bilateral contracts	492.2	3,518,264.1	983.5	7,139,696.7

Additional Information on Nuclear Area

		2nd qrt/11		2011
Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million
uranium plus services ______________ Operating expenses consum	R$ million ______________ R$ million >> KG URÂNIUM>>	---------------------- >>>>>>>>>>>>>>> >>>>>>>>>>>>>>>	R$ MI 102.4 --------------------- R$ MI 74.8 Kg 67,469	------------------------------ >>>>>>>>>>>>>>>>>>>>> >>>>>>>>>>>>>>>>>>>>>	R$ MI 146.9 -------------------- R$ MI 150.8 kG 132,238

Losses in generation - %

2nd qrt/11	2011
3%	3%

Average tariff – R$/MWh

2nd qrt/11	2011
139.91	137.75

Main investments – R$ million

Project	2nd qrt/11	2011
ANGRA 1	0	6.3
ANGRA 2	3.0	3.8
ANGRA 3	145.6	399.1
Others	5.0	9.3
TOTAL	264.9	418.5

New owner investments – Generation

Enterprise	State/ Location	Total of Investment R$ million (Direct costs)	Installed Capacity - MW	Assured Energy - MW	Beginning of operation	End of concession
Implementation of the Termonuclear Angra 3 Plant	State of Rio de Janeiro / Município de Angra dos Reis	R$ 9,950.1 million (basis: june 2010 – Direct costs)	1,405 MW	1,214.2 MWaverage	01-December -2015	Not applicable

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Due date	Currency
Eletrobras	70.7	2011<	Eur
	932.700		R$

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	28.4	81.7	40.6	40.8	40.8	771.1

Number of employees – 06/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
801	449	254	22	315	736	2,577

Marketletter – June 2011

Department	Number of employees
Field	2,276
Administrative	301

Complementary work force – 06/30/11

Other
16

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	06/30/11	12/31/10	06/30/11	12/31/10
Current Assets
Cash and banks	301,127	135,560	618,671	358,785
Consumers, concessionaires and affiliates	94,240	91,109	102,750	99,235
Transmission financial asset	114,835	115,735	138,448	140,357
Renegotiated energy credits	138,090	128,635	138,090	128,635
Debtors	39,626	16,066	24,954	13,290
Deactivations, sales of property and services in course	26,761	31,676	26,761	31,842
Taxes to compensate	45,927	16,409	53,955	22,866
Stored materials	31,143	30,363	31,143	30,363
Colateral, deposit and linked funds	1,728	40,489	27,839	83,211
Other credits	27,325	24,865	37,006	28,626
	820,802	630,907	1,199,617	937,210

Non-current Assets
Renegotiated energy credits	529,548	544,043	529,548	544,043
Taxes to compensate	7,236	6,580	76,200	67,229
Deferred fiscal asset	107,105	133,219	119,210	137,038
Linked funds	27,048	42,390	35,984	20,427
Affiliates and subsidiaries and parent companies	190,092	-	88,847	-
Transmission financial asset	2,399,258	2,413,312	3,092,819	3,042,939
Other credits	15,917	14,233	26,556	29,733
	3,276,204	3,166,242	3,969,164	3,841,409
Investments	929,909	880,634	3,281	3,307
Property, plant and equipment, net	1,263,093	1,048,797	2,739,742	2,150,154
Intangible	90,760	99,659	109,632	118,483
	5,559,966	5,195,332	6,821,819	6,113,353
Total Assets	6,380,768	5,826,239	8,021,436	7,050,563

Marketletter – June 2011

	Parent Co.		Consolidated
Liabilities and Stockholders’ Equity	06/30/11	12/31/10	06/30/11	12/31/10
Current Liabilities
Suppliers	54,073	115,592	131,477	196,676
Payment-roll	50,795	39,600	51,273	40,012
Loans and financing	104,580	88,085	148,634	130,973
Income participation	3,354	31,096	3,354	31,096
Taxes and social contributions	44,424	50,749	54,828	58,517
Dividends	81,427	19,332	81,427	19,332
Estimated obligations	46,638	81,005	47,497	81,837
Complementary security fund	10,139	10,734	10,139	10,734
Research and development	26,571	24,014	27,754	24,553
Provision for losses on onerous contract	10,618	21,235	10,618	21,235
Other liabilities	17,361	20,047	38,708	33,894
	449,980	501,489	605,709	648,859
Non-Current Liabilities
Loans and financing	1,443,625	1,408,224	2,835,783	2,446,289
Taxes and social contributions	144,721	155,400	144,721	155,400
Deferred fiscal liability	265,461	275,616	270,683	278,432
Provision for contingencies	73,951	76,790	74,261	77,100
Complementary security fund	47,868	25,881	47,868	25,881
Resources for capital increase	1,257,009	724,125	1,320,299	728,835
Use of public property	19,578	18,060	38,303	35,868
Other liabilities	26,482	4,271	31,838	17,547
	3,278,695	2,688,367	4,763,756	3,765,352
Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,050,711	1,050,711	1,050,711	1,050,711
Adjustment of asset evaluation	(51,767)	(50,005)	(51,767)	(50,005)
Additional proposed dividends	-	57,991	-	57,991
Accumulated income	75,463	-	75,463	-
	2,652,093	2,636,383	2,652,093	2,636,383
Non-controlling participacion	-	-	(122)	(31)
Total Liabilities and Stockholders’ Equity	6,380,768	5,826,239	8,021,436	7,050,563

Marketletter – June 2011

Statement of Income for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	06/30/11	06/30/10	06/30/11	06/30/10
Net Operating Revenue	383,146	401,043	467,118	475,616
Cost of service
Cost of service of electric energy transmission	(100,325)	(82,585)	(102,621)	(86,266)
Personnel	(82,179)	(66,325)	(82,486)	(66,649)
Material	(2,955)	(3,614)	(2,981)	(3,614)
Third party services	(13,425)	(12,030)	(14,755)	(15,119)
Provision for credits of questionable liquidation	681	1,183	681	1,183
Others	(2,447)	(1,799)	(3,080)	(2,067)
Cost of service rendered to third parties	(4,705)	(4,894)	(4,717)	(4,893)
Personnel	(3,190)	(2,741)	(3,190)	(2,741)
Material	(20)	(17)	(20)	(17)
Third party services	(1,472)	(2,125)	(1,472)	(2,125)
Others	(23)	(11)	(35)	(10)
Other costs	(79,113)	(66,845)	(134,537)	(112,579)
Construction costs	(28,152)	(61,956)	(83,576)	(107,690)
Electric energy purchased for resale	(61,579)	(7,847)	(61,579)	(7,847)
Provision for losses on onerous contract	10,618	2,958	10,618	2,958
	(184,143)	(154,324)	(241,875)	(203,738)
Gross Operating Income	199,003	246,719	225,243	271,878
Operating Expense
Administrative and general expenses	(100,808)	(84,466)	(107,129)	(89,331)
Personnel	(69,941)	(45,555)	(72,415)	(48,265)
Material	(1,205)	(947)	(1,348)	(1,008)
Third party services	(16,020)	(13,329)	(19,192)	(14,084)
Depreciation and amortization	(1,530)	(1,446)	(1,533)	(1,446)
Supervision tax – ANEEL	(1,822)	(1,967)	(1,979)	(2,059)
Reversion/Provision for contingencies	9,496	(7,646)	9,496	(7,646)
Special retirement complement / actuarial liability	(10,269)	(1,312)	(10,269)	(1,312)
Others	(9,517)	(12,264)	(9,889)	(13,511)
Result of Service	98,195	162,253	118,114	182,547
Shareholding participation result	12,278	19,465	-	-
Financial result	(3,560)	10,506	(6,396)	1,962
Financial reveneus	82,584	87,017	88,097	89,658
Financial expenses	(86,144)	(76,511)	(94,493)	(87,696)
Other revenues (expenses)	510	(314)	855	9,911
Operational Income	107,423	191,910	112,573	194,420
Income tax and social contribution – current	(37,842)	(34,609)	(41,682)	(38,786)
Income tax and social contribution – deferred	5,882	(25,598)	4,482	(23,962)
Net income before participations	75,463	131,703	75,373	131,672
Income participation - Employees / Administrators	-	-	-	(2)
Net income for the period	75,463	131,703	75,373	131,670
Attributable to:
Shareholders of the parent co.	75,463	131,703	75,463	131,703
Noncontrolling shareholders	-	-	(90)	(33)
Common shares - total	48,906,141	42,707,094	48,906,141	42,707,094
Basic and diluted income per common share	1.54	3.08	1.54	3.08

Marketletter – June 2011

Cash Flow for the period ended on June 30

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Income before income tax, social contribution and participations	107,423	191,910	112,573	194,420
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(134,025)	(138,206)	(159,392)	(165,912)
Amortization from financial assets	177,131	191,977	194,997	179,964
Depreciation and amortization	1,530	1,446	1,533	1,446
Amortization of investment fees	10,265	10,262	10,265	10,262
Monetary variatation	4,264	(18,104)	3,745	(16,051)
Financing charges	22,949	14,409	30,809	42,669
Equity method result	(12,278)	(19,465)	-	-
Present value adjustment	924	2,959	924	2,959
Losses in permanent assets	(510)	314	(59)	(8,943)
Provision for contigencies	(9,496)	7,646	(9,496)	7,646
Provision for credits of questionable liquidation	(681)	(1,183)	(681)	(1,183)
Special retirement complement/ actuarial liability	10,269	1,312	10,269	1,312
Provision for losses on onerous contract	(10,618)	(2,958)	(10,618)	(2,958)
Other	5,931	(1,470)	4,360	(452)
Sub total	65,655	48,939	76,656	50,759
Variations of operating asset
Consumers, concessionaires and affiliates	(2,936)	(10,079)	(2,836)	(10,685)
Debtors	(23,655)	6,120	(26,396)	6,123
Deactivations, sales of assets and services in course	4,915	(3,995)	5,081	(3,995)
Taxes to compensate	(3,340)	(37,186)	(18,748)	(52,710)
Deferred fiscal asset	26,114	(3,465)	23,478	(8,739)
Stored materials	(781)	(89)	(781)	(89)
Colateral, deposits and linked funds	24,179	(15,257)	23,993	(41,485)
Other credits	(3,321)	6,926	23,949	7,310
Sub total	21,175	(57,025)	27,740	(104,270)
Variations of operating liability
Suppliers	(61,519)	(27,947)	(58,565)	6,792
Loans and financing	-	215,007	-	215,007
Payment-roll	11,195	(3,297)	11,261	(3,050)
Income participation	(27,743)	(22,442)	(27,743)	(22,476)
Taxes and social contributions	(6,868)	531	(2,420)	193
Deferred fiscal liability	(10,155)	50,923	(8,522)	54,191
Estimated obligations	(66,327)	(27,175)	(66,858)	(10,326)
Complementary pension fund	16,810	(118)	16,810	(118)
Research and development	2,558	2,461	2,494	2,339
Other liabilities	19,524	19,344	37,098	17,427
Sub total	(122,525)	207,287	(96,445)	259,979
Operating activities cash	71,728	391,111	120,524	400,888
Financial charges paid	(59,652)	(37,074)	(68,256)	(46,832)
Financial charges receivable	-	4	1,089	4
Income tax and social contribution paid	(26,797)	(77,202)	(32,136)	(77,321)
Legal deposits	(1,786)	(5,812)	(1,786)	(5,812)
Net cash flow of operational activities	(16,507)	271,027	19,435	270,927
Investment Activities
Loans and financing granted – receivable	-	87	-	87
Renegotiated energy credit - receivable	66,148	56,611	66,148	56,611
Financing asset	(28,152)	(431,275)	(83,576)	(477,009)
Property	(229,868)	(174,650)	(605,071)	(490,560)
Intangible	(15)	(4,165)	(71)	(4,216)
Equity participation	(186,461)	(207,093)	(21,669)	(39,412)
Write-off of fixed assets	14,719	10,174	14,624	10,379
Write-off of equity participation	-	191,245	-	191,245
Redemption of bonds	-	1,609	-	1,609
Dividends received	582	8,325	-	-
Others	14	1,330	14	1,330
Total of Investment Activities	(363,033)	(547,802)	(629,601)	(749,936)
Financing Activities
Loans and financing obtained	64,508	228,912	399,147	421,454
Resources for capital increase	532,884	187,988	532,884	206,058
Loans and financing –principal payment	(36,327)	(22,470)	(46,021)	(38,844)
Shareholders remuneration payment	(207)	(587)	(207)	(587)
Special installment – Law 10,684/03	(9,317)	(9,317)	(9,317)	(9,317)
Complementary pension fund payment	(6,434)	(4,029)	(6,434)	(4,029)
Total of Financing Activities	545,107	380,497	870,052	574,735
Increase (decrease) in cash and cash equivalent	165,567	103,722	259,886	95,726
Cash and cash equivalent – beginning of period	135,560	168,801	358,785	303,068
Cash and cash equivalent – end of period	301,127	272,523	618,671	398,794

Marketletter – June 2011

Analysis of the result

Net Income

In the second half of 2011 the Company presented a net income of 72.4% less than recorded in the same period in 2010, going from R$ 65.4 million to R$ 18.1 million in 2011.

Compared to the first half of 2011, the net income totaled R$ 75.4 million. The profit was reduced by 42.7% when compared to the result of the same period in the previous year (R$ 131.7 million, due to the effects presented below in the operating performance comment.

The main determinants of the net revenue evolution were:

Operating revenue

In Transmission:

Transmission’s gross revenue, except the account related to the construction revenue which has zero margin, totaled, in the first half of 2011 the amount of R$ 360, 1 million remaining on the same level as the same period in the previous year (R$ 361,1 million).

The construction (transmission) revenue amounted, in the first half of 2011 the amount of R$ 28.2 million compared to R$ 62.0 million registered in the first half of 2010. However, the effect on the result is zero, since the Company has assigned zero margin for this transaction.

In Generation:

The gross revenue from energy sales, due to the fulfillment of CCEAR contracts totaled, in the first half of 2011, the amount of R$ 26.7 million, an increase of 430.2% compared to same period in the previous year (R$ 5.0 million). This variation refers to the invoicing of Maua and Passo de São João’s CCEAR’s, while in 2010 the effect considered only Passo de São João CCEAR’s, besides the variation which occurred in the PLD.

It is important to emphasize that from February to June of 2011 the invoicing of UHE Mauá CCEAR’s were only partially performed, since the final decision by ANEEL for non-application of penalties for the commercial operation delay had not been issued. Thus, the total revenue of energy that was not invoiced until June totaled about R$ 34.8 million.

Other revenues:

Other revenues totaled R$ 13,1 million in the first half of 2011, which represents a decrease of 2.9% compared to the last period (R$ 13,4 million), basically due to the reduction of O&M services.

Operating Revenue Deductions

Taxes and contributions had an increase of 6.7%, going from R$ 28.2 million in the first half of 2010 to R$ 30.2 million in the first half of 2011, due to an increase in the operating revenues.

Charges for using the electric grid had an increase of 20.8%, going from R$ 12.2 million in the first half of 2010 to R$ 14.7 million in the first half of 2011 due to an increase in the operating revenues.

Cost of eletric power service

The main determinants of the costs evolution in the period were:

In Generation:

The energy purchased in the first half of 2011 represented a cost of R$ 61.5 million, due to the compliance of the CCEAR contracts which demanded the postponement of the commercial operation of UHE’s Passo São João and Mauá. In the same period in 2010, this amount was R$ 7.8 million.

In Transmission:

It is important to emphasize that, due to the adoption of the new accounting standards, the Company began to recognize the revenue from infrastructure construction used in transmission.  These amounts in 2011 and 2010 were R$ 28.2 million and $ 62.0 million, respectively, cancelling the effect of construction revenue which was assigned zero margin. Thus, the construction costs were respectively R$ 28.2 million and $ 62.0 million.

The costs of outsourced services totaled R$ 14.9 million in the first half of 2011.  There was an increase of 5.2% compared to the same period in 2010 (R$ 14.2 million), due to activities linked to the Company’s generation, which is in a pre-operational stage.

The personnel account had an increase of 23.6%, going from R$ 69.1 million in the first half of 2010 to R$ 85.4 million in the first half of 2011. 17.8% of this amount is due to salary readjustments concerning  the collective salary agreement and the effects of the costs with the Personnel Readjustment Program, and 5.8% relative to the provisioning of R$ 4.0 million linked to the sponsor contribution on pension benefits.

The expenses with material decreased by 18.1% compared to the last period, reaching an amount of R$ 3.0 million (R$ 3.6 million in 2010).

Other costs had an increase of 36.5%, going from R$ 1.8 million in 2010 to R$ 2.5 million in the first half of 2011, due basically to activities linked to the Company’s generation, which is in a pre-operational stage.

The reversion of provisions relating to onerous contracts had an increase of 259.0% from R$ 3.0 million in the first half of 2010 to R$ 10.6 million in the first quarter of 2011, due to the reversion of provisions for Maua and Passo São João CCEAR onerous contracts, registered as expenses in the previous year.

Marketletter – June 2011

Operating Revenue (expense)

The costs with outsourced services had an increase of 20.2%, going from R$ 13.3 million in the first half of 2010 to R$ 16.1 million in the first half of 2011, basically due to activities linked to the Company’s generation, which is in a pre-operational stage.

There was an increase of 53.5% in expenses with personnel in the first half of 2011 which amounted to R$ 69.9 million (R$ 45.5 million in 2010). 24.50% is due to the salary readjustments concerning the collective salary agreement and the effect of the costs with the Personnel Readjustment Program, and 28.9% concerning provisioning of the amount of R$ 13.2 million related to the sponsor contribution on pension benefits deriving from the migration to the “defined contribution” pension plan.

Expenses with material had an increase of R$ 27.2%, going from R$ R$ 0.9 million in the first half of 2010 to R$ 1.2 million in the first half of 2011 due basically to activities linked to the Company’s generation, which is in a pre-operational stage.

Other costs had a decrease of 22.4%, going from R$ 12.3 million in the first half of 2010 to R$ 9.5 million in the first half of 2011, due mainly to the expense management.

The provisions and contingencies reversions had a decrease of 224.2%, going from R$ 7.6 million in the first half of 2010 to a surplus of reversion of R$ 9.5 million, basically from adjustments of civil and property suits.

The complementation of special retirement benefits totaled R$ 10.3 million (R$ 1.3 million in 2010). These benefits are stated in current Brazilian legislation.

Financial revenue (expenses)

The financial revenues had a decrease of 5.1%, from R$ 87.0 million in the first half of 2010 to R$ 82.6 million in the first half of 2011 due basically to the increase in revenues derived from financial investments in the amount of R$ 9.4 million and a reduction of income on credits of renegotiated energy in the amount of R$ 13.5 million.

The financial expenses had an increase of 12.6%, from R$ 76.5 million in the first half of 2010 to R$ 86.1 million in the first half of 2011, due basically to increased debt charges on loans and funding, in the amount of R$ 15.9 million.

There was an effect of R$ 12.3 million on the gains on equity account in the first half of 2011 (R$ 19.5 million in 2010) due to the recognition, in the balance sheet, of the equity variations in the invested companies by Eletrosul (SPEs). The reduction of 36.9% is mainly due to the incorporation of the invested SC Energia, which occurred in 04/2010.

Marketletter – June 2011

Market Data

Electric energy purchased for resale

1st qrt/11		2nd qrt/11		2011
R$ million	MWh	R$ million	MWh	R$ million	MWh
31.13	300,540.88	35.48	292,880.84	66.61	592,921.72

Sales energy

1st qrt/11		2nd qrt/11		2011
R$ million	MWh	R$ million	R$ million	MWh	R$ million
20.99	213,142.94	5.77	98,408.41	26.76	311,551.35

Extension of transmission lines (km) – 06/30/11

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sept/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	Apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	Sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	Sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	Jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	Oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	Jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	Jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sept/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	Jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	Nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	Nov/76	7/7/2015
Curitiba -Joinville	99.7	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	Jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	Sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	Sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	Sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	Jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	May/05	7/7/2015
Londrina - Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	3/16/2038
Passo Fundo - Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	May/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	Sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	Oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	Feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	Oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,006.1

Marketletter – June 2011

Losses - %

1st qrt/11	2nd qrt/11	2011
0.64	0.66	0.65

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Transmission
Expansion of South transmission system	7.26	9.19	16.45
Maintenance of electric energy transmission system	3.18	4.42	7.60
Generation
Installation of Hydro Complex São Bernardo	10.19	19.15	29.34
Installation of Hydro Complex São João	37.02	34.29	71.31
Installation of Hydro Plant Maua	23.84	54.81	78.65
Installation of Hydro Complex São Domingo	24.05	22.50	46.55
Installation of Hidro Complex Alto do Serra	0.13	-	0.13
Installation of Solar Megawatt Project	-	0.16	0.16
Studies to increase the electric energy generation	0.02	-	0.02
Environmental Preservation and Conservation Projects	0.23	0.24	0.47
Outros	1.12	0.53	1.65
Total	107.04	145.09	252.33

Marketletter – June 2011

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	587.5	77.00	39.0	01/2012	11/2007	08/2041
PEU São Domingos	MS	384.7	48.00	36.9	02/2012	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	127.9	15.15	8.61	03/2012	10/2008	12/2035
SHU João Borges	SC	140.2	19.00	10.12	03/2012	06/2010	12/2035

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Siderópolis - expansion J – 230/69 kV	SC	9.74		Anticipated 11/10/2011	07/07/2015
SE Joinville - expansion J – 230 kV	SC	4.43		Anticipated 26/09/2011	07/07/2015
SE Xanxerê - expansion I – 230/138 kV	SC	12.43		Anticipated 26/09/2011	07/07/2015
SE Dourados - expansion F – 230/138 kV	MS	5.30		Anticipated 26/11/2011	07/07/2015
TL Itajaí Fazenda – Florianópolis – 138 kV	SC	6.42	3.6	Anticipated 26/05/2011	07/07/2015
SE Canoinhas - expansion E - 230/138 kV 150 MVA	SC	9.69		Anticipated 23/09/2011	07/07/2015
SE Biguaçu – expansion “D”525/230kV- 672MVA	SC	24.54		Anticipated 19/02/2011	03/03/2035
SE Biguaçu – expansion “F”230/69 kV-150 MVA	SC	10.10		Anticipated 11/11/2012	07/07/2015
SE Tapera 2 – expansion “A” 230/69 kV-83 MVA	SC	14.36		Anticipated 11/11/2012	07/07/2015
SE Joinville GM	SC	4.27		Anticipated 11/02/2011	07/07/2015
Sectioning TL 138 Kv Joinville - Ilhota	SC	1.86	1.25	Anticipated 11/02/2012	07/07/2015
SE Curitiba - expansion "K" - 230 Kv	PR	1.87		Anticipated 11/10/2011	07/07/2015
TL 138 Kv Camburiú – Florianópolis Sectioning and SE TIJUCAS (CELESC)	SC	3.01	0.25	Anticipated 20/09/2012	07/07/2015
Sect. TL 138 kV JLA – PAL, SE GAROPABA	SC	6.07	5.4	Anticipated 20/11/2012	07/07/2015
Sect. TL 138 kV JLA – PAL, SE PALHOÇA - PINHEIRA	SC	2.80	3.7	Anticipated 20/09/2012	07/07/2015
SE Garopaba –Implantation of two modules of EL	SC	5.56		Anticipated 20/11/2012	07/07/2015
SE Pinheira – Implantation of two modules of EL	SC	6.28		Anticipated 20/09/2012	07/07/2015
SE Joinville - expansion “K”– 230 kV	SC	2.05		Anticipated 31/07/2012	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Due date	Currency
ELETROBRAS	30,133	12/30/2038	EUROS*
	764,261	03/30/2030	Real
BRDE	32,656	05/15/2019	REAL
BNDES	486,217	01/15/2028	REAL
BANCO DO BRASIL	234,938	01/15/2028	REAL

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	104,580	66,622	123,971	119,592	119,592	110,840	903,008

Partnerships

Transmission

SPC/ Consortium	Project	Partic. %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV with 476 km	49.0	310	Cymi Holding S/A	51.0	X
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV with 174 km	27.4	116	Transmissora Aliança	52.6	X
				CEEE	10.0	X
				DME Energética	10.0	X
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV with 122 km	49.0	107	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV with 260 km. SE Caxias 6 in 230/69 kV – 330 MVA, SE Ijuí 2 in 230/69 kV – 166 MVA, SE Nova Petrópolis 2 in 230/69 kV – 83 MVA, SE Lajeado Grande in 230/138 kV – 75 MV. TL (SE Monte Claro (RS)) – (SE Garibaldi (RS)) - 230 Kv with 33 Km. SE Foz do Chapecó em 230/138kV – 100 MVA	100.0	252.7 114.6 16.5
						X	X X
Norte Brasil	TL Collector Porto Velho (RO) – Araraquara 2 (SP), in CC, + 600 kV with 2,375 km	24.5	1,797.7	Eletronorte	24.5		X
				Abengoa Brasil	51.0
Porto Velho	TL Collector Porto Velho – Porto Velho (RO) with 17.3 km. Substation Colector Porto Velho 500/230 kV. Two Converting Station CA/CC/CA Back to Back in 400 MW.	100.0	551.8				X

Marketletter – June 2011

Generation

SPC/ Consortium	Project	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,450 MW	1,975.3 MW	20.0	12,560	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	01/2013(1)	02/2009	08/2043
Companhia Hidrelétricas Teles Pires	UHE Teles Pires	1,820 MW	915.4 MW	24.5	3,724	Neoenergia Furnas Odebrecht Part. Inv.	50.1 24.5 0.9	10/2014	07/2011	12/2045
Consórcio Energético Cruzeiro do Sul	UHE Mauá	361 MW	197.7MW	49.0	1,279.26	COPEL	51.0	01/2012	07/2008	07/2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	90.0	148.6	Wobben	10.0	11/2011	08/2010	08/2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	90.0	148.6	Wobben	10.0	09/2011	08/2010	08/2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	90.0	148.6	Wobben	10.0	05/2011	08/2010	08/2045

(1) Revision by Aneel. Installed capacity of the plant to 3,750 MW. At the SPC Level, revision by Aneel of the assured energy due to the increase in the generating units.  With the above mentioned approvals the budget will be R$ 13,131 million.  Operation anticipated for 2012.

Number of employees – 06/30/11

Transmission

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
210	334	85	0	242	144	1,015

Department	Number of employees
Field	851
Investment	114
Administrative	50

Region	Number of employees
SC	625
MS	60
PR	155
RS	174
RO	1

Administration

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
240	54	8	0	163	92	557

Marketletter – June 2011

Department	Number of employees
Field	0
Investment	0
Administrative	557

Region	Number of employees
SC	506
MS	13
PR	21
RS	17
RO	0

Complementary work force – 06/30/11

Other
9

Turnover

1st qrt/11	2nd qrt/11
0.97%	5.30%

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	7,186	15,093
Open-market applications	60,660	33,651
Concessionaires	67,812	141,135
Taxes to recover	33,641	19,547
Acquisition of fuel to be recovered - Energetic development account - CDE	54,789	5,745
Stored materials	57,462	56,623
Expenses paid in advance	2,770	1,883
Other credits	2,308	1,690
	286,628	275,367

Non-Current Assets
Taxes to recover	2,646	3,002
Deposits linked to legal suits	7,555	5,709
	10,201	8,711
Property, plant and equipment
In service-net	1,497,791	225,052
In course	332,423	1,291,008
	1,830,214	1,516,060
Intangibles
In service – net	896	1,450
In course - net	271	259
	1,167	1,709
	1,841,582	1,526,480
Total Assets	2,128,210	1,801,847

Marketletter – June 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	06/30/11	12/31/10
Current Liabilities
Suppliers	363,016	138,265
Payment-roll	6,024	5,181
Taxes and social contributions	14,287	17,701
Proposed dividens	32,977	8,244
Loans and financing	128,489	87,718
Debt charges	489	-
Consumer charges to be collected	10,886	1,421
Estimated obligations	31,399	13,014
Provision for early retirement	476	531
Provision for contingencies	15,156	11,844
Provision for research and development	7,463	6,146
Others	1,025	762
	611,687	290,827

Non-Current Liabilities
Loans and financing	747,256	832,488
Provision for early retirement	270	447
Resources for capital increase	360,000	324,000
	1,107,526	1,156,935

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(10,261)	(10,261)
Accrued losses	1,735	26,469
Income reserves	79,646	-
	408,997	354,085
Total Liabilities and Stockholders’ Equity	2,128,210	1,801,847

Marketletter – June 2011

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009
Gross Operating Revenue
Supply of electric energy	308,034	118,922
Other revenues - rents	353	24
	308,387	118,946
Deductions to Operating Revenue
Consumer charges	(15,015)	(4,030)
Tax and social contribution	(27,658)	(9,298)
	(42,673)	(13,328)
Net Operating Revenue	265,714	105,618
Cost of service of electric energy
Electric energy purchased for resale	(23,114)	(84,597)
Charges on the use of electric grid	(12,059)	(12,135)
	(35,173)	(96,732)
Operating cost
Personnel	(39,599)	(20,126)
Pension plan	(2,241)	(1,450)
Material	(17,606)	(3,794)
Raw material for production of electric energy	(58,700)	(48,738)
(-) Expense recuperation – fuel subvention	51,041	47,358
Third party services	(16,606)	(11,658)
Depreciation and amortization	(44,543)	(18,611)
Other expenses	(5,275)	(9)
	(133,529)	(57,028)
Gross operating result	97,012	(48,142)
Administrative expenses
Personnel	(6,841)	(7,528)
Pension plan	(472)	(242)
Material	(276)	(228)
Third party service	(2,395)	(2,112)
Depreciation and amortization	(758)	(940)
Other general and administrative expenses	(2,258)	(1,139)
General and administrative expenses	(13,000)	(12,189)
Service result	84,012	(60,331)
Other operating revenues (expenses)	1,158	310
Other operating revenues (expenses)	1,158	310
Financing revenues (expenses)
Financing revenues
Income from financial investments	4,409	861
Net monetary variation	51,238	-
Interest and penalties	954	293
Other	94	230
	56,695	1,384
Financing expenses
Debt charges	(21,469)	(180)
Monetary variation	(15,431)	(36,656)
Other financial expenses	(388)	(203)
	(37,288)	(37,039)
Financing result	19,407	(35,655)
Income before income tax and social contribution	104,577	(95,676)
Social contribution	(6,612)	-
Income tax	(18,319)	-
Net income for the period	79,646	(95,676)
Shares at end of year (in thousands)	1,273,193	1,126,948
Income per 1,000 shares (R$)	62.56	(84.90)

Marketletter – June 2011

Cash Flow for the period ended on June 30

(R$ thousand)

	2011	2010
Operating Activities
Net income (loss) for the period	79,646	(95,676)
Adjustments for:
Depreciation	44,747	19,733
Intangible amortization	554	-
Intangible sales – losses (income)	(89)	244
Loss on sale of fixed assets and IFRS Adjustments	-	-
Open-market revenues	(4,409)	(861)
Monetary variation and interest - expenses	(33,856)	28,208
	6,947	47,323
Variations:
(Increase) / decrease in open-market	(22,601)	(75,253)
(Increase) / decrease in receivables	73,323	(2,700)
(Increase) / decrease in stored equipment	(839)	976
(Increase) / decrease in refundable taxes	(13,738)	(575)
(Increase) / decrease in law suit deposits	(1,846)	(275)
(Increase) / decrease in other assets	(50,550)	(6,280)
(Increase) / decrease in suppliers	224,752	48,639
(Increase) / decrease in wages and social contributions	843	(746)
(Increase) / decrease in payable taxes	(3,415)	848
(Increase) / decrease in other liabilities	29,430	(4,569)
(Increase) / decrease in provisions for contingencies	3,313	(2,224)
(Increase) / decrease in provisions for early retirement	(232)	(314)
	238,440	(42,473)
Operating activities – net cash	325,033	(90,826)
Investment Activities
Acquisition of property, plant and equipment asset	(358,812)	(156,997)
Acquisition of intangible asset	(12)	(28)
Investment Activities – net cash	(358,824)	(157,025)
Financing activities
Resources for capital increase	36,000	180,000
Incoming loans	23,841	80,226
Loans and financing - amortization	(33,957)	(30,971)
Financing activities- net cash	25,884	229,256
Net increase (decrease) in cash and cash equivalents	(7,907)	(18,594)
Initial cash balance	7,186	5,966
Final cash balance	15,093	24,560
Net increase (decrease) in cash and cash equivalents	(7,907)	(18,594)

Marketletter – June 2011

Analysis of the result

Net Income

The Company presented in the second quarter 2011 Net profit higher than recorded in the same period of 2010 from a loss of R$ (46.6) million in 2010 to income of R$ 46.2 million in 2011.

In the first half, net income recorded in 2011 was R$ 79,646 higher than the net loss recorded in the same period of 2010 of R$ (95,676). Net income the first half of this represents 18.47% of equity against a net loss of 49.46% recorded in the same period of 2010.

Gross Operating Revenue

The supply of electric power increased by 159% due to the increase in revenue from supplies by the start of commercial operations of UTE Candiota III (Phase C), from R$ 118.9 million in the first half of 2010 to R$ 308.3 million in the first half of 2011.

Additional income - rents had increased 1,371% due to the sale of gray CGTEE regarding TPP Candiota III (Phase C) and Units 3 and 4 regarding the share of coal is not reimbursed, from R$ 0.02 million in the first half 2010 to R$ 0.35 million in the first half of 2011.

Operating revenue deductions

The Customer charges increased by 273% due to the increase of the calculation basis for revenue growth of supplies in commercial operation by the entry of TPP Candiota III (Phase C), from R$ 4.0 million in the first half of 2010 for R$ 15 million in the first half of 2011.

Taxes and contributions on the revenue increased by 197% due to the increase of the base for calculating contributions by revenue growth of supplies in commercial operation by the entry of TPP Candiota III (Phase C), from R$ 9.2 million in the first half of 2010 to R$ 27.6 million in the first half of 2011.

Net operating revenue

The main determinants of t net operating revenue were:

Cost of electricity service

The Electricity purchased for resale has decreased 73% due to the entry into commercial operation UTE Candiota III (Phase C) with generation capacity in 2010 occurred only supply without generating revenue, from R $ 84.5 million in the first half of 2010 to $ 23.1 million in the first half of 2011.

The charge for use of transmission and distribution system had a decrease of 1% due to revision of the rates established by contract, from R $ 12.1 million in the first half of 2010 to $ 12.0 million in the first half of 2011.

Operating costs

The Personnel account increased by 97% due to hiring of staff for UTE Candiota III (Phase C) and the demobilization of the staff who worked on the implementation of the new venture, from R$ 20.1 million in the first half of 2010 to R$ 39.5 million in the first half of 2011.

The material has increased by 364% due to investments for the revitalization of units 3 and 4 of Usina Presidente Medici and the new unit, from R$ 3.7 million in the first half of 2010 to R$ 17.6 million in the first half of 2011.

The private pension fund has increased by 55% due to the opening of the Single Plan for new employees hired since 2004, rising from R$ 1.4 million in the first half of 2010 to R$ 2.2 million in the first half of 2011.

The raw material and inputs for production of electricity account had increased by 20% due to decreased generation of units 3 and 4 and start up of UTE Candiota III (Phase C), from R$ 48.7 million in first half of 2010 to R$ 58.7 million in the first half of 2011.

Expenses Recovery - fuel subsidy increased by 8% due to reduction of the subsidy of removal services and operation of ash yard, from R$ 47.3 million in the first half of 2010 to R$ 51.0 million in first half of 2011.

The third-party services showed an increase of 42% due to investments for the revitalization of units 3 and 4 of Usina Presidente Medici and the new unit, through R$ 11.6 million in the first half of 2010 to R$ 16.6 million in the first half of 2011.

The depreciation and amortization had increased 139% from the beginning of the depreciation of the new unit since 03/2011, from R$ 18.6 million in the first half of 2010 to R$ 44.5 million in the first half of 2011.

The Other costs had increased by 58,511% due to the purchase of insurance risk engineering of the new unit, from R$ 0.09 million in the first half of 2010 to R$ 5.2 million in the first half of 2011.

Administrative expenses

Personnel expenses showed a decrease of 9% due to reallocation of staff by the entry of the new unit, from R$ 7.5 million in the first half of 2010 to $ 6.8 million in the first half of 2011.

Pension fund contributions increased by 95% due to the opening of the Single Plan for new employees hired since 2004, going from R$ 0.24 million in the first half of 2010 to R$ 0.47 million in the first half of 2011.

Depreciation and amortization decreased 19% due to a final account of depreciation of fixed assets, from R$ 0.94 million in the first half of 2010 to R$ 0.75 million in the first half of 2011.

Other general and administrative expenses increased 98% due to the increase in insurance costs, rent and advertising, the last one due to environmental commitments, from R$ 1.1 million in the first half of 2010 to R$ 2.2 million in the first half of 2011.

Marketletter – June 2011

Service results

The main factors determining the outcome of the service were:

A)     Sales of UTE Candiota III (Phase C) is occurring in full charge of the contracts.

B)     The price of the PLD in 2011 on average is lower than in 2010.

Other operating revenues (expenses)

The Company presented in the first half of 2011, Other operating revenues (expenses) 274% higher than the same period in 2010, rising from R$ 0.31 million in 2010 to R$ 1.1 million in 2011. This is due to the sale of the properties of the Vila Operária

Financial revenue (expenses)

The main determinants of financial revenue (expenses) were:

Financial Revenue

The income from financial investments increased by 412% due to the increase of the amount applied and the Selic rate increased from R$ 0.86 million in the first half of 2010 to R$ 4.4 million in the first half of 2011.

Net monetary variations had increased due to the update of credits and debts in foreign currency linked to UTE Candiota III (Phase C), from R$ 0.0 million in the first half of 2010 to R$ 51.2 million in the first half of 2011.

Interest and fines had increased 226% due to update of tax credits, from R$ 0.29 million in the first half of 2010 to R$ 0.95 million in the first half of 2011.

Financial expenses

The debt charges had increased by 11,827% on account of financial charges accrued after the entry into commercial operation of the new unit, from R$ 0.2 million in the first half of 2010 to R$ 21.4 million in the first half of 2011.

Other financial expenses showed an increase 91% on financial charges account accrued after the entry into commercial operation of the new unit, from R$ 0.4 million in the first half of 2010 to R$ 0.38 million in the first half of 2011 .

Marketletter – June 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh			Beginning operation	End concession
			1st qrt/11	2nd qrt/11	2011
P. Médici (Candiota)	446	251,500	181,142.590	78,927.550	260,070.14	01/1974	07/07/2015
CANDIOTA III – FASE C	350	292,000	351,631.740	390,585.060	742,216.80	01/2011	Autorizacion
S. Jerônimo (Candiota)	20	12,600	12,118.240	9,026.330	21,144.570	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100	0.000	0.000	0.00	02/1968	07/07/2015

Energy Generated – MWh

	1st qrt/11	2nd qrt/11	2011
Guaranteed Energy	544,892.570	478,538.940	1,023,431.51
Above guaranteed energy	0.000	0.000	0.000
Total	544,894.930	478,538.940	1,023,431.51

Electric energy purchased for resale

	1st qrt/11		2nd qrt/11		2011
	R$ million

MWh

			R$ million

MWh

					R$ million

MWh

Eletrobras System	7	126,295.000	5	141,960.000	12	268,255.000
Other	6	184,902.473	5	251,433.283	11	436,335.756
TOTAL	13	311,197.473	10	393,393.283	23	704,590.756

Energy sold

Type of sale	1st qrt/11		2nd qrt/11		2011
	R$ million

MWh

			R$ million	R$ million

MWh

						R$ million
Through auction and initial contracts	143	1,039,896.87	145	1,015,179.44	288	2,055,076.31
Eletrobras System	2	16,744.415	3	16,579.107	5	33,323.527
Other	141	1,023,152.451	142	998,600.330	283	2,021,752.780
Through contracts on the free market or bilateral contracts	9	73,473.723	11	89,284.548	20	162,758.268
Eletrobras System	0	0.00	0	0.00	0	0.00
Other	9	73,473.723	11	89,284.548	20	162,758.268
Total	152	1,113,370.593	156	1,104,463.988	308	2,217,834.578

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		2011
Type	Metric unit	Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Coal	Ton	554,154.287	23,803,567.060	496,903.298	24,066,258.990	1,051,057.585	47,869,826.050
Fuel Oil	Kg	7,056,513.764	8,252,264.000	1,054,500.000	2,361,360.760	8,111,013.764	10,613,624.760
Diesel	L	45,000.000	74,033.270	86,800.000	142,896.390	131,800.000	216,929.66

TOTAL

		7,655,668.051	32,129,864.330	1,638,203.298	26,570,516.140	9,293,871.349	58,700,380.470

Losses in generation – %

1st qrt/11	2nd qrt/11	2011
0.99	0.47	0.75

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
136.01	140.89	138.89

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Generation
Generation system maintenance - MSGEE	0	8	8
FASE C - Implementation	326	0	326
Environmental suitability	0	2	2
Fase A/B UPME – Adaptation overhaul	13	21	34
Total	339	31	371

Loans and financing – R$ million

Creditor	06/30/11	Due data	Currency
ECR 280/06 281M	263	12/20/2021	USD
ECR 280/06 149M	115	06/20/2016	USD
ECR 280/07 A	101	12/20/2022	R$
ECF 2796/2009	104	12/30/2016	R$
ECF 2763/2009	2	11/30/2011	R$
ECF 2806/2011	2	07/30/2012	R$
ECF 2823/2011	10	07/30/2012	R$
ECF 2863/2011	62	09/30/2012	R$
ECF 2913/2011	5	06/30/2018	R$

Marketletter – June 2011

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	54	136	84	84	103	85	330

Energy Sales Contracts

Regulated Environment	2011	2012	2013	2014	2015	2016	After 2016
MWh	4,077,780.00	3,778,896.00	3,778,896.00	3,778,896.00	3,778,896.00	2,865,360.00	2,557,920.00
R$	580	577	603	630	658	567	548

Bilateral contracts	2011	2012	2013	2014	2015	After 2015
MWh	347,458.12	606,096.00
R$	44	81

* Data as of 2011 are estimated, taking the PLD, operating performance of the generating units and the prices of energy in auctions as the main variables.

Number of employees – on 06/30/11

Employees	Directors	Attachés
698	03	06

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
250	95		32	271	59	707

Department	Number of employees
Field	565
Administrative	142

Complementary work force – on 06/30/11

Contracted	Quantity
Drivers	18
Security Services	138
Janitorial and receptionist services	81
Total	237

Complementary work force – on 06/30/11

Other
7

Turnover

1st qrt/11	2nd qrt/11
2%	2%

Marketletter – June 2011

2.    Distribution Companies

The table below represents the main indices of the distribution companies in the first semester:

	Net Operating		Service		Income/Losses		EBITDA		MARGEN
Company	Revenue		Result		for the period		(R$ million)		EBITDA
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Distribuição Amazonas	686.1	658.0	(140.0)	658.0	(431.8)	(213.4)	(83.5)	0.61	-12.2%	0.1%
Distribuição Alagoas	366.8	328.0	(41.6)	(21.7)	(33.8)	(10.5)	-34	-14.15	-9.2%	-4.3%
Distribuição Piauí	401.0	450.1	33.4	12.8	4.7	12.6	44.0	23.54	11.0%	5.2%
Distribuição Rondônia	359.2	279.9	(53.8)	(69.6)	(72.0)	(61.3)	(41.1)	-56.43	-11.4%	-20.2%
Distribuição Roraima	62.1	62.8	(47.2)	(7.1)	(58.7)	(15.0)	(44.7)	-4.38	-71.9%	-7.0%

Company	Current Ratio		Total Liquidity Ratio(1)		Total Debt Ratio(2)		Debt Equity Ratio		Net Profit Margin(3)		Return on Equity		Ebitda / Share
	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10	jun/11	dec/10
Distribuição Amazonas	0.80470	0.81605	0.69958	0.72801	1.01362	0.94854	(74.41938)	18.43147	(0.62933)	(0.86495)	4.66735	(3.87507)	(0.00001)	(0.00041)
Distribuição Alagoas	1.07127	0.84502	1.25374	1.30542	0.73152	0.69157	2.72463	2.24222	(0.09205)	(0.06036)	(0.14009)	(0.15553)	(0.00006)	(0.00009)
Distribuição Piauí	0.72560	1.10884	0.73584	0.69489	1.20991	1.25036	(5.76399)	(4.99430)	0.02796	(0.07814)	(0.06250)	0.33544	0.00006	(0.00000)
Distribuição Rondônia	1.28377	1.31378	1.05738	1.14291	0.86086	0.79022	6.18722	3.76688	(0.200349)	0.00738	(0.37549)	0.01788	(0.00004)	0.00003
Distribuição Roraima	0.35624	0.35739	0.61296	0.67344	1.51931	1.36357	(2.92565)	(3.75050)	(0.94572)	(0.89005)	0.38184	1.19130	(0.00017)	(0.00033)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	314.504	68.189
Consumers and concessionaires	494.511	479.519
Provision for credits of questionable liquidation	(183.540)	(161.813)
Debtors	92.041	40.614
Taxes and social contributions to compensate	27.628	25.788
Stored materials	13.351	12.140
Refunding of fuel - ISOL - Law 12.111/09	1.482.689	1.613.228
Expenses paid in advance	122	1.715
Other credits	716	742
	2.242.022	2.080.122

Non-Current Assets
Related parties	12	64
Taxes and social contributions to compensate	1.206.788	1.135.138
Deposits linked to legal suits	89.190	70.582
Debtors	3.802	3.804
Financial asset - concession	1.265.226	1.253.386
Other credits	9.070	9.070
	2.574.088	2.472.044
Investment	7.670	7.670
Property, plant and equipment	1.323.090	1.351.544
Intangible	644.863	680.785
	4.549.711	4.512.043
TOTAL DO ATIVO	6.791.733	6.592.165

Marketletter – June 2011

Liabilities and Stockholders’ Equity	06/30/11	12/31/10 reclassified
Current Liabilities
Suppliers	2.295.246	2.086.764
Payment-roll	15.370	7.184
Debt charges	-	7
Loans and Financing	46.484	85.517
Leasing to pay	125.727	120.485
Regulatory taxes	27.034	12.411
Taxes and social contributions	62.795	72.906
Estimated obligations	29.846	20.515
Installments	64.332	73.842
Other payable accounts	119.335	69.370
	2.786.169	2.549.001

Non-Current Liabilities
Loans and financing	492.097	413.546
Leasing to pay	1.771.261	1.733.204
Provisions for Contingencies	157.784	110.483
Fuel consumption account – CCC	1.263.262	1.020.252
Installments	68.120	88.620
Resources for capital increase	60.436	57.266
Other payable accounts	29.599	25.030
Onerous Contract Concession	255.511	255.511
	4.098.070	3.703.912

Stockholders’ Equity
Social Capital	4.330.917	4.330.917
Equity adjustment	(884)	(884)
Accumulated losses	(4.422.539)	(3.990.781)
	(92.506)	339.252
Total Liabilities and Stockholders’ Equity	6.791.733	6.592.165

Marketletter – June 2011

Statement of Income for the period ended on June 30

(R$ thousand)

	2011	2010 (reclassified)
Operating Revenue
Supply of electric energy	174.658	212.779
Gross supply of electric energy	387.580	364.084
Revenue of use of electric energy	146.513	124.977
Revenue of financing asset remuneration	63.008	54.664
Construction revenue	168.692	147.405
Other revenues	5.319	4.694
	945.770	908.603
Deductions to Operating Revenue
Charge on fuel comsuption account - CCC	(30.173)	(20.818)
Charge on Global Reversion Reserve	(17.307)	(18.185)
Charge on Research and Development and Energetic Efficiency Project	(6.721)	(3.621)
Tax and social contributions	(205.511)	(207.981)
	(259.712)	(250.605)
Net operating revenue	686.058	657.998
Operating expense
Personnel	(167.862)	(126.581)
Material	(35.906)	(18.104)
Third party services	(111.775)	(109.382)
Construction costs	(168.692)	(147.405)
Fuel for production of electric energy	(954.410)	(1.080.547)
Expense recovery – Fuel purchased	862.161	882.659
Expense recovery – Fuel purchased – Isol – Law 12,111/09	198.289	233.350
Financial compensation for use of hydro resources	(3.010)	(1.977)
Electric energy purchased for resale	(142.276)	(172.791)
Depreciation and amortization	(56.536)	(55.993)
Depreciation - leasing	(23.308)	(23.308)
Amortization – assets linked to concession	14.700	18.222
Provision/operational provision reversion	(74.449)	(21.651)
Rentals	(145.059)	(62.697)
Regulatory balance adjustment	-	(4.722)
Others	(17.944)	(22.451)
	(826.077)	(713.378)
Result of Service	(140.019)	(55.380)
Financial Revenue (Expense)
Arrears on energy sold	13.840	14.549
Monetary variation – asset	187	-
Monetary variation – liability	(29)	(12)
Debt charges	(24.690)	(15.689)
Debt charges - leasing	(184.811)	(166.224)
Others	(49.584)	8.418
	(245.087)	(158.958)
Other revenues (expenses)	(46.652)	948
Operating Result	(431.758)	(213.390)
Loss before income tax and social contribution	(431.758)	(213.390)
Loss for the period	(431.758)	(213.390)
Loss per share – R$	(0,07)	(0,12)

Marketletter – June 2011

Analysis of the result

Loss of the period

In the second quarter of 2011, the Company had a loss 15% above the recorded loss in the same period in 2010, going from R$ 224 million in 2010 to R$ 257 million in 2011.

Related to the first half of 2011, the registered loss was 102% above the loss recorded in the same period in 2010 going from R$ 213 million in 2010 to R$ 432 million in 2011.

This large increase in the loss is mainly due to the increase of certain items in the Operating Cost, Expenses with Sales, as well as General, Administrative and Financial Expenses as detailed below.

The main determinants of the evolutions of the Net Revenues in the first half were:

The line items for Supply and the Revenue for the electric grid availability should be analyzed together, since all values are registered in the Power Supply line item.  Afterwards an allotment for other items of supply and revenue for electric grid availability is made. This procedure is done in compliance with Circular Letter SFF/ANEEL 2.775/2008, dated 12/24/2008, and the allotment is made based on the MWh’s of generated energy during that period.

The compensation revenue of the financial asset is another line item which should be analyzed with the 3 line items mentioned above. This item highlights only one value of the supply revenue according to the WACC tax (which was 4.98% in both 2011 and 2010), but this is only for the purpose of financial statements.

Thus, adding the following line items: Supply, Revenue for electric grid availability and Compensation revenue of financial asset in the first half of 2011, the Company had an amount of R$ 772 million, against R$ 757 million recorded in the same period in 2010, representing an increase of only 2.02%.

The construction revenues had an increase of 14% going from R$ 147 million in the first half of 2010 to R$ 169 million in the first half of 2011, mainly due to the expansion works on the distribution grid, in the capital city and the interior of the State of Amazonas.  The “Luz para Todos” Program should be highlighted.  The overhauling of generation assets, in the capital city also contributed toward the mentioned variation.

Electricity service costs

Electricity purchased for resale

The electricity purchased for resale had a decrease of 18%, going from R$ 173 million in the first half of 2010 to R$ 142 million in the first half of 2011 due to values registered as recovery of expenses inccurred with the purchase of electricity. Those values derive from the transfer made from the CCC account to the payment of the gas which is being used by the Independent Power Producers. – IPP’s

Operating Costs

The Personnel Line Item had an increase of 42%, from R$ 82 million in the first half of 2010 to R$ 115 million in the first half of 2011because of the implementation of the new Career and Compensation Plan-PCR. Because of this, all  personnel line items had an increase, since the base salary increased, which serves as the basis for the overtime, dangerous activities and unhealthy conditions benefit calculations. In addition, in June of 2011, there was a payment of Participation in Results amounting to R$ 23 million. In 2010 this participation paid out to employees an amount of R$ 16 million.

The Materials line item had an increase of 104%, going from R$ 17 million in the first half of 2010 to R$ 34 million in the first half of 2011 due to the disposal of parts from the manufacturer Wartsila, in the amount of R$ 12 million.

The construction expenses had an increase of 14%, going from R$ 147 million in the first half of 2010 to R$ 169 million in the first of 2011, mainly due to the expansion works on the distribution grid in the capital city and in the interior of the State of Amazonas, highlighting the “Luz para Todos” Program. The overhauling of generation assets in the capital city also contributed to this variation. It’s important to emphasize that this explanation is the same for the Construction Revenue line item.  Since the revenue values and the construction costs are the same, these items do not impact the Company’s results.

Operating Expenses

In the first half of 2011 the costs of sales had an increase of 54% compared to the same period in the previous year. The items that most contributed to this increase were personnel expenses, which registered an increase of R$ 11 million in the first half of 2011, when compared to the same period in 2010. The explanation is the implementation of the new career and compensation plan– PCR. Another item that greatly contributed to this increase was the allowance for possible loan losses – PCLD which had an increase of R$ 11 million, due mainly to increased defaulting, especially in Commercial and Industrial classes.

In the first half of 2011 the General and Administrative expenses, had an increase of 55% compared to the same period in the previous year, due mainly to an increase in the Contingencies Provision item (increase of R$ 42 million), due to new law suits.  The law suit concerning R.L Engenharia is the most significant, mounting to R$ 22 million.

In the first half of 2010, Other Net Operating Expenses, registered an amount of R$ 948 thousand (revenue).  However, in the same period of 2010, this line item presented an amount of R$ 47 million (expenses). This negative variation is due the registration of Provision for losses of tax credits overdues, in the amount of R$ 43 million. These write-off of these tax credits have been recorded as of December 2010.

Financial revenues (expenses)

In the first half of 2010, the financial results for the first half of 2011 experienced a negative growth of 54% from R$ 159 million to R$ 245 million in 2011. The items that most contributed to this worsening of the result were charges the of Leasing (increase of R$ 19 million, compared to the previous period), due to adjusting entries made in June 2011, due to changing principles of calculating the leasing. Another fact that has contributed significantly to the increase in financial expenses was the line of interest and penalties due to monetary debt with the IPPs and Petrobras.

Marketletter – June 2011

Market data

Energy generated

Plant	Installed Capacity - KW	Energy generated - MWh			Beginning operation	End concession
		1st qrt/11	2nd qrt/11	2011
PARINTINS	33.16	20,703.8	23,399.1	44,102.8	12/23/1965	Undefined
ITACOATIARA	34.83	14,021.0	17,640.6	31,661.6	9/3/1966	Undefined
MANACAPURU	28.93	22,459.4	24,388.3	46,847.7	1/28/1967	Undefined
BARREIRINHA	3.71	2,051.0	2,235.8	4,286.8	6/13/1967	Undefined
COARI	20.85	15,623.8	16,200.5	31,824.3	9/29/1967	Undefined
MAUÉS	12.43	7,506.0	8,171.6	15,677.6	12/13/1967	Undefined
HUMAITÁ	15.37	9,404.8	10,360.7	19,765.5	7/22/2968	Undefined
URUCARÁ	4.67	2,588.3	2,947.9	5,536.2	6/17/1968	Undefined
BENJAMIN CONSTANT	7.32	5,458.9	5,408.6	10,867.5	8/25/1968	Undefined
TEFÉ	18.20	14,416.4	15,407.2	29,823.6	8/30/1968	Undefined
MANICORÉ	7.67	4,954.9	5,466.6	10,421.6	5/15/1969	Undefined
AUTAZES	6.07	4,096.0	4,405.4	8,501.4	6/20/1969	Undefined
CODAJÁS	7.0	3,403.4	3,659.3	7,062.7	9/19/1969	Undefined
EIRUNEPÉ	10.62	4,093.6	4,395.9	8,489.5	9/26/1969	Undefined
NOVA OLINDA DO NORTE	6.52	3,728.6	4,105.5	7,834.1	10/15/1969	Undefined
ATALAIA DO NORTE**	1.19	-	1,580.1	1,580.1	3/4/1970	Undefined
BARCELOS	4.87	3,158.2	2,955.4	6,113.6	7/21/1970	Undefined
LÁBREA	9.54	5,372.8	5,925.5	11,298.3	8/17/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.79	1,969.7	2,080.3	4,050.0	1/5/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.22	2,319.0	2,355.9	4,675.0	1/6/1971	Undefined
CARAUARI	7.18	3,918.4	4,290.3	8,208.7	1/7/1971	Undefined
FONTE BOA	6.23	2,789.6	3,029.3	5,819.0	1/7/1971	Undefined
BOCA DO ACRE	8.22	5,394.2	5,681.0	11,075.2	2/22/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	8.42	6,127.3	6,399.3	12,526.6	3/11/1971	Undefined
ITAPIRANGA	3.06	1,864.2	2,076.6	3,940.8	10/12/1971	Undefined
ANORI	4.16	2,177.4	2,359.0	4,536.4	10/13/1971	Undefined
SILVES	2.50	1,043.6	1,108.3	2,152.0	10/13/1971	Undefined
AUGUSTO MONTENEGRO	0.60	109.2	135.7	244.9	10/13/1971	Undefined
NHAMUNDÁ	4.58	1,862.2	2,099.6	3,961.9	11/6/1971	Undefined
TABATINGA	15.43	11,009.6	11,553.7	22,563.3	11/6/1971	Undefined
NOVO ARIPUANÃ	5.69	3,371.1	3,624.0	6,995.1	6/1/1972	Undefined
BORBA	3.6	3,708.5	4,231.2	7,939.7	5/1/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.42	1,499.8	1,559.1	3,058.9	10/26/1972	Undefined
JUTAÍ	6.18	2,485.7	2,383.7	4,869.4	5/1/1972	Undefined
NOVO AIRÃO	5.27	2,540.7	2,684.6	5,225.3	7/8/1973	Undefined
IPIXUNA	3.04	1,206.7	1,286.6	2,493.3	7/25/1973	Undefined
ENVIRA	3.38	1,773.2	1,857.9	3,631.1	8/31/1973	Undefined
CUCUÍ	0.57	148.7	153.9	302.5	10/15/1973	Undefined
JAPURÁ	0.18	83.8	89.6	173.4	10/25/1973	Undefined
MARAÃ	3.69	1,311.3	1,308.0	2,619.3	10/25/1973	Undefined
JURUÁ	2.49	971.3	1,052.8	2,024.1	10/23/1973	Undefined
TAPAUÁ	3.71	2,290.3	2,376.9	4,667.2	12/15/1973	Undefined
CANUTAMA	2.23	1,265.5	1,446.5	2,711.9	12/18/1973	Undefined
PAUINI	2.62	1,474.6	1,614.9	3,089.5	9/9/1974	Undefined
CAREIRO	2.5	1,843.6	1,948.8	3,792.4	9/11/1974	Undefined
AMATURÁ	1.8	854.1	1,003.5	1,857.6	11/4/1974	Undefined
ESTIRÃO DO EQUADOR	0.72	102.2	116.3	218.5	12/20/1974	Undefined
PALMEIRAS	0.72	118.4	139.0	257.3	12/23/1974	Undefined
IPIRANGA	0.42	114.0	121.5	235.4	1/1/1975	Undefined
VILA BITTENCOURT	0.57	161.2	175.4	336.6	12/24/1975	Undefined
IAUARETÊ	1.0	498.8	370.0	868.7	4/1/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.64	1,213.9	1,419.8	2,633.8	4/1/1975	Undefined
TONANTINS	3.46	1,717.5	1,818.6	3,536.0	4/1/1975	Undefined
ALVARÃES	2.72	1,333.1	1,447.2	2,780.3	5/5/1975	Undefined
BERURI	2.97	1,573.5	1,900.9	3,474.5	12/24/1975	Undefined
CAAPIRANGA	2.06	1,076.7	1,188.5	2,265.2	1/20/1975	Undefined
UARINI	1.94	1,158.6	1,324.5	2,483.1	2/4/1976	Undefined
URUCURITUBA	2.84	1,535.8	1,676.5	3,212.3	1/20/1975	Undefined
PEDRAS	0.57	244.2	274.3	518.5	15/08/12976	Undefined
ANAMÃ	1.73	1,014.7	1,185.0	2,199.7	1/1/1976	Undefined
ITAMARATI	2.56	841.1	943.4	1,784.5	2/20/1976	Undefined
CASTANHO	12.72	8,134.5	8,952.0	17,086.4	12/20/1979	Undefined
RIO PRETO DA EVA	11.21	6,097.8	7,006.4	13,104.2	6/10/2004	Undefined
LIMOEIRO	1.79	818.4	870.8	1,689.2	11/12/1982	Undefined
BOA VISTA DO RAMOS	2.31	1,718.4	1,760.4	3,478.8	3/11/1986	Undefined
MANAQUIRI	3.01	2,100.7	2,391.6	4,492.2	6/19/1984	Undefined
CAVIANA	0.58	207.1	238.6	445.7	7/14/1986	Undefined
CAMPINAS	0.43	115.4	136.1	251.5	7/15/1986	Undefined
CAIAMBÉ	0.88	198.0	214.7	412.7	8/2/1976	Undefined
MURITUBA	0.30	71.3	80.3	151.6	8/4/1986	Undefined
APUÍ	7.19	3,162.5	3,355.2	6,517.7	9/25/1986	Undefined
MOCAMBO	0.89	269.6	300.7	570.2	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.84	456.3	541.9	998.2	3/12/1987	Undefined
ITAPEAÇÚ	0.85	269.6	328.5	598.1	3/6/1987	Undefined
CABORÍ	0.78	300.4	285.0	585.4	9/2/1992	Undefined
CAMETÁ	0.612	242.0	270.5	512.5	9/28/1992	Undefined
SACAMBÚ	0.448	138.1	162.7	300.9	12/23/1992	Undefined
NOVO REMANSO	4.06	2,420.4	3,078.1	5,498.5	8/16/1998	Undefined
TUIUÉ	0.71	193.6	227.6	421.2	9/5/1998	Undefined
JACARÉ	0.34	223.0	319.3	542.3	8/23/1998	Undefined
NOVO CÉU	1.0	846.3	790.1	1,636.4	8/26/1998	Undefined
ZÉ AÇÚ ***		-	93.8	93.8	9/24/1998	Undefined
VILA AMAZÔNIA	2.08	462.7	546.7	1,009.4	9/24/1998	Undefined
AXINIM	0.66	220.8	240.6	461.4	10/1/1998	Undefined
VILA URUCURITUBA	0.38	158.0	165.8	323.8	5/15/1999	Undefined
ARARA	0.332	117.7	125.7	243.4	4/14/2000	Undefined
FEIJOAL	0.778	166.7	172.6	339.3	2/18/2000	Undefined
LINDOIA	1.0	636.2	685.5	1,321.7	7/1/2000	Undefined
MOURA	0.52	132.5	148.6	281.1	4/14/2004	Undefined
SANTANA	0.31	92.6	136.9	229.5	7/27/2005	Undefined
SUCUNDURI	0.16	210.0	223.8	433.8	10/9/2006	Undefined
CARVOEIRO	0.33	14.0	43.7	57.7	3/10/2006	Undefined
ITAPURU	0.31	38.6	47.2	85.8	10/1/2010	Undefined
BETÂNIA	0.43	228.5	298.1	526.6	7/17/2006	Undefined
VILA DE MATUPÍ	1.85	1,050.4	1,266.9	2,317.3	8/10/2006	Undefined
AUXILIADORA	0.468	141.3	161.7	303.0	10/9/2006	Undefined
SANTA RITA WELL	0.62	371.1	403.5	774.7	11/26/2006	Undefined
PARAUÁ	0.568	204.8	261.6	466.4	9/13/2003	Undefined
BELO MONTE	0.246	59.9	71.3	131.2	10/9/2006	Undefined
VILA DE ALTEROSA	0.33	87.1	107.5	194.5	10/9/2006	Undefined
UHE Balbina	277,500	358,262.0	399,548.0	757,810.0	jan/89	01/03/2027
UTE Aparecida	251,540	46,969.0	74,684.0	121,653.0	feb/84	Undefined
UTE Mauá	788,476	214,883.0	295,027.0	509,910.0	apr/73	Undefined
UTE Electron(*)	60,000	646.0	15.0	661.0	jun/05	Undefined
UT CO Cidade Nova	29,672	23,986.0	26,142.0	50,128.0	08/13/2008	Undefined
UT AS São José	73,400	64,376.0	66,898.0	131,274.0	02/11/2008	Undefined
UT FO Flores	124,700	90,020.0	89,882.0	179,902.0	08/16/2008	Undefined
UTE Distrito	49,036	39,452.0	37,771.0	77,223.0	10/01/2010	Undefined
UTE Iranduba	54,720	23,684.0	30,778.0	54,462.0	11/01/2010	Undefined
Total		1,117,812.5	1,301,802,7	2,419,615.2
* Plant Property Regime Eletronorte Lending to Amazonas Energia

Marketletter – June 2011

Energy purchased for resale

MWh	1st qrt/11	2nd qrt/11	2011
PIE's	641,519	624,361	1,265,880
Eletroacre	1,105	1,117	2,222
Total	642,624	625,478	1,268,102

Marketletter – June 2011

R$ Million	1st qrt/11	2nd qrt/11	2011

Eletrobras System	0.2	0.3	0.5
Others	173.9	231.0	404.9
TOTAL	174.1	231.3	405.4

Energy sold

	1st qrt/11		2nd qrt/11		2011
Distribuition	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Residencial	110.1	315,398	113.2	317,652	113.2	633,050
Industrial	121.3	415,543	127.9	436,641	127.9	852,184
Commercial	87.9	226,813	92.0	240,139	92.0	466,952
Rural	2.7	13,202	2.8	13,548	2.8	26,750
Public power	37.4	93,348	41.9	110,302	41.9	203,650
Public lighting	5.7	29,708	5.8	29,882	5.8	59,590
Public service	11.9	47,990	12.2	46,984	12.2	94,974
Total	377	1,142,002	395.8	1,195,148	395.8	2,337,150

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11
Public service	7,038	7,273
Industrial	3,246	3,230
Residencial	609,026	619,271
Commercial	62,933	64,168
Others	38,523	39,003
Total	720,766	732,945

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11
3,513	6,760

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		2011
Type	Metric Unit	Quantity	R$ Million	Quantity	R$ Million	Quantity	R$ Million
Diesel	litre	322,519	435.7	296,970	518.7	619,489	954.4

Losses  - %

1st qrt/11		2nd qrt/11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial
2.21	38.45	1.76	40.47	1.97	39.5

Extension of transmission line – 06/30/11

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69.0	7,337	4-fev-01
2	MNMU-LT4-01	69.0	11,932	13-out-91
3	MNDI-LT4-01	69.0	4,684	13-out-91
4	MNDI-LT4-02	69.0	4,684	11-nov-06
5	MNVO-LT4-01	69.0	1,160	13-out-91
6	MNVO-LT4-02	69.0	1,160	13-out-91
7	MNCC-LT4-01	69.0	5,796	26-jul-92
8	MNSG-LT4-01	69.0	6,418	28-set-97
9	MNSG-LT4-02	69.0	7,230	12-out-97
10	MNFL-LT4-01	69.0	4,438	11-fev-89
11	MNFL-LT4-02	69.0	4,494	18-nov-01
12	MNFL-LT4-03	69.0	4,842	2-dez-07
13	MNCD-LT4-01	69.0	7,463	1-jan-96
14	MNSO-LT4-01	69.0	9,516	19-mar-05
15	FLRE-LT04-01	69.0	1,466	30-nov-08
16	REPN-LT04-01	69.0	4,515	30-nov-08
17	FLPN-LT4-01	69.0	5,993	2-dez-07
18	ADPN-LT4-01	69.0	8,663	15-jul-83
19	ADSG-LT4-01	69.0	3,788	2-fev-97
20	ADCC-LT4-01	69.0	3,994	23-mar-05
21	ADEP-LI4-01	69.0	0,153	23-nov-99
22	MUDI-LT4-01	69.0	7,637	30-abr-77
23	MUDI-LT4-02	69.0	5,541	12-abr-99
24	MUDD-LT4-01	69.0	4,122	29-nov-97
25	MUDD-LT4-02	69.0	4,107	7-mar-04
26	MUCC-LT4-01	69.0	9,388	6-fev-05
27	MUCD-LT4-01	69.0	17,194	20-ago-06
28	MUMG-LT4-01	69.0	0,533	22-fev-04
29	MUEP-LI4-01	69.0	0,200	7-mar-04
30	MGSJ-LT4-01	69.0	8,882	9-mar-04
31	MGCE-LI4-01	69.0	6,058	9-jul-04
32	MUMG-LT4-02	69.0	0,226	29-fev-04
33	ETMU-LT4-01	69.0	0,358	1-jan-81
34	DICE-LT4-01	69.0	2,065	17-mar-96
35	DDCC-LT4-01	69.0	7,428	29-nov-97
36	SGCC-LT4-01	69.0	4,005	2-fev-97
37	SOSV-LT4-01	69.0	5,326	19-mar-05
38	PSIB-LI4-01	69.0	18,048	17-jun-06

Marketletter – June 2011

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230.0	158,513	6-nov-06
2	MNCR-LT6-01	230.0	22,704	6-nov-06
3	RTFG-LI6-01	230.0	0,129	13-set-98
4	BAMN-LT6-02	230.0	180,344	9-mai-89
5	BABA-LT6-01	230.0	0,590	20-fev-89
6	BABA-LT6-02	230.0	0,635	15-mar-89
7	BABA-LT6-03	230.0	0,635	24-abr-89
8	BABA-LT6-04	230.0	0,680	13-set-89
9	BABA-LT6-05	230.0	0,680	24-jul-89

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	2011
13.23	11.82	25.04

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	2011
13.29	12.10	25.38

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	2011
122.34	125.31	123.83

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
336.4	324.60	326.40

Main investments - R$ million

Marketletter – June 2011

Project	1st qrt/11	2nd qrt/11	2011
Distribution	76.5	65.8	142.3
Generation	10.8	15.5	26.3
Others	2.3	5.4	7.7
Total	89.6	86.7	176.3

Loans and Financing – R$ million

Creditor	06/30/11	Due date	Currency
Eletrobras	538	06/2023	REAL

Contract obligations – 06/30/11– R$ million
Loans and	2011	2012	2013	2014	2015	2016	Após 2016
Financing	0	100	114	111	80	56	77

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	Após 2016
R$	869,831,368.51	973,687,484.26	1,087,909,311.35	1,128,045,102.39	1,217,706,658.87	1,255,956,955.44	5,444,070,007.75
MWh	2,594,061.48	3,190,509.03	3,985,800.00	3,985,800.00	4,423,800.00	4,423,800.00	17,695,200.00

Default – more than  120 days – on 06/30/11

Class	R$
Industrial	82,113,524
Residencial	14,567,678
Commercial	18,231,760
Others	47,110,795
Total	162,023,757

Number of employees – 06/30/11
Generation
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
293	21	201	119	196	91	921

Department	Number of employees
Field	864
Administrative	57

Region	Number of employees
Amazonas	921

Transmission
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
44	4	2	0	50	56	156

Department	Number of employees
Field	53
Administrative	103

Region	Number of employees
Amazonas	156

Distribution
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
540	64	104	122	233	183	1,246

Department	Number of employees
Field	525
Administrative	721

Region	Number of employees
Amazonas	1,246

Complementary work force

Contracted	Other
1,548	17

Marketletter – June 2011

Turnover

1st qrti/11	2nd qrt/11
0.39	0.51

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

	06/30/11	12/31/10
Assets
Current Assets

Cash and banks	38,463	29,972
Consumers and concessionaires	171,940	161,790
Program for reduction of electric energy consumption	4,398	4,398
Tariff charges	675	681
Free energy	3,267	3,267
Debtors	956	891
Taxes and social contributions to compensate	4,563	5,521
Social tariff for low-income consumers	8,983	9,364
Stored materials	7,138	6,489
Other credits	30,982	24,120
	271,365	246,493
Non-Current Assets
Long-term assets
Consumers	136,310	149,664
Taxes and social contributions to compensate	3,333	4,060
Collaterals and tied deposits	4,664	4,484
Deposits linked to litigations	26,801	27,578
Financing assets - concessions	371,486	360,289
Others	9,494	9,454
	552,088	555,529
Investments	168	168
Intangible	51,019	62,218
Property, plant and equipment	23,213	23,977
	626,488	641,892
Total of Assets	897,853	888,385

Marketletter – June 2011

(R$ thousand)

	06/30/11	12/31/10
Liabilities
Current Liabilities

Suppliers	47,252	90,825
Program for the reduction of electric energy consumption	2,410	2,409
Tariff charges	509	522
Payment-roll	8,619	5,652
Taxes and social contributions	29,072	35,191
Loans and financing	79,266	70,884
Employees benefits	17,557	17,556
Provision for vacations and social charges	12,720	10,238
Regulatory taxes	4,885	7,274
Program for energy efficiency	10,176	11,043
Others	40,846	40,108
	253,312	291,702
Non-Current Liabilities

Long-term liabilities
Taxes and social contributions	11,778	12,889
Loans and financing	186,929	186,336
Resources for capital increase	85,249	7,485
Provision for contingencies	78,493	77,088
Program for the reduction of electric energy consumption	23,397	20,511
Other obligations	17,637	18,369
	403,483	322,678
Stockholders’ Equity

Social Capital	525,484	525,484
Fair value and equity adjustment	(39,227)	(39,227)
Other comprehensive income	(51,852)	(51,852)
Accrued losses	(193,347)	(160,400)
	241,058	274,005
Total Liabilities	897,853	888,385

Marketletter – June 2011

Statement of Income for the period ended on June, 31

(R$ thousand)

	2011	2010
Operating Revenue
Supply and gross supply of electric energy	194,448	322,727
Social tariff for low-income consumers	24,825	27,135
Construction revenues	22,796	18,449
Electric grid availability revenue	266,584	81,932
Other revenues	4,501	3,842
	513,154	454,085
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(96,811)	(83,817)
Social contribution - COFINS	(22,545)	(18,895)
Social contribution - PASEP	(4,895)	(4,102)
Global Reversion Reserve	(4)	(2,322)
Consumer charge - Energetic Efficiency Project - PEE	(1,593)	(1,520)
Consumer charge - Energetic development account - CDE	(2,839)	(2,634)
Consumer charge - Fuel consumption account - CCC	(15,045)	(10,260)
Consumer charge –Research and Development	(1,593)	(2,465)
Others	(988)	(62)
	(146,313)	(126,077)
Net Operating Revenue	366,841	328,008
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(179,015)	(159,651)
Charge on the use of transmission grid	(21,673)	(19,990)
	(200,688)	(179,641)
Cost of operation
Personnel	(63,413)	(48,816)
Material	(1,124)	(857)
Construction expenses	(22,796)	(18,449)
Third party services	(18,616)	(13,882)
Depreciation and amortization	(7,402)	(6,753)
Leasing and rentals	(1,376)	(1,270)
Insurance	(12)	(6)
Taxes	(803)	(377)
Donation	(55)	(47)
(-) Recovery of expenses	690	454
Others	(1,176)	(1,529)
	(116,083)	(91,532)
Total cost services rendered	(316,771)	(271,173)
Gross Income	50,070	56,835
Operating Expenses
Expenses with sales
Third party services	(8,401)	(4,472)
Net provisions	(36,321)	(35,472)
Others	(5,394)	(7,508)
Administrative and general expenses
Personnel	(24,828)	(15,256)
Material	(149)	(147)
Third party services	(8,588)	(9,736)
Fiscalization fee	(811)	(571)
Depreciation and amortization	(502)	(787)
Leasing and rentals	(105)	(132)
Insurance	(355)	(170)
Taxes	(253)	(278)
Donation	(18)	(17)
Net provisions	(3,853)	(3,374)
Others	(218)	(275)
Other Revenues (Expenses) net	(1,869)	(331)
	(91,665)	(78,526)
Operating Result	(41,595)	(21,691)
Financing result	7,826	11,219
Result before taxes	(33,769)	(10,472)
Net income (loss) for the period	(33,769)	(10,472)

Marketletter – June 2011

Analysis of the result

Result of the period

The Company presented, in the second quarter 2011, net loss 209% higher than the same period in 2010, rising from R$ 10.9 million to R$ 33.7 million.

The net loss recorded in the first half of 2011 was 186.8% higher than the same period in 2010, rising from R$ 11.7 million to R$ 33.7 million. The net loss of the first half represents (0.14) of Net Equity, against (0.04)% recorded in the same period of 2010, representing an increase of 250%.

This variation of the loss is mainly due to increased operating costs and reduction of the financial results, shown below:

The main determinants of the evolution of net revenue in the first half of 2011 were:

In the first half of 2011 the net revenue recorded was 11.8% higher than that recorded in the same period of 2010, going from R$ 328 million in 2010 to R$ 367 million in 2011.

This increase in net revenue was primarily due to the increase in invoicing, which went from R$ 1,273,061 in 2010 to R$ 1,350,088 in 2011, and also because of a positive adjustment in tariffs, of 12.71% on 08/28/2011 (negative variation of 13.90%, from August/2009 to July/2010).

Cost of electric services

Electricity purchased for resale

The Electricity purchased for resale increased by 12.1% due to an increased market as well as new products recorded in 2011.

Charges for the use of the electric grid

Charges for use of the grid had an increase of 8.4% due to increased demand.

Operating Expenses

The Personnel account changed by 37.7% from R$ 64 million in the first half of 2010 to R$ 88 million in the first half of 2011 due to: increased salaries because of the readjustment relative to 2010, implementation of the PCR (Career Plan) in January/2011 with the retroactive payment as of October/10, increase in the PLR (R$ 8.7 million in 2010 and R$ 12.3 million in 2011), and an increase of expenditures with health and nutrition.

The Materials account changed by 26.8% from R$ 1.0 million in the first half of 2010 to R$ 1.2 million in the first half of 2011 due to maintenance of the electric system.

The third-party service changed by 26.8% from R$ 28 million in the first half of 2010 to R$ 35 million in the first half of 2011 due to network maintenance, cutting of electricity supply to defaulting customers and reconnections, business services, program to decrease defaults and losses.

The Depreciation and amortization account changed by 4.8%, from R$ 7 million in the first half of 2010 to R$ 8 million in the first half of 2011.

The construction costs changed by 23%, from R$ 18 million in the first half of 2010 to R$ 23 million in the first half of 2011.

Losses with clients changed by 3.4%, from R$ 39 million in the first half of 2010 to R$ 40 million in the first half of 2011.

Other miscellaneous expenses varied (15.7)%, from R$ 12 million in first half 2010 to R$ 10 million in the first half of 2011.

Financial revenues (expenses)

In the first half of 2011, financial revenues increased 16.2% if compared to 2010, going from R$ 29 million in 2010 to R$ 34 million in 2011. This result is due to the recording of the monetary variation on energy accounts, as per Aneel resolution nº 414.

Financial expenses in the first half of 2011 showed an increase of 45.5% as compared to the same period last year, going from R$ 18 million in 2010 to R$ 26 million in 2011. This variation is due to the increase of debt charges with new loans, as well as the devolution, to consumers, of amounts derived from the non-compliance of indicators, Level of Tension, and devolution as per Aneel legislation, as well as the amount of R$ 2.7 million, determined by Aneel.

Marketletter – June 2011

Market data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	2011
MWh	1,044,190	983,609	2,027,799
Eletrobras	626,514	591,965	1,218,479
Other	417,676	391,644	809,320
R$ million	90,397	88,618	179,015
Eletrobras	46,029	42,918	88,947
Other	44,368	45,700	90,068

Number of Consumer Units Serviced

	1º Tri/11	2º Tri/11
Public service
Residencial	816,677	824,783
Industrial	2,657	2,650
Commercial	50,847	51,109
Rural	10,005	9,973
Government	8,075	8,129
Public illumination	165	165
Public service	1,065	1,044
Own consumption	137	161
Total	889,628	898,014

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11
11,236	11,491

Energy sold

	1st qrt/11		2nd qrt/11		2011
Distribution	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	46	267,020	33	255,966	79	522,986
Industrial	13	111,198	13	115,972	26	227,170
Commercial	25	147,156	27	142,382	52	289,538
Rural	4	59,178	3	29,210	7	88,388
Government	5	32,933	6	34,788	11	67,721
Public illumination	4	34,365	3	33,932	7	68,297
Public service	4	42,504	5	43,484	9	85,988
Total	101	694,354	90	655,734	191	1,350,088

Losses  - %

1st qrt/11		2nd qrt/11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial
8.42	22.23	8.42	21.91	8.42	22.16

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	2011
6.3164	6.8697	13.1861

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	2011
4.1744	4.0849	8.2593

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	2011
122	137	129

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
269.27	275.80	272.44

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Distribution	7	14.5	21.5
Citizen energy	0.9	6.2	7.10
Northeastern region energy	6.1	8.3	14.4
Other	0.4	0.4	.8
Total	7.4	14.9	22.3

Marketletter – June 2011

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Due date	Currency
Eletrobras	220	2022	Real
Faceal	29	2015	Real
BNDES	1	2013	Real
Bic Banco	10	2012	Real
Banco do Brasil	5	2010	Real
Lloyds Bank	1	2024	Dólar

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2nd qrt/11	2011	2012	2013	2014	2015	2016	After 2016
Local currency	265	79	37	39	36	28	16	30
Foreign currency	1	-	-	-	-	-	-	1

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2015
MWh	4,134,833	4,240,353	5,293,306	5,356,260	5,471,576	6,045,294	6,045,294
R$ thousand	377,138	391,427	526,737	530,645	542,397	598,484	598,484

Default – more than 120 days – on 06/30/11

Class	R$ million
Residential	29
Industrial	4
Commercial	9
Rural	2
Government	4
Public illumination	2
Other	7
Total	56

Number of employees – 06/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
643	1		22	268	409	1,343

Department	Number of employees
Field	736
Administrative	607

Turnover

1st qrt/11	2nd qrt/11
0.53%	0.61%

Marketletter – June 2011

Balance Sheet for the period ended on

(thousand R$)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	14,012	13,587
Open market application	6,437	51,060
Consumers	361,526	392,885
Electric energy credits installments	72,840	46,399
(-)Provision for credits of questionable liquidation	(237,338)	(246,550)
Taxes to compensate	7,277	5,079
Low-income consumption – subsidies to receive	8,921	10,621
Stored materials	23,794	14,171
Other credits	20,421	15,634
	277,890	302,886
Non-Current Assets
Electric energy credits - installments	126,325	80,951
Provision for credits of questionable liquidation	(27,813)	(43,591)
Taxes to compensate	4,893	3,345
Financial Asset Indemnified	463,455	348,925
Legal deposits	8,316	16,004
Others	1,118	1,118
	576,294	406,752
Investments	146	146
Property, plant and equipment	40,934	34,224
Intangible – concession - distribution	64,175	72,738
	105,255	107,108
	681,549	513,860
Total Assets	959,439	816,746

Marketletter – June 2011

Liabilities and Stockholders Equity	06/30/11	12/31/10
Current Liabilities
Suppliers	84,487	76,189
Free energy	8,560	8,113
Payment-roll	10,338	1,655
Loans and financing	143,511	77,162
Taxes and contributions	63,351	39,446
Private security fund	14,566	18,952
Estimated obligations	18,368	14,183
Regulatory taxes	21,580	19,973
Other payable accounts	18,217	21,010
	382,978	276,683
Non-Current Liabilities
Taxes and contributions	22,155	18,042
Loans and financing	343,179	344,515
Private security fund	104,607	100,644
Resources for capital increase	187,169	183,953
Regulatory taxes	23,509	22,283
Provision for contingencies	96,367	74,235
Other payable accounts	869	870
	777,855	744,542
Stockholders Equity
Social Capital	779,224	779,224
Other comprehensive income	(25,750)	(25,750)
Accumulated losses	(954,868)	(957,953)
	(201,394)	(204,479)
Total Liabilities	959,439	816,746

Marketletter – June 2011

Statement of Income for the period ended on June, 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply of electric energy	410,730	432,382
Electric grid availability revenue	18,505	9,479
Construction revenues	133,830	93,199
Other revenues	50,901	16,163
	613,966	551,223
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(100,083)	(92,610)
Social contribution - COFINS	(37,232)	(34,810)
Social contribution - PASEP	(8,083)	(7,557)
Regulatory asset	(304)	1,251
Global Reversion Reserve	(388)	(3,373)
Consumer charge - Energetic Efficiency Project - PEE and Research and Development	(2,938)	(3,163)
Consumer charge - Fuel consumption account - CCC	(11,448)	(11,113)
Consumer charge – Others	(3,307)	1,192
ISS	(75)	(3)
	(163,859)	(150,187)
Net Operating Revenue	450,106	401,036
Cost of electric energy service
Cost with energy
Short-term energy	(867)	(4,344)
CCEAR	(148,545)	(117,946)
Charge on the use of transmission grid	(22,323)	(25,296)
Proinfa	(4,434)	(6,064)
	(176,169)	(153,650)
Cost of operation
Personnel	(71,106)	(63,227)
Material	(3,180)	(1,995)
Third party services	(36,251)	(30,242)
Construction expenses	(133,830)	(93,199)
Depreciation and amortization	(10,755)	(10,633)
Leasing and rentals	(3,288)	(2,820)
Provision of contingencies	(37,995)	(5,861)
Provision for credits of questionable liquidation	24,990	(8,372)
Fiscalization fee	(812)	(938)
Commercial losses	14,484	(4,293)
Others	(2,482)	8,304
	(260,224)	(213,278)
	(436,393)	(366,927)
Service result	13,713	34,108
Other results
Other revenues	107	-
Other expenses	(1,036)	(719)
	(929)	(719)
Financing Revenues (expenses)
Income on financial investments	752	3,389
Fees on energy sold	25,413	7,379
Debt charges	(17,280)	(16,218)
Net monetary variation	(10,899)	(25,243)
Other	4,563	2,005
Financing result	2,549	(28,688)
Result before taxes	15,333	4,701
Taxes provision	(6,192)	-
Fiscal credit - IRPJ/CSLL	3,446	-
Net income (loss) for the period	12,587	4,701

Marketletter – June 2011

Analysis of the result

Net income

Only in the second quarter of 2011 the Company presented Net Income 2,210% higher than resubmitted values in the same period of 2010, from R$ 1.7 million in 2010 to R$ 37.6 million in 2011.

In the first half 2011, the recorded net income was 167.76% higher than resubmitted values in the same period of 2010 from R$ 4.7 million in 2010 to R$ 12.6 million in 2011. Net income of the first half represents 6.25% of net assets, compared to 0.53% resubmitted in the same period in 2010, representing an increase of 5.72%.

This variation is mainly due to:

1 - Increase in revenue due to the IRT 2010;

2 - number of consumers;

3 - financial income due to the correction of energy bills which were paid in installments object;

4 – Application of CPC (new accounting principles) (Construction revenues in 2011 of R$ 133.83 million, and R$ 93,199 thousand in 2010).

The main determinants of the evolution of net revenue in the first half of 2011 were:

In the first half, net revenue recorded was 12.24% higher than the restated value in the same period in 2010, from R$ 401 million in 2010 to R$ 450.1 million in 2011. This increase in net revenue was primarily due to rate adjustments. Market growth (number of consumers), increased interest income due to the correction of energy bills paid in installments, and the increase in construction revenue in 2011, from R$ 133.8 million to R$ 93.2 million in 2010.

Cost of electric service

Electricity purchased for resale

The Electricity purchased for resale increased by 19.86% due to increase in the market (number of consumers) and the cost of tariffs (auctions).

Charges for the use of the electric grid

Charges for the use of the electric grid increased 11.75%, from R$ 22.3 million in 2010 to R$ 25.3 million in 2011.

Operating costs

The Personnel line item increased 12%, from R$ 63.3 million in the first half of 2010 to R$ 71.1 million in the first half of 2011, mainly due to the collective agreement for salary readjustment (adjustment, payment of bonus and profit sharing) and the hiring of new employees.

The Materials line item varied by 59%, from R$ 2 million in the first half of 2010 to R$ 3.2 million in the first half of 2011, mainly due to new purchases of materials and equipment for the company's opening new offices and new employees.

The Third-party services line item varied by 20%, from R$ 30.2 million in the first half of 2010 to R$ 36.3 million in the first half of 2011 mainly due to hiring of new third-party services to serve the new offices installed in the state of Piauí and to fulfill requirements made with the Labour Court and ANEEL.

The Depreciation and amortization varied by 1% from R$ 10.6 million in the first half of 2010 to R$ 10.8 million in the first half of 2011 mainly due to the end of the works related to the “Light for All” Program.

The construction costs varied by 43.59%, from R$ 93.2 million in the first half of 2010 to R$ 133.8 million in the first half of 2011 primarily due to increased construction in progress due to the acceleration of the “Luz para Todos” Program.

Losses due to non-payment of electricity bills by customers varied -437.36%, from R$ - 4,300,000 in the first half of 2010 to R$ 14.5 million in the first half of 2011 mainly due to recovery of the energy bills of the municipalities renegotiated in 2011.

Other expenses varied 130% from R$ 8.3 million in the first half of 2010 to R$ 2.5 million in the first half of 2011 mainly due to recovery of costs of commercial losses.

Operating Revenue (expense)

Selling expenses in the first half of 2011, fell by 167.54% as compared to the same period last year, from an expense of R$ 30 million to revenues of R$ 20.3 million, mainly due the decrease in provisions for doubtful accounts and recovery of energy bills registered as commercial losses.

General and administrative expenses in the first half of 2011 showed an increase of 174.87% over the same period last year, from R$ 30.4 million in 2010 to R$ 83.5 million in 2011, mainly due to the payment of profit sharing and the salary increase as agreed upon with the unions.

Other net operating expenses presented in the first half of 2011, increased 29.20% compared to the same period last year, from R$ 719 thousand in 2010 to R$ 929 thousand in 2011, mainly due to the write-off of energy bills considered uncollectible until the limit of R$ 5,000.

Financial Revenues (Expenses)

In relation to the first half of 2010, the financial revenues of the first half of 2011 varied 127.24%, from R$ 15.3 million in 2010 to R$ 34.7 million in 2011, mainly due to the correction of energy bills renegotiated with the local governments and revenues from financial investments.Financial expenses in the first half of 2011 fell by 26.86% over the same period last year, from R$ 43.9 million in 2010 to R$ 32.1 million in 2011, mainly due to the incorporation of the AFAC's in December 2010 and the timely payments of the company toward its suppliers.

Marketletter – June 2011

Market Data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	2011
MWh	923,092	942,383	1,865,415
R$ million	85.106	91.063	176.169

Energy sold

	1st qrt/11		2nd qrt/11		2011
Distribution to	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	35.538	101,655	36.640	103,949	72.178	205,604
Industrial	18.017	56,888	18.682	56,704	36.699	113,592
Residential	120.924	244,476	118.643	240,624	139.567	485,100
Commercial	52.657	114,001	54.035	118,267	106.692	232,268
Other	6.720	22,278	6.699	21,678	13.419	43,956
Total	233.856	539,298	234.699	541,222	468.515	1,080,520

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11
State utilities	18,320	17,997
Industrial	3,825	3,877
Residential	844,954	856,524
Commercial	72,620	73,639
Other	29,030	28,862
Total	969,749	980,895

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11
18,743	12,716

Losses  - %

1st qrt/11		2nd qrt/11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial
12.35	17.75	12.4	21.18	12.3	19.6

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	2011
13.42	9.39	22.79

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	2011
9.27	6.39	15.64

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	2011
357	327	343

Extension of distribution lines (km) – 06/30/11

AT + BT urban	AT + BT rural
12,720	47,365

Average tariff – R$/MWh

2nd qrt/11
321.17

Main Investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Transmission	4.035148	12.641022	16.676170
Distribution	2.442754	9.391273	11.834027
Light for all	38.435749	59.076292	97.512041
Other	2.406761	0.904684	3.311445
Total	47.320412	82.013271	129.333683

Loans and Financing – R$ thousand

Creditor	Balance on 06/30/11	Due date	Currency
Eletrobras	444,632	2017	R$
BB	2,864	2014	R$
Chesf	32,185	To discharge	R$
Morgan	7,009	2024	U$

Marketletter – June 2011

Contract obligations on 06/30/11

Loans and Financing– R$ thousand	2011	2012	2013	2014	After 2015
	33,676	50,512	73,781	84,186	101,024

Energy Purcahse Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	3,917,963	4,400,708	3,250,978	2,787,367	2,402,767	2,324,397	53,059,369
R$	374,528.98	465,297.23	432,263.06	384,238.54	350,443.51	349,194,207	7,738,708.97

Default – more than  120 days – on 06/30/11

Class	R$ million
Industrial	30.959
Residential	3.565
Commercial	19.847
Other	137.023
Total	191.394

Number of employees – 06/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
413	0	1	6	191	804	1,415

Department	Number of employees
Field	741
Administrative	674

State of federation	Number of employees
Piauí	1.415

Complementary work force – 06/30/11

Contracted	Other
1,210	9

 (*) Employees from others companies of the Eletrobras System

Turnover

2nd qrt/11	1st qrt/11
0.78	2.62864

Marketletter – June 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	57,771	72,476
Consumers	149,277	140,831
CCC – Diesel reimbursement	158,207	91,011
Collaterals and linked deposits	3,194	22,613
Taxes to compensate	21,967	23,755
Stored materials	4,912	5,809
Expenses paid in advance	2,256	5,533
Others	30,035	21,555
	427,619	383,583

NON-CURRENT ASSETS
Consumers	41,544	50,970
CCC – Diesel reimbursement	399,769	371,599
Collaterals and linked deposits	26,939	14,660
Taxes to compensate	3,889	5,988
Expenses paid in advance	9,031	10,035
Financial Asset Indemnified (concession)	334,134	287,282
Others	11,040	10,917
Investments	1,833	1,833
Property, plant and equipment - net	13,655	14,198
Intangible	108,136	105,689
	949,970	873,171
TOTAL OF ASSETS	1,377,589	1,256,754

Marketletter – June 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	06/30/11	12/31/10
Current Liabilities
Suppliers	227,167	174,118
Pay-roll	1,130	1,641
Taxes to collect	22,456	21,013
Loans and financing	8,416	15,937
Provision for tax, civil and labor risks	27,019	26,103
Estimated obligations	11,345	18,603
CCC – Diesel reimbursement	9,310	9,047
Regulatory taxes	10,753	9,093
Others	15,501	16,414
	333,097	291,969

Non-Current Liabilities
Long-term liabilities
Loans and financing	96,824	92,907
Provision for tax, civil and labor risks	29,046	15,819
CCC – Diesel reimbursement	623,133	487,960
Taxes to collect	3,237	3,450
Resources for capital increase	81,111	80,998
Regulatory taxes	19,469	20,008
	852,820	701,142
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(926,188)	(854,217)
	191,672	263,643
Total Liabilities and Stockholders’ Equity (not covered)	1,377,589	1,256,754

Marketletter – June 2011

Statement of Income for the period ended on June, 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply of electric energy	430,849	358,757
Construction revenues	56,031	38,900
Other revenues	19,168	2,544
	506,048	400,201
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(69,153)	(56,611)
Social contribution - COFINS	(36,229)	(27,255)
Social contribution - PASEP	(7,931)	(5,917)
ISS	-	-
Global Reversion Reserve	(415)	(3,130)
Consumer charge - Fuel consumption account - CCC	(13,013)	(8,978)
CDE	(10,776)	(9,003)
Proinfa	(5,634)	(6,080)
Research and Development – Law 12,111/2009	(597)	-
Consumer charge - Energetic Efficiency Project - PEE	(1,542)	(1,189)
Consumer charge – Research and Development	(1,534)	(2,126)
Net Operating Revenue	359,224	279,912
Operational expenses
Personnel	(45,569)	(40,318)
Material	(3,032)	(2,370)
Third party services	(46,100)	(37,477)
Fuel for electricity production	(62,752)	(51,862)
Recovery expenses - CCC	62,752	51,862
Electric energy purchased for resale	(191,899)	(188,498)
CCC - reimbursement	-	-
Charge on the use of transmission grid	(17,580)	(17)
Depreciation and amortization	(12,669)	(13,204)
Constitution / Reversion – operating provision	(25,439)	(9,737)
Leasing and rentals	(1,102)	(980)
Construction expeses	(56,031)	(38,900)
Others	(13,736)	(18,970)
	(413,157)	(350,471)
Service result	(53,933)	(70,559)
Other revenues	572	1,500
Other expenses	(394)	(572)
	178	928
Operations result	(53,755)	(69,631)
Financing revenue	19,547	17,672
Financing expenses	(37,762)	(9,382)
Financing result	(18,215)	8,290
Result before taxes	(71,970)	(61,341)
Net income (loss) for the period	(71,970)	(61,341)

Marketletter – June 2011

Analysis of the result

Result of the period

The Company presented, in the first half of 2011, a Net Loss 17% higher than that reported in the same period of 2010, going from R$ 61 million in 2010 to R$ 71 million in 2011.

The net loss of this first half represents 37% of equity against 23% recorded in the same period of 2010, representing an increase of 14%.

The main determinants of the evolution of net revenue in the first half of 2011 were:

The net revenue recorded was 28% higher than that recorded in the same period of 2010, going from R$ 279 thousand in 2010 to R$ 359 thousand in 2011.

This net revenue increase was primarily due to the average tariff increase of 10.6% in November of 2010, plus market growth of 10.01%.

Cost of electric service

Electricity purchased for resale

The electricity purchased for resale increased by 2%, from R$ 188.5 million in the first half of 2010 to R$ 191.9 million in the first half of 2011, due to adjustment of contracts and market growth.

Charges for the use of electric

Charges for the use of the grid increased 103,312%, from R$ 17 thousand in the first half of 2010 to R$ 17.6 million in the first half of 2011, due to the interconnected system, SIN, whose costs were recorded as of August/2010.

Operating costs

The Personnel account varied by 62%, from R$ 9.6 million in the first half of 2010 to R$ 15.5 million in the first half of 2011, because of the management plan for hiring new employees.

The Materials account changed by 26%, from R$ 1.1 million in the first half of 2010 to R$ 1.4 million in the first half of 2011 due to the materials utilized in the operation maintenance system.

The third-party services line item changed by 40%, from R$ 17.9 million in the first half of 2010 to R$ 25.1 million in the first half of 2011, due to hiring of inspection teams to serve the entire state, specifically areas where theft of energy is high and rural areas served by the Luz para Todos Program (Light for All Program).

The Depreciation and amortization account changed by 2%, from R$ 11.3 million in the first half of 2010 to R$ 11.6 million in the first half of 2011 according to the recording of fixed assets which occurred in the first half 2011.

The construction costs have changed by 44%, from R$ 38.9 million in the first half of 2010 to R$ 56.0 million in the first half of 2011 due to added fixed assets.

Losses derived from Customers - PCLD changed by 63%, from R$ 10,912 thousand in the first half of 2010 to R$ 17,768 thousand in the first half of 2011, due to implementation of new methodology for recording of Provisions, including defaulting public services consumers, with a 100% recording of defaults in the receivables portfolio.

Operating expenses

Charges derives from sales, in the first half of 2011 showed an increase of 105% over the same period last year, from R$ 30.6 million to R$ 62.9 million. This variation is due to personnel expenses, on account of the management plan for hiring of new employees, as well as Charges on the Use of the electric grid, whose payments took place as of August 2010.

General and administrative expenses in the first half of 2011 showed an increase of 9% over the same period last year, from R$ 44.3 million to R$ 48.3 million, due to expenses with provisions for contingent liabilities, whose  assessment risks have changed from “possible” to “probable”.

Financial revenues (expenses)

In relation to the first half of 2010, financial income in the first half of 2011 varied by 11%, from R$ 17.7 million to R$ 19.6 million. This result is due to fines levied on customers.

Financial expenses in the first half of 2011 showed an increase of 302% over the same period last year, from R$ 9.4 million  to R$ 37.8 million. This variation is due to update of contingent liabilities and suppliers.

Marketletter – June 2011

Market Data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	2011
Eletrobras System
MWh	509,351	546,067	1,055,418
R$ million	59.2	61.7	120.9
Other
MWh	219,907	266,547	486,454
R$ million	33.0	37.9	70.9

Energy sold

	1st qrt/11		2nd qrt/11		2011
Distribution	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.3	18,308	5.0	21,242	9.3	39,550
Industrial	35.7	100,678	35.6	110,356	71.3	211,034
Residential	87.8	198,830	90.1	206,325	177.9	405,155
Commercial	54.0	120,362	56.7	119,167	110.7	239,529
Other	36.4	103,925	38.3	110,492	74.7	214,417
Unbilled revenue	-3.8	-	6.2	-	2.4	-
Total	214.4	542,103	231.9	567,582	446.3	1,109,68

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11
State utilities	184	186
Industrial	2,110	2,099
Residential	350,418	354,982
Commercial	35,817	36,283
Other	101,675	105,132
Total	490,204	498,682

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11
7,689	8,478

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		2011
Type	Metric unit	Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Diesel	M³	17,000	28.0	18,680	34.7	35,680	62.7

Total  losses  -  commercial - %

1st qrt/11	2nd qrt/11	2011
25.67%	30.10%	28.00%

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	2011
8.84	7.60	16.44

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	2011
7.26	6.82	14.08

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	2011
194.94	154.02	174.48

Extension of distribution lines (km) – 09/30/10

Voltage (kV)

138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	548	11,655	27,100	40,001

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	2011
339.92	335.61	337.72

Marketletter – June 2011

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	2011
Distribution	22.00	34.64	56.64
Rural Expansion of distribution Light for All Project	16.00	27.32	43.32
Expansion of Urban distribution	2.00	1.90	3.90
Maintenance of the distribution system	3.00	3.75	6.75
Isolated system - energy	0.60	0.10	0.70
Modernization – Distribution and Comercialization System	0.20	1.29	1.49
Expansion of the Distribution System	0.20	0.28	0.48
Infrastructure and support	2.30	3.11	5.41
Maintenance of real estate	2.30	3.11	5.41
Total	24.30	37.75	62.05

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Due date	Currency
Eletrobras	105.2	2025	Real

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2012	2013	2014	2015	2016	After 2016
	12.1	16.3	16.7	12.4	9.9	37.8

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	3,649,580	3,884,838	4,131,232	4,413,087	4,689,791	5,001,437	23,608,701
R$ million	526.40	593.39	668.26	755.97	850.77	951.08	5.055.64

Default – more than  120 days – on 06/30/11

Class	R$ million
Industrial	9.02
Residential	6.22
Commercial	4.31
Other	96.94
Total	116.49

Number of employees – 06/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
286	02	01	57	211	205	762

Department	Number of employees
Field	312
Administrative	450

Region	Number of employees
Central Regional Dept Southern Regional Dept. Main offices	151 187 424

Complementary work force – 06/30/11

Contracted	Other (*)
1,247	05

(*) Employees from others companies of  the Eletrobras System

Turnover

1st qrt/11	2nd qrt/11
1.64%	0.19%

Marketletter – June 2011

Balance Sheet for the period ended

(R$ thousand)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	825	1,694
Consumers and Concessionaires	153,783	117,386
(-)Provision for credits of questionable liquidation	(94,445)	(70,617)
Debtors	3,077	2,900
Stored materials	1,855	2,075
ICMS tax to recover	825	613
CCC - reimbursement	73,039	49,792
Others Credits	1,004	1,477
	139,963	105,320
Non- Current Assets
Consumers and concessionaires	62,480	65,408
(-)Provision for credits of questionable liquidation	(24,303)	(25,288)
Indemnified asset (concession)	94,251	92,244
Other credits	3,432	2,454
Property, plant and equipment	7,894	8,324
Intangible	12,459	13,045
	156,213	156,187
Total Assets	296,176	261,507

Marketletter – June 2011

Liabilities and Stockholders’ Equity	06/30/11	12/31/10
Current Liabilities
Suppliers	347,377	255,457
Payment-roll	1,579	1,669
Loans and financings	3,628	2,804
Regulatory taxes	4,551	3,139
Taxes and social contributions	1,520	1,616
Estimated obligations	6,888	5,118
Provisions for contingencies	11,470	10,614
Research and Development / energy efficiency	3,386	3,552
Related parties	7,889	8,413
Other obligations	4,601	2,307
	392,889	294,689
Non-Current Liabilities
Loans and financings	12,094	13,595
Related parties	42,505	46,540
Research and Development / energy efficiency	2,487	1,752
Retirement benefit	7	7
	57,093	61,894
Stockholders’ Equity
Social Capital	320,743	320,743
Equity valuation adjustment	0	(144)
Accrued losses	(474,549)	(415,675)
	(153,806)	(95,076)
Total Liabilities and Stockholders’ Equity	296,176	261,507

Marketletter – June 2011

Statement of Income for the period ended on June 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply of electric energy	65,182	64,449
Gross supply of electric energy	7,020	5,348
Use of distribution grid	6,865	6,811
Construction revenues	2,811	2,448
Financial asset – remuneration revenue	4,681	2,214
Other revenues	1,417	934
	87,976	82,204
Deductions to Operating Revenue
ICMS on the sale of energy	(12,619)	(7,821)
Social contribution - PIS/PASEP	(1,405)	(1,353)
Social contribution - COFINS	(6,473)	(6,095)
Service tax - ISS	(24)	(25)
Global Reversion Reserve	(1,466)	(1,393)
Charge on program for energy efficiency	(311)	(301)
Charge on Fuel consumption account - CCC	(3,076)	(2,122)
Charge on Research and Development	(311)	(301)
Other charges	(190)
	(25,875)	(19,411)
Net Operating Revenue	62,101	62,793
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(43,854)	(26,726)
Cost of operation
Personnel	(13,219)	(7,766)
Material	(226)	(84)
Third party services	(3,824)	(2,823)
Depreciation and amortization	(2,569)	(2,699)
Others	46	(99)
	(19,792)	(13,471)
	(63,646)	(40,197)
Gross operating income	(1,545)	22,596
Operating income (expenses)
Sales expenses	(30,238)	(17,745)
General and administrative expense	(14,360)	(11,044)
Other operating income (expenses), net	(1,078)	(886)
	(45,676)	(29,675)
Service result	(47,221)	(7,079)
Other revenues (expenses)	(1)	(118)
Operating result before financing result	(47,222)	(7,197)
Financing result
Income from financial applications	1	32
Monetary variation – asset	13,203	9,782
Monetary variation – liability	(22,046)	(13,554)
Debt charges	(2,237)	(2,470)
Others	(429)	(1,583)
	(11,508)	(7,793)
Net income (Loss) for the period	(58,730)	(14,990)
Amount of shares – thousand	269,353	269,353
Net income (loss) per thousand shares – R$	(0.22)	(0.06)

Marketletter – June 2011

Analysis of the result

Result of the period

The Company presented, in the second quarter of 2011, a net loss 2.572% higher than the same period in 2010, from net income of R$ 1.3 million in 2010 to a loss of R$ - 32.8 million in 2011.

In the first half, the net loss recorded in 2011 was 292% higher than the same period in 2010, going from R$ -14.9 million in 2010 to R$ -58.7 million in 2011. The Net equity of 2011 has a deficit of the R$ -153.8 million, and in 2010 the loss for the same period represented 563.75% of net assets.

This variation of the loss is mainly due to variations in costs and expenses as specified below:

The main determinants of the evolution of net revenue in the first half were:

In the first half of 2011 the net revenue recorded was 1% lower than that recorded in the same period of 2010, going from R$ 62.8 million in 2010 to R$ 62.1 million in 2011.

This reduction in net revenue was primarily due to the registration of ICMS tax on the sale of electricity (in 2010 the correct amount of ICMS tax for the months of April, May and June were only registered in November) and also due to the CCC charge, which, in 2010 was accrued monthly, in the approximate amount of to R$ 230,000. In 2011 this amount is estimated in R$ 520,000 according to resolution 986 of Aneel.

Cost of electric service

Electricity purchased for resale

The Electricity purchased for resale increased by 64%, from R$ 26.7 million in 2010 to R$ 43.9 million in 2011, due to the return of normal procedures of power purchase from Eletronorte during all over of  the first half of 2011.  Between the months of April to September 2010 the electricity traded was being generated by the IPPs due to a power rationing which occurred in the same period in Venezuela. All costs involved in this period were only recorded in November 2010.

Operating costs

The Personnel account changed by 70%, from R$ 7.8 million in the first half of 2010 to R$ 13.2 million in the first half of 2011 and the main impacts were: the double recording of Provision Reversal (vacation , 13th salary, Social Security and FGTS) of R$ 5,050,000 which occurred in June 2010 and that amount was only reversed in the following month.  The average wage increased by 7% in 2010 and was recorded as of August, however, the effects impact both wages and corresponding charges in 2011. Other facts that impacted this account were: recording of Meal Tickets as benefits to employees and the participation in Results, which represent a 39% variation.

The Materiasl account varied by 169%, from R$ 84 thousand in the first half of 2010 to R$ 226 thousand in the first half of 2011 due to the increase in the consumption of material in general.

The third-party service account varied by 35%, from R$ 2.8 million in the first half of 2010 to R$ 3.8 million in the first half of 2011 and the main impact was “Corte e Ligação” Service (cutting off of electricity supply and relinking to the system), which in 2010 had not been recorded, but in 2011 amounted to R$ 1.11 million;

The Depreciation and amortization account varied by -4%, from R$ 2.7 million in the first half of 2010 to R$ 2.6 million in the first half of 2011 due to the write-offs which occurred in the period.

The construction costs varied by 15%, from R$ 2.4 million in the first half of 2010 to R$ 2.8 million in the first half of 2011, due to the increase in acquisitions and Intangible Assets Indemnified.

Other expenses line item varied by -4% from R$ 2.11 million in first half 2010 to R$ 2.02 million in the first half of 2011 and the main change was in the Leases and Rentals section, which had a 88% reduction.

Operating expenses

Charges on sales, in the first half of 2011, showed an increase of 70%, from R$ 17.7 million in 2010 to R$ 30.2 million in 2011. This variation is primarily due to an increase in the following accounts:

•          Personnel, as specified above;

•          Provisions, which changed by 58%, from R$ 13.3 million in the first half of 2010 to R$ 20.1 million in the first half of 2011, mainly due to the energy consumption of public agencies (state and municipal) who have not been paying their invoices, as well as energy sold to CERR – Companhia de Energia do Estado de Roraima, who has been in default since August 2010;

•          Third Party Services and Personnel as specified above, as well as third party services (inspections), which varied by R$ 462 thousand, Meter reading and invoice delivery with an increase of R$ 272 thousand, and a Call Center with an increase of R$ 175 thousand.

General and administrative expenses in the first half of 2011 showed a 30% increase over the same period last year, from R$ 11 million in 2010 to R$ 14.4 million in 2011, and the main variations were due to the increase related to personnel as specified above and outsourced services related to required legal publications, surveillance services, consultants, among others. Other net operating expenses presented in the first half of 2011, an increase of 21% over the same period last year and came from R$ 886 thousand in 2010 to R$ 1,088 thousand in 2011. This range is mainly due to provision for civil and labor contingencies that showed an increase of 41% this period.

Financial revenues (expenses)

Financial revenues in the first half of 2011 varied 34%, from R$ 9.8 million in 2010 to R$ 13.2 million in 2011. This result is due to interest and penalties and updates regarding the electricity billed to customers, and not paid and also the installment plan with the state-owned companies (Companhia de Energia, Companhia de Águas, CODESAIMA) State Government and the City of Boa Vista.Financial expenses in the first half of 2011 showed a 40% increase in relation to the same period last year. In June 2010 financial expenses represented R$ 17.6 million, and in June 2011 the recorded amount was R$ 24.7 million. This variation is due to the interest on late payments as well as monetary correction on installments of energy purchased for resale (with Eletronorte).

Marketletter – June 2011

Market Data

Energy Generated

Plant	Installed	Generated Energy - MWh		Beginning of operation	End of concession
	Capacity - MW	2nd qrt/11	2011
Floresta	40	0		Abr/2010	Mar/2012
Distrito	20	0		Abr/2010	Mar/2012

Electric energy purchased for resale

	2nd qrt/11	2011
MWh	173,545	355,219
R$ million	9.39	57.65

Energy sold

	2nd qrt/11		2011
Class	R$ million	MWh	R$ million	MWh
State utilities	4.28	21,719.00	8.52	43,904.00
Industrial	0.77	3,097.00	1.55	6,463.00
Residential	20.51	63,205.00	40.45	126,270.00
Commercial	8.42	28,796.00	16.67	57,844.00
Other	1.34	7,126.00	2.69	14,394.00
Total	35.32	123,943.00	69.88	248,875.00

Losses  - %

2nd qrt/11		2011
Technical	Commercial	Technical	Commercial
8.07	5.94	8.07	6.38

DEC- Duration of interruptions - in hours

2nd qrt/11	2011
3.75	5.56

FEC – Frequency of interruptions – Number of outages

2nd qrt/11	2011
4.15	6.23

TMA – Average response time – in minutes

2nd qrt/11	2011
88.87	82.65

Extension of distribution lines (km) – 06/30/11

km	Voltage (kV)
1,586	127V ou 220V
1,501	13.8kV
70.27	69kV

Average tariff – R$/MWh

2nd qrt/11	2011
285.00	276.55

Main Investments - R$ million

Project	2nd qrt/11	2011
Distribuition	0.548	1.925
Maintenance of energy distribution system	0.451	0.972
Modernization and adaptation of energy distribution and commercialization system	0.000	0.057
Expansion of Urban Electricity Distribution	0.097	0.896
LPT	0.637	1.150
Expansion of Rural Electricity Distribution	0.637	1.150
Subtransmission	0.088	0.101
Expansion of Subtransmission system	0.003	0.016
Maintenance of Electric Energy Subtransmission System	0.085	0.085
Outros	1.674	1.797
Maintenance and adjustment of real state	0.000	0.026
Maintenance and adjustment of property. vehicles and equipment	0.078	0.078
Maintenance and adjustment of info assets	1.596	1.693
Total	2.947	4.973

Marketletter – June 2011

Loans and Financing – R$ million

Creditor	Balance on 06/30/11	Date Due	Currency
Eletrobras – RES 0676/03	7.13	10/30/2015	R$
Eletrobras – ECF 1554/97	6.33	10/30/2015	R$
Eletrobras – RES 0898/03	1.66	11/30/2015	R$
Eletrobras – RES 2516/05	0.23	12/30/2014	R$
Eletrobras – RES 2554/05	0.18	12/30/2014	R$
Eletrobras Eletronorte	20.46	11/30/2013	R$

Contract obligations on 06/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
Eletrobras	1.43	3.06	3.40	3.77	3.40
Eletronorte	3.84	8.28	8.34	-	-

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2015
MWh	632,601	660,341	703,499	741,635	660,341	3,541,831
R$ million	160.02	183.73	216.14	249.70	284.96	1,528.42

Default – more than  120 days – on 06/30/11

Class	R$ million
Industrial	0.13
Residential	4.21
Commercial	0.23
Other	15.61
Total	20.19

Number of employees – on 06/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
103	89	0	0	50	50	292

Department	Number of employees
Field	157
Administrative	135

Complementary work force – 06/30/11

Contracted	Other
02	03

Marketletter – June 2011	Subsidiaries Companies Information

     3.    Participation Company

Eletropar has a minority participation of 49% in the share capital of Eletronet SA - Eletronet and acts as representative of the interests of the utilities controlled by Eletrobras at Eletronet, with the responsibility of passing through the business earnings to these companies. Eletropar is paid for these administration services and is reimbursed for expenses incurred on account of services rendered.

Marketletter – June 2011

Balance Sheet for the period ended on
(R$ thousand)

Assets	06/30/11	12/31/10
Current Assets
Cash and banks	62,775	58,677
Return on investments	1,568	2,220
Fiscal assets to recover	678	757
Legal deposits	1,612	52
	66,633	61,706

Non-current assets
Investments	154,911	149,430
Property, plant and equipment
Furniture and utensils	215	209
(-) Accumulated depreciation	(170)	(163)
	45	46
Intangible	10	8
	154,965	149,484
Total Assets	221,598	211,190

Liabilities and stockholders equity	06/30/11	12/31/10
Current liabilities
Stockholders remuneration	-	2,721
Payable accounts - Eletrobras	219	534
Tax obligations	429	383
Estimated obligations	16	13
Other	32	38
	696	3,688

Non-current liabilities
Provisions for fiscal risks	1,631	1,531
Income tax and social contribution - deferred	28,773	26,729
	30,403	28,260

Stockholders equity
Social capital	118,054	118,054
Income reserve	1,142	1,142
Additional Proposed Dividend	-	8,161
Equity adjustment	55,854	51,885
Accrued losses	15,448	-
	190,498	179,242
Total liabilities and stockholders equity	221,598	211,190

Marketletter – June 2011

Statement of Income for the period ended on June 30
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	12,592	11,006
Interest on own capital	-	-
Equity participation	2,683	2,641
	15,275	13,647
Operating Expenses
Personnel/fees	1,046	1,059
Materials and Products	42	45
Traveling expenses, transportation, training	58	27
Third party services	230	222
Publicity	321	198
Taxes and contributions	79	76
Rent, Condominium Installments and Municipal Taxes	34	32
Operational provision	263	463
Equity participation investment - losses	-	320
Other	53	38
	2,125	2,479
Operating Result BEFORE FINANCING RESULT	13,150	11,168
FINANCIAL REVENUES (EXPENSES)	13,159
Financing revenues	3,329	1,547
Financing expenses	(597)	(69)
FINANCIAL RESULT	2,732	1,478
Operating result	15,883	12,646
Income before income tax and social contribution	15,883	12,646
Income tax and social contribution	(435)	(177)
Net income for the period	15,448	12,469
Net income per share
Basic and diluted	1.31315	1.20001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.